Exhibit 99.2

James Hardie Industries plc
Irish Statutory Accounts
For the Year Ended 31 March 2024

James Hardie Industries plc

Directors’ Report and
Consolidated Financial Statements

For the Year Ended 31 March 2024

FY 2024 Irish Statutory Accounts

James Hardie Industries plc

FY 2024 Irish Statutory Accounts	i

James Hardie Industries plc
Reading this Report
These Irish Statutory Accounts contain a Directors’ Report and audited consolidated financial statements and accompanying footnote disclosures prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), modified to comply with specific provisions of Irish Company Law for the consolidated entity consisting of James Hardie Industries plc and its direct and indirect wholly-owned subsidiaries and special purpose entity, (collectively referred to as “the Company”). In addition, these Irish Statutory Accounts include the James Hardie Industries plc Company Balance Sheet and related footnotes prepared on the going concern basis under the historical cost convention in accordance with the Companies Act 2014 ("Companies Act") and Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”).

For the year ended 31 March 2024, the Company has included, as an Appendix to the Directors’ Report, its fiscal year 2024 US and Australian Annual Report (“FY2024 Annual Report”). This report has been filed with the US Securities and Exchange Commission (“SEC”) and, except for the exhibits to the FY2024 Annual Report, is included in its entirety as an Appendix to the Directors’ Report. These exhibits can be obtained by accessing the Company’s FY2024 Annual Report on Form 20-F on the SEC’s website at www.sec.gov and on the Company’s Investor Relations website at https://ir.jameshardie.com.au/financial-information/financial-results. Disclosures in the Directors’ Report and consolidated financial statements that are duplicative to the FY2024 Annual Report have been cross-referenced to the relevant section(s) in the FY2024 Annual Report.
The Independent Auditor’s Report included on pages 9-16 refers solely to the financial statements included in the Irish Statutory Accounts. The Report of Independent Registered Public Accounting Firm included in the FY2024 Annual Report (Appendix to the Directors’ Report) refers solely to the financial statements in the FY2024 Annual Report which were prepared under US GAAP. As such, readers should not rely on the Report of Independent Registered Public Accounting Firm included in the FY2024 Annual Report as it does not relate to the financial statements included in the Irish Statutory Accounts.

FY 2024 Irish Statutory Accounts	ii

James Hardie Industries plc
Directors’ Report
For the year ended 31 March 2024
The directors present their report and audited consolidated financial statements for the fiscal year ended 31 March 2024 on the consolidated entity of James Hardie Industries plc (“JHI plc” or the "Parent Company") and its wholly-owned subsidiaries and special purpose entity. Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and special purpose entity (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”.
The directors have elected to prepare the consolidated financial statements in accordance with Section 279 of the Companies Act 2014 ("Companies Act"), which provides that a true and fair view of the assets and liabilities, financial position and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as defined in Section 279(1) of the Companies Act, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act or of any regulations made thereunder.
Directors’ Compliance Statement
As required by section 225(2) of the Companies Act, the directors acknowledge that they are responsible for the Company's compliance with its relevant obligations (as defined in section 225(1) of the Companies Act). The directors confirm that a “compliance policy statement” (as defined in section 225(3)(a)) has been drawn up, that appropriate arrangements and structures that are, in the directors' opinion, designed to secure material compliance with the company’s relevant obligations have been put in place and that a review of those arrangements and structures has been conducted in the financial year to which this report relates.
Audit Committee
As required by section 167(3) of the Companies Act, the directors hereby state that the Company has established an audit committee.
Principal Activities
See “Information on the Company – Business Overview – General Overview of Our Business” in Section 1 of the Appendix to this Directors’ Report.
Review of the Development and Performance of the Business
Trends and Economic Events
See “Management’s Discussion and Analysis – Outlook and Trend Information” in Section 2 of the Appendix to this Directors’ Report.
Operating Results
See “Management’s Discussion and Analysis – Operating Results” in Section 2 of the Appendix to this Directors’ Report.
Liquidity and Capital Allocation
See “Management’s Discussion and Analysis – Liquidity and Capital Allocation” subsections “Overview”, “Sources of Liquidity”, “Cash Flow”, “Capital Expenditures”, “Capital Management” in Section 2 of the Appendix to this Directors’ Report.

FY 2024 Irish Statutory Accounts	1

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2024
Principal Risks and Uncertainties
See “Risk Factors” in Section 3 of the Appendix to this Directors’ Report.
Legal Proceedings
See “Legal Proceedings” in Section 3 of the Appendix to this Directors’ Report.
Financial Instruments
See Financial Instruments in Note 1 to the US GAAP consolidated financial statements in Section 2 of the Appendix to this Directors’ Report and “Quantitative and Qualitative Disclosures About Market Risk” in Section 3 of the Appendix to this Directors’ Report.
Research and Development
See “Information on the Company - Business Overview - Dependence on Trade Secrets and Research and Development (“R&D”)” in Section 1 of the Appendix to this Directors’ Report.
Capital Management and Dividends
See Note 17 to the US GAAP consolidated financial statements in Section 2 of the Appendix to this Directors’ Report and “Management’s Discussion Analysis – Liquidity and Capital Allocation – Capital Management” in Section 2 of the Appendix to this Directors’ Report.
In respect of the share buy-back plan, see Note 8 in the Irish Statutory Accounts.
Results for the Year and Proposed Transfer to Reserves
The results for the year are set out in the consolidated statements of operations and comprehensive income on page 17. The balance to be transferred to reserves is US$510.2 million (2023: US$512.0 million).
Future Developments
See “Management’s Discussion and Analysis – Outlook and Trend Information” in Section 2 of the Appendix to this Directors’ Report.
Accounting Records
The measures taken by the directors to ensure compliance with the Company’s obligations under Section 281 to 285 of the Companies Act to keep adequate accounting records are the implementation of necessary policies and procedures for recording transactions, the employment of competent accounting personnel with appropriate expertise and the provision of adequate resources to the financial function.
The accounting records are maintained at the Company’s registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Other Non-Financial Disclosures
These other non-financial disclosures are included for the purpose of Statutory Instrument 360/2017 European Union (Disclosure of Non-financial and Diversity Information by certain large undertakings and groups) Regulation 2017.

FY 2024 Irish Statutory Accounts	2

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2024
Our Business Model
See “Business Overview” in Section 1 of the Appendix to this Directors’ Report.
Environmental Matters
See “Environmental, Health and Safety Regulation” in Section 1, "Risk Factors" in Section 3 of the Appendix to this Directors’ Report and the Company's "Sustainability Report for Fiscal Year 2023", which is available on our website at https://ir.jameshardie.com.au.
Social and Employee Aspects
See “Principle 3: Instill a culture of acting lawfully, ethically and responsibly” and “Winning Culture: Inclusion and Diversity” in Section 1 of the Appendix to this Directors’ Report and “Employees” in Section 3 of the Appendix to this Directors’ Report.
Respect for Human Rights
See “Principle 3: Instill a culture of acting lawfully, ethically and responsibly”, “Principle 5: Make Timely and Balanced Disclosure” and "Principle 6: Respect the Rights of Security Holders" in Section 1 of the Appendix to this Directors’ Report, along with the Sustainability Report for Fiscal Year 2023 and the James Hardie Global Code of Business Conduct on our investor relations website at https://ir.jameshardie.com.au for details of social responsibility programs.
Anti-Corruption and Bribery
See “Principle 3: Instill a culture of acting lawfully, ethically and responsibly,” “Insider Trading" and "Policies for Management of Material Business Risks" in Section 1 and "Risk Factors" in Section 3 of the Appendix to this Directors’ Report and the James Hardie Global Code of Business Conduct published on our investor relations website at https://ir.jameshardie.com.au/governance/governance-library.
Diversity on Board of Directors
See “Winning Culture: Inclusion and Diversity” in Section 1 of the Appendix to this Directors’ Report.
Principal Risks
Principal risks relating to environmental matters, social and employee matters, respect for human rights and anti-bribery and corruption are actively monitored as part of the role of the Audit Committee. This includes any potential adverse impacts where relevant and proportionate, to our business relationships, products and services. See "Risk Factors" in Section 3 of the Appendix to this Directors’ Report for details of principal risks.
Key Performance Indicators
Key performance indicators ("KPIs") in relation to each of the above areas are discussed in the relevant sections of the Appendix to this Directors’ Report.
KPIs have been established for those areas of our business where we believe the impact to be potentially material. No formal KPIs are in place relating to respect for human rights or anti-bribery and corruption, although performance in these areas is actively monitored as part of our Audit Committee.

FY 2024 Irish Statutory Accounts	3

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2024
Key Performance Indicators (continued)
See the Sustainability Report for Fiscal Year 2023 and the James Hardie Global Code of Business Conduct on our investor relations website at ir.jameshardie.com.au for details of social responsibility programs.
Important Events Since Year End
There are no significant events affecting the Group that have occurred since the year-end which would require disclosure or amendment to the financial statements.
Directors of the Company
See “Board of Directors” in Section 1 of the Appendix to this Directors’ Report for a list of the Company’s directors along with their biographies. The directors listed served on the Board throughout fiscal year 2024.
Disclosure of Information to Auditors
As required by section 330 of the Companies Act, the directors who held office at the date of approval of this Directors’ Report confirm that so far as they are each aware, there is no relevant audit information of which the Company’s statutory auditors are unaware and each director has taken all steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company’s statutory auditors are aware of that information.
Going Concern
The business activities, together with the factors likely to affect its future development, its financial position, financial risk management objectives, details of its financial instruments and derivative activities, and its exposures to price, credit, liquidity and cash flow risk of the Company are set out in Section 3 of the Appendix to this Directors’ Report. The James Hardie Group has considerable financial resources together with long-term contracts with a number of customers and suppliers across different geographic areas and industries. As a consequence, the directors believe that the James Hardie Group is well placed to manage its business risks successfully in the current economic outlook. After making enquiries, the directors have reasonable expectations that the James Hardie Group has adequate resources to continue in operational existence for a period of twelve months from the date of these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.
JHI plc was in a net current asset position of US$37.6 million and a net current liability position of US$17.8 million at 31 March 2024 and 2023, respectively. The Parent Company has minimal liabilities other than amounts owed to the Group. These undertakings will not be repaid until all other debts are satisfied. In addition, the Group has cash reserves of US$365.0 million and US$593.2 million of available unused external loan facilities at 31 March 2024 which the Parent Company can access through an inter-company facility with its Treasury subsidiary. The directors are satisfied that the Parent Company will continue to generate adequate cash to meet all its obligations as they fall due. On this basis, and after making inquiries, the directors have reasonable expectations that the Parent Company has adequate resources to continue in operational existence for a period of twelve months from the date of these financial statements. Accordingly, the Parent Company continues to adopt the going concern assumption in preparing the financial statements.

FY 2024 Irish Statutory Accounts	4

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2024
Directors’ and Secretary’s Interests
No director, the Company Secretary nor any member of their immediate family had any interest in shares or debentures of any subsidiary. The interests of Executive Director (Mr Aaron Erter) and the other members of the Company’s Board of Directors in the ordinary share capital of the Company at the beginning (or date of appointment if later) and end of fiscal year 2024 are set out in “Remuneration – Share Ownership and Stock Based Compensation Arrangements” in Section 1 of the Appendix to this Directors’ Report. The non-executive directors had no options or restricted stock units ("RSUs") at the beginning and end of fiscal year 2024.
The interests of Ms Aoife Rockett, the Company Secretary, in the ordinary share capital of the Company was nil shares and 4,111 RSUs at 31 March 2024 and 197 shares and 3,322 RSUs at 31 March 2023.
Political Donations
No political contributions that require disclosure under Irish law were made during fiscal year 2024 or 2023.
Subsidiary Companies
Information regarding subsidiary undertakings is provided in Note 33 to the consolidated financial statements.
Branches
As of 31 March 2024, the Company does not operate any branches outside of Ireland.
Annual General Meeting
Details of the Annual General Meeting of the Company will be contained in the Notice of Annual General Meeting 2024.
Auditors
The auditors Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the directors to fix their remuneration will be submitted at the Annual General Meeting.
On behalf of the Directors

/s/ Anne Lloyd	/s/ Renee Peterson
Anne Lloyd	Renee Peterson
20 May 2024

FY 2024 Irish Statutory Accounts	5

James Hardie Industries plc
Directors’ Responsibilities Statement

Company law in Ireland requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of the assets, liabilities and financial position of James Hardie Industries plc (“JHI plc” or the “Parent Company”) and of JHI plc and its wholly-owned subsidiaries and special purpose entity (collectively, the “Company” or the “Group”) and of the profit or loss of the Group for that period.
In preparing the financial statements of the Group, the directors are required to:
•select suitable accounting policies and then apply them consistently;
•make judgments and estimates that are reasonable and prudent;
•comply with applicable accounting principles generally accepted in the United States of America (“US GAAP”) in accordance with the Companies Act 2014 ("Companies Act") to the extent that the use of US GAAP does not contravene any provision of the Companies Act or of any regulations made thereunder, subject to any material departures disclosed and explained in the financial statements; and
•prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The considerations set out above for the Group are also required to be addressed by the directors in preparing the financial statements of the Parent Company (which are set out on pages 41 to 51), in respect of which the applicable accounting standards are those which are generally accepted in Ireland.
The directors have elected to prepare the Parent Company’s financial statements in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (“FRS 101”) as issued by the Financial Reporting Council together with the Companies Act.
Under Irish Company Law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Parent Company as at the end of the financial year, and the profit or loss of the Group for the financial year, and otherwise comply with the Companies Act.
The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy the assets, liabilities, financial position and profit and loss of the Parent Company and which enable them to ensure that the financial statements of the Group are prepared in accordance with US GAAP and ensure that the financial statements and directors' report comply with the provisions of the Companies Act. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

FY 2024 Irish Statutory Accounts	6

Appendix to the
Directors’ Report

FY 2024 US and Australian Annual Report

(This document is an appendix to, and constitutes an integral part of, the Directors’ Report.)

FY 2024 Irish Statutory Accounts	7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2024
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from       to
Commission file number 1-15240
JAMES HARDIE INDUSTRIES plc
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Ireland
(Jurisdiction of incorporation or organization)
1st Floor, Block A
One Park Place
Upper Hatch Street, Dublin 2, D02 FD79, Ireland
(Address of principal executive offices)
Aoife Rockett
Company Secretary
(Contact name)
353 1411 6924 (Telephone)                 353 1479 1128 (Facsimile)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered:
Common stock, represented by CHESS Units of Foreign Securities	JHX	New York Stock Exchange*
CHESS Units of Foreign Securities	JHX	New York Stock Exchange*
American Depositary Shares, each representing one unit of CHESS Units of Foreign Securities	JHX	New York Stock Exchange
* Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 433,784,634 shares of common stock at 31 March 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes   ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17  ☐  Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes ☒ No

2024
ANNUAL REPORT
ON FORM 20-F

James Hardie 2024 Annual Report on Form 20-F	i

James Hardie 2024 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. [Reserved]	Not applicable
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	149-159
Item 4. Information on the Company
A. History and Development of the Company	2-3; 12-13; 180
B. Business Overview	3-9
C. Organizational Structure	3; 10
D. Property, Plants and Equipment	11-13; 106-107
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	99-105
B. Liquidity and Capital Resources	105-107
C. Research and Development, Patents and Licenses, etc.	8
D. Trend Information	107
E. Critical Accounting Estimates	96-99
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	14-29
B. Compensation	30-68
C. Board Practices	22-29; 69-93
D. Employees	165
E. Share Ownership	57-60; 64-68
F. Disclosure of a Registrant's action to Recover Erroneously Awarded Compensation	None
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	181-182
B. Related Party Transactions	130
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	108-147; 179
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	165-167
B. Plan of Distribution	Not Applicable
C. Markets	165-166
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

James Hardie 2024 Annual Report on Form 20-F	iii

PART 1 (continued)	Page(s)
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	179
C. Material Contracts	179
D. Exchange Controls	179
E. Taxation	169-176
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	180
I. Subsidiary Information	Not Applicable
J. Annual Report to Security Holders	180
Item 11. Quantitative and Qualitative Disclosures About Market Risk	177-178
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	166-167
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	161-162
Item 16. [Reserved]	Not Applicable
Item 16A. Audit Committee Financial Expert	88
Item 16B. Code of Ethics	85-87
Item 16C. Principal Accountant Fees and Services	148
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	168
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	69-93
Item 16H. Mine Safety Disclosure	12
Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	Not Applicable
Item 16J. Insider Trading Policies	86-87
Item 16K. Cybersecurity	163-164
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	108-147
Item 19. Exhibits	189-193

James Hardie 2024 Annual Report on Form 20-F	1

SECTION 1
INTRODUCTION
James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in Europe for fiber gypsum products. Our current primary geographic markets include the United States of America (“US,” “USA” or the “United States”), Australia, Europe, New Zealand and the Philippines.
James Hardie Industries plc is a “public limited company,” incorporated and existing under the laws of Ireland. Except as the context otherwise may require, references in this Annual Report on Form 20-F (this “Annual Report”) to “James Hardie,” the “James Hardie Group,” the “Company,” “JHI plc,” “we,” “our” or “us” refer to James Hardie Industries plc, together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference.
For certain information about the basis of preparing the financial information in this Annual Report as well as an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see “Section 2 – Reading this Report.” Further, a “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.
The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “AUD” or “A$” refers to Australian dollars; and the term “EUR” or “€” refers to Euros.

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

James Hardie 2024 Annual Report on Form 20-F	2

INFORMATION ON THE COMPANY
History and Development of the Company

About James Hardie

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, we are governed by the Irish Companies Act 2014 and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the Australian Securities Exchange (“ASX”), Australian Securities and Investments Commission (“ASIC”), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.
The address of our registered office in Ireland is 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. The telephone number is +353 1411 6924. Our corporate website is www.jameshardie.com. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 17, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 13 11 03. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, GPO Box 2975, Melbourne, VIC 3001; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt (“ADR”) register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares (“ADSs”) should be directed to Deutsche Bank, 1 Columbus Circle Floor 17S, New York, New York 10019, United States; telephone 1-212-250-9100.
Our History
James Hardie was established in 1888 as an import business, listing on the ASX in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefit that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990. Since then, we have expanded our product portfolio and global footprint, with fiber cement manufacturing plants across the United States, Australia and the Philippines. In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards, which has plants in Germany, the Netherlands and Spain.
Our Agreement with Asbestos Injuries Compensation Fund
Prior to 1987, ABN 60 Pty Limited (formerly James Hardie Industries Limited, then the ultimate parent company of the James Hardie Group) (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”) (collectively, the “Former James Hardie Companies”), manufactured products in Australia that contained asbestos. The manufacture and sale of these products has resulted in liabilities for the Former James Hardie Companies in Australia.
In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to Asbestos Injuries Compensation Fund (“AICF”) for the compensation of proven Australian-related personal injuries for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do not own AICF, however, we are

James Hardie 2024 Annual Report on Form 20-F	3

entitled to appoint three directors, including the Chairman, and the New South Wales (“NSW”) Government is entitled to appoint two directors.
Under the terms of the AFFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will make annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. As a result, for US GAAP purposes, we consider JHI plc to be the primary beneficiary of AICF.
Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. For additional information on our consolidation of AICF and asbestos-related assets and liabilities, see Note 1 to our consolidated financial statements in Section 2.
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2024:

Business Overview
General Overview of Our Business

James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the HardieTM brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, HardieTM Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The Company has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. See Notes 2 and 18 to our consolidated financial statements in Section 2 for a description of our operating segments and a breakdown of our net sales by operating segment and geographic market for each of our last three fiscal years.

James Hardie 2024 Annual Report on Form 20-F	4

Products
We manufacture fiber cement, fiber gypsum and cement bonded boards. Our fiber cement building materials includes a wide-range of products for both external and internal use across a broad range of applications, including external applications: siding, cladding, trim, soffit; and internal applications: walls, floors, ceilings. While there are some market specific products, our core fiber cement products, planks and flat panels, are sold across all of the markets in which we operate. Our fiber gypsum and cement-bonded boards are used mainly for interior applications such as dry lining walls, walls in timber frame buildings and flooring solutions. In addition, our cement-bonded boards are used in exterior and industrial applications as well as for fire protection.
Products Used in External Applications
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our fiber cement products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products, such as wood and stucco, and superior aesthetics when compared to vinyl siding.
Performance and design advantages:
•Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;
•Competing products do not duplicate fiber cement aesthetics;
•Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;
•The surface properties of our products provide an effective paint-holding finish, especially when compared to natural and engineered wood products, allowing for greater periods of time between necessary maintenance and repainting; and
•Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction.
The benefits associated with our fiber cement products have enabled us to gain a competitive advantage over competing products.
Products Used in Internal Applications
Compared to natural and engineered wood and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards. We believe our fiber gypsum products offer superior stability, fire safety and sound insulation properties compared to engineered wood and gypsum plaster boards. Furthermore, we believe our fiber gypsum flooring solutions offer superior handling properties, especially in the modernization of existing buildings, compared to wet screed solutions.

James Hardie 2024 Annual Report on Form 20-F	5

Significant New Products

In North America, new products released over the last three years include, an expanded ColorPlus® Technology offering through the Magnolia Home | James Hardie Collection and the HardieTM Architectural Collection.

In Asia Pacific, new products released over the past three years include Hardie™ Brushed Concrete Cladding to support our continued growth of our Hardie Embedded Texture Panel products and Hardie™ Oblique™ Cladding launched in Australia. In the Philippines, we debuted a product built specifically for Filipino homes and climate: HardieFlex® NexGen™ fiber cement boards with MoldBlock™ Technology.
In Europe, new products released over the past three years include HardieTM VL Plank, as well as the HardieTM Architectural Collection (which includes designs such as brushed concrete, smooth sand and the recently launched metallic) and fermacell® Therm25TM dry screed elements and the new pumpable levelling compound which helps to speed up and simplify the flooring renovation processes.
Principal Markets for Our Products
Fiber Cement
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry.
Competition in this market comes primarily from substitute products, such as natural wood or engineered wood, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate distributors, builders, contractors, installers and homeowners on our brand and the performance, design and cost advantages of our products.
In the Asia Pacific region, we principally sell into the Australian, New Zealand and Philippines markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our three primary markets are in external applications: siding, cladding, trim, soffit; and internal applications: walls, floors, ceilings.
In Australia, competition from imports and the locally based fiber cement manufacturer continues to be strong. Additionally, we have competition from natural and engineered wood, wallboard, masonry and brick products. In New Zealand and the Philippines, competitor fiber cement imports continue as manufacturers look to supplement their primary operating environments with additional markets.
In Europe, our fiber cement building products are used in both residential and commercial building applications in the form of external siding, soffits and internal tile underlayment for walls and floors. Competition includes timber based products as well as other manufacturers of fiber cement.
Fiber Gypsum and Cement-Bonded Boards
Our European fermacell® brand products are sold into the residential repair and remodel, commercial and residential new construction markets. The fermacell® brand of products comprise fiber gypsum and cement-bonded boards, two complementary products in the high performance board space, mainly used in timber frame construction, commercial dry lining projects and repair and remodel. Cement bonded boards are also used for several fire protection projects including tunnels.

James Hardie 2024 Annual Report on Form 20-F	6

Our key markets for fermacell® brand products in Europe include Germany, Switzerland, UK, Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.
Seasonality
We do not have significant seasonality, however our businesses typically follow activity levels in the building and construction industry.

Raw Materials
The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. The key raw materials used in the manufacture of our fiber gypsum products are gypsum, recycled paper and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate, and we have supply agreements and plans in place to navigate challenges in the supply environment. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.
We work hard to reduce the effect of both price fluctuations and supply interruptions by entering into contracts with qualified suppliers and through continuous internal improvements in both our products and manufacturing processes.
Cellulose Fiber
Reliable access to specialized and consistent quality pulp is critical to the production of fiber cement building materials. As a result of our many years of experience and expertise in the industry, we share our internal expertise with pulp producers in New Zealand, the United States, Canada and Chile to ensure they are able to provide us with a highly specialized and proprietary formula crucial to the reinforcing cement matrix of our fiber cement products. We have confidentiality agreements with our pulp producers, and we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot be assured that our intellectual property and other proprietary information will be protected in all cases. See “Section 3 – Risk Factors.”
Silica
High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.
Cement
Cement is acquired in bulk from local suppliers.
Water
We primarily use local water supplies and process all wastewater to comply with environmental requirements.

James Hardie 2024 Annual Report on Form 20-F	7

Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted in Germany and Spain and processed in Germany, the Netherlands and Spain. Synthetic gypsum is obtained from power plants in Germany and Poland. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural gypsum sources.
Recycled Paper
Recycled paper, utilized in the production of our fiber gypsum products in Europe, is generally sourced locally by the various production plants in Europe.
Sales, Marketing and Distribution
Our brand names, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. The Company leverages a global integrated marketing campaign that seeks to empower homeowners to realize their dream home, while also marketing directly to the building trades to drive demand for our products.
We offer our customers support through a specialized sales force and customer service infrastructure in North America, Australia, New Zealand, the Philippines and Europe.
Our customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.
We maintain dedicated regional sales management teams in our major sales territories who maintain relationships with national and other major accounts. Our various sales forces, which in some instances manage specific product categories, include skilled trades people who provide on-site technical advice and assistance.
In North America, we sell our exterior fiber cement products for repair and remodel and new residential construction through a combination of distributors, dealers and lumber yards. Where sales are to distributors, they then sell these products to dealers or lumber yards. Our interior fiber cement products in North America are typically sold through the large home center retailers and specialist distributors or dealers. Our products are distributed across North America primarily by road and, to a lesser extent, by rail.
In Australia and New Zealand, both new construction and repair and remodel products are sold through a combination of distributors, dealers and lumber yards. In the Philippines, a network of thousands of small to medium size retail outlets sell our fiber cement products to consumers, builders and real estate developers and DIY type stores. The physical distribution of our product in each country is primarily by road, rail or sea transport.
In Europe, both new construction and repair and remodel products are primarily sold to builder’s merchants and DIY type stores. These customers then sell the products to applicators such as dry liners, timber frame companies, smaller applicators and end consumers. Our products are distributed across Europe primarily by road and rail and, to a lesser extent, by sea transport.

James Hardie 2024 Annual Report on Form 20-F	8

Despite the fact that distributors and dealers are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders and building contractors. We encourage them to specify and install our products because of the quality and craftsmanship of our products.
Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. With the exception of our current major markets, as well as Japan and certain rural areas in Asia, and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends substantially on our ability to provide alternative construction solutions and for those solutions to be accepted in those markets.
Dependence on Trade Secrets and Research and Development (“R&D”)
We pioneered the successful development of cellulose reinforced fiber cement and, since the early-1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in R&D activities.
We view spending on R&D as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and unique design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors.
Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how and raw material and operating equipment specifications, all of which are maintained as trade secret information. We have enhanced our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting and trade secret protection to protect and increase our competitive advantage.
In addition, we have a variety of industrial, commercial and financial contracts relating to our proprietary manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our R&D efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”

James Hardie 2024 Annual Report on Form 20-F	9

Governmental Regulation
As an Irish plc, we are governed by the Irish Companies Act 2014 and are also subject to all applicable European Union level legislation. We also operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other federal, state, local and foreign rulemaking bodies. See “Section 3 – Other Information – Constitution” for additional information regarding the Irish Companies Act 2014 and regulations to which we are subject.

Environmental, Health and Safety Regulation
Our operations and properties are subject to extensive federal, state, local and foreign environmental protection, health and safety laws, regulations and ordinances governing activities and operations that may have adverse environmental effects. As it relates to our operations, regulated material, including wastewater and air emissions, may be produced at some of our manufacturing plants. The wastewater produced from our manufacturing plants is internally recycled and reused before eventually being discharged to publicly owned treatment works, a process which is monitored by us, as well as by regulators. In addition, we actively monitor air emissions and other regulated materials produced by our plants so as to ensure compliance with the various environmental regulations under which we operate.
Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of investigation, removal or remediation of certain regulated materials on, under, or in that property or other impacted properties. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of certain regulated materials may also be liable for the costs of investigation, removal or remediation of the regulated materials at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator, transporter or arranger knew of, or was responsible for, the presence of such regulated materials. Also, third parties may make claims against owners or operators of properties for personal injuries, property damage and/or for clean-up associated with releases of certain regulated materials pursuant to applicable environmental laws and common law tort theories, including strict liability.
In the past, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through enhanced administrative controls and/or capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of minor associated fines.
Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2024 Annual Report on Form 20-F	10

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2024.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie North America, Inc	United States	United States
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2024 Annual Report on Form 20-F	11

Property, Plants and Equipment
We have manufacturing plants across the United States, Europe, Australia and the Philippines, with our plants servicing both domestic and export markets. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.
Manufacturing Capacity
We own all the manufacturing facilities listed below.

Plant Location	31 March 2024 Nameplate Capacity (mmsf)[1]	Planned Future Nameplate Capacity (mmsf)[1]
United States fiber cement
Cleburne, Texas	666	666
Peru, Illinois	560	560
Plant City, Florida	600	600
Pulaski, Virginia	600	600
Reno, Nevada	300	300
Tacoma, Washington	500	500
Waxahachie, Texas	413	413
Fontana, California	250	250
Summerville, South Carolina	190	190
Prattville, Alabama	600	1,200
Westfield, Massachusetts[2]	N/A	N/A
Greenfield - Crystal City, Missouri	—	600
Total United States fiber cement	4,679	5,879
Asia Pacific fiber cement
Rosehill, New South Wales, Australia	180	180
Carole Park, Queensland, Australia	317	317
Cabuyao City, Philippines	172	172
Total Asia Pacific fiber cement	669	669
Europe fiber gypsum
Münchehof, Germany	441	441
Orejo, Spain	275	527
Wijchen, the Netherlands	273	273
Siglingen, Germany	154	154
Total Europe fiber gypsum	1,143	1,395
Total Europe fiber cement greenfield plant	—	300
Europe Other
Calbe, Germany [3]	41	41
Schraplau, Germany [2]	N/A	N/A

James Hardie 2024 Annual Report on Form 20-F	12

____________
1The calculated annual nameplate capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement, fiber gypsum and cement bonded board manufacturing facility nameplate, design and utilization capacities.
2Our Westfield, Massachusetts plant is a finishing facility for fiber cement substrate made at other locations. Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available for either of these facilities.
3Our Calbe, Germany plant produces cement bonded boards.
For fiscal year 2024, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 85%, 68% and 88% in the United States, Europe and Asia Pacific, respectively. For fiscal year 2023, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 89%, 81% and 95% in the United States, Europe and Asia Pacific, respectively.
Mines
In North America, we lease a silica quartz mine site near our Tacoma, Washington facility that is being actively mined. We have contracted with a third-party mining company to perform the mining operations at that site, including providing the labor and equipment for the mining work. The lease for our quartz mine in Washington expires in February 2027, with additional options to renew. We also lease a silica quartz mine site in Nevada, maintain leases on various properties in Texas that would permit us to mine silica quartz and own property in California which could be mined for silica. As of 30 April 2024, other than the site in Washington, we are not mining at the Nevada, Texas or California sites and have no immediate plans to do so.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2024, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
In Europe, we have a license to make use of a mining facility in Schraplau, Germany as a storage site. No active mining is being undertaken. We also have an investment in a natural gypsum mine in Spain.
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

(US$ Millions)	2024	2023	2022
North America Fiber Cement	$298.1	$392.0	$188.4
Asia Pacific Fiber Cement	47.8	136.2	46.9
Europe Building Products	89.7	57.8	18.7
R&D and Corporate	13.7	5.3	3.8
Total Capital Expenditures	$449.3	$591.3	$257.8

James Hardie 2024 Annual Report on Form 20-F	13

Significant active capital expenditures
At 31 March 2024, the following significant capital expenditures remain in progress:

Project Description	Approximate Investment (In millions)		Investment to date (In millions)		Project Start Date	Expected Completion Date	Expected Nameplate Capacity Increase (mmsf)
Prattville Greenfield expansion (sheet machines #3 and #4)	US$	439.0	US$	342.3	Q3 FY22	FY25	600
Prattville ColorPlus® finishing capacity	US$	83.8	US$	24.7	Q2 FY23	FY26	N/A
Orejo Brownfield expansion		€134.1		€89.1	Q3 FY22	FY25	252

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects completed in the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Massachusetts ColorPlus® finishing capacity	$56.4	FY21 - FY24
Prattville Trim finishing capacity	$55.1	FY21 - FY23
Carole Park Brownfield expansion	$36.8	FY19 - FY23
Prattville Greenfield expansion (sheet machines #1 and #2)	$241.2	FY18 - FY22
Summerville restart	$11.1	FY21 - FY22
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. However, in fiscal year 2024, we announced the cancellation of our plans to build a greenfield site in Truganina, Australia. For further information, see Note 7 to our consolidated financial statements in Section 2.

James Hardie 2024 Annual Report on Form 20-F	14

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
The Company’s management is overseen by an executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2024 are:

Aaron Erter
Chief Executive Officer
Age	50
Expertise, experience and skills
Aaron Erter was appointed as Chief Executive Officer (“CEO”) in September 2022.
A highly experienced executive, Mr. Erter possesses deep expertise in global, multi-billion dollar organizations in the consumer and industrial sectors. Specifically, he has built and managed high-performing teams, is proficient in P&L management, strategy development, product development, marketing, sales leadership and M&A.

Before coming to James Hardie, Mr. Erter served as CEO of PLZ Corp, a leader of specialty liquid and aerosol manufacturing.

Mr. Erter’s other career experiences include Sherwin-Williams, where he served as global president for Sherwin’s Consumer and Industrial businesses, Valspar, where he was senior vice president and general manager of the company’s Consumer business and 15 years at Stanley Black & Decker, where he held numerous leadership roles in sales and marketing for both the Black & Decker and DEWALT Brands.

Mr. Erter serves on the Board of Directors for Chicagoland Habitat for Humanity.

Mr. Erter holds a Bachelor of Economics from The Wharton School at The University of Pennsylvania and an MBA from The University of Notre Dame – Mendoza College of Business.

James Hardie 2024 Annual Report on Form 20-F	15

Rachel Wilson
Chief Financial Officer
Age	52
Expertise, experience and skills	Rachel Wilson was appointed Chief Financial Officer (“CFO”) of James Hardie in August 2023.

Ms. Wilson has a 30-year track record of driving stakeholder value for global technology, business services and consumer companies. Ms. Wilson has executed dozens of multi-billion transactions as an agent or principal and managed highly impactful finance functions including FP&A, investor relations and treasury.

Prior to James Hardie, Ms. Wilson served as the Chief Financial Officer and Treasurer of R1 RCM, a healthcare IT company that services hospitals and health systems across the United States. Ms. Wilson also previously served as the SVP Finance and Treasurer for Iron Mountain, a global enterprise information management company, and later, as its Chief Financial Officer, Data Centers.

Ms. Wilson was appointed to the Security and Exchange Commission’s (SEC) inaugural Fixed Income Market Structure Advisory Committee in 2017, and was named “Best Investor Relations Professional, Sell Side,” by Institutional Investor in 2016.

Ms. Wilson holds a joint B.A. and M.A. in international economics and international relations from Johns Hopkins University and an MBA from Columbia Business School.

James Hardie 2024 Annual Report on Form 20-F	16

Farhaj Majeed
Chief Human Resources Officer
Age	46
Expertise, experience and skills
Farhaj Majeed joined James Hardie as Chief Human Resources Officer (“CHRO”) in February 2023.
Mr. Majeed is an accomplished human relations professional with over 20 years of experience. Prior to James Hardie, Mr. Majeed held a variety of global and regional HR roles with top-tier companies such as Kraft Foods, Mondelez International, Abbott Laboratories and most recently, Whirlpool Corporation, where he led the Europe and MEA region as VP & CHRO, EMEA.

Mr. Majeed holds an MBA from the Institute of Business Management with an emphasis on Human Resources and Marketing.

Tim Beastrom
Chief Legal Counsel and Chief Compliance Officer
Age	57
Expertise, experience and skills
Tim Beastrom joined James Hardie in January 2023 as Chief Legal Counsel and Chief Compliance Officer.
Mr. Beastrom’s resume includes 25 years of in-house legal counsel focusing on corporate governance, securities law, environmental, social and governance risk oversight, mergers and acquisitions and commercial law.

Before starting at James Hardie, Mr. Beastrom was Chief Securities Counsel and Associate General Counsel at Ecolab, Inc.

Mr. Beastrom received his Juris Doctor from the University of Minnesota Law School and holds a Bachelor of Arts in business administration and management from Gustavus Adolphus College.

James Hardie 2024 Annual Report on Form 20-F	17

Sean Gadd
President, North America
Age	51
Expertise, experience and skills
Sean Gadd serves as President of North America for James Hardie, a position he’s held since January 2022.

Mr. Gadd began his career at James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr. Gadd then moved to the U.S. in 2006 to take on the role of Manufacturing Manager for various manufacturing facilities across the United States.

Since then, Mr. Gadd has had a variety of roles with increasing levels of responsibilities. In October 2015, he was appointed Executive Vice President, Markets and Segments, North America, with responsibility for strategic marketing and development. In December 2018, Mr. Gadd was appointed Executive Vice President, North America, Commercial, where his responsibilities included sales, product development and marketing prior to his current appointment as President, North America.

Mr. Gadd holds a Bachelor of Science in Engineering from the University of New South Wales and an MBA from its business school, the Australian Graduate School of Management.

James Hardie 2024 Annual Report on Form 20-F	18

Joe Liu
Chief Technology Officer
Age	61
Expertise, experience and skills
Joe Liu serves as James Hardie’s Chief Technology Officer (“CTO”), a role he’s held since January 2022.
In his role, Mr. Liu leads the firm’s global research and development and innovation efforts. Before taking over CTO duties, Mr. Liu was general manager for James Hardie’s Asia Pacific business.
Prior to James Hardie, Mr. Liu had an impressive 26 year career with 3M, where he held a variety of senior leadership roles in research and development, as well as commercial and international management.
Mr. Liu holds a Bachelor of Science and a Ph.D. in thermal energy and power engineering from Xi’an Jiao Tong University in China and an additional Ph.D. in mechanics from the University of Minnesota.

James Johnson II
Chief Information Officer
Age	52
Expertise, experience and skills
James Johnson II is James Hardie’s Chief Information Officer (“CIO”), a position he’s held since December 2021.
With a proven track record of developing effective, leading-edge technology solutions that create business value, he is responsible for all aspects of information technology and cyber security globally.
Mr. Johnson brings over 25 years of relevant and progressive IT experience, including 15 years as CIO for businesses in a variety of industries, including chemicals and metals companies. Most recently, Mr. Johnson held the role of CIO at Carpenter Technology and has also held IT roles with Honeywell International, Performance Fibers and Trinseo.
Mr. Johnson holds a Bachelor of Arts in economics from the University of Virginia and an MBA from the University of Maryland.

James Hardie 2024 Annual Report on Form 20-F	19

Ryan Kilcullen
Executive Vice President, Global Operations
Age	43
Expertise, experience and skills
Ryan Kilcullen is Executive Vice President of James Hardie’s Global Operations, a position he’s held since January 2022.
Mr. Kilcullen joined the company in 2007 as a PcI/PdI Engineer. Since then, Mr. Kilcullen has worked for the company in various manufacturing and supply chain roles including Process Engineer, Production Manager and Supply Chain Engineer.
Mr. Kilcullen was appointed Executive Vice President – North America Operations in 2016, where he was responsible for the company's supply chain, manufacturing, engineering and environmental and health & safety operations.
Mr. Kilcullen holds a Bachelor of Science in industrial engineering from Rensselaer Polytechnic Institute and a Master of Engineering in logistics from the Massachusetts Institute of Technology.

John Arneil
President, Asia Pacific
Age	44
Expertise, experience and skills
John Arneil is President of James Hardie’s Asia Pacific operations, a role he’s held since February 2023.
Since joining the company more than twenty years ago, Mr. Arneil has built an impressive career, having worked in James Hardie’s European, North American, and Asia Pacific businesses in a variety of commercial and operational roles.
Mr. Arneil has enjoyed exposure to multiple markets in different phases of business maturity and complexity enabling him to fully understand value creation from a consumer and customer perspective and how that translates end-to-end through innovation, manufacturing, commercialization and supply chain management. This, coupled with deep industry relationships has enabled Mr. Arneil to deliver record results for the Australian and New Zealand businesses year-over-year.
Mr. Arneil has a Bachelor of Business Management from The University of Queensland in Australia and a Master of Business Administration from The University of Leicester in the UK.

James Hardie 2024 Annual Report on Form 20-F	20

Christian Claus
President, Europe
Age	41
Expertise, experience and skills
Christian Claus is the President of James Hardie’s Europe business, a position he’s held since January 2023.
Prior to James Hardie, Mr. Claus held multiple leadership positions at Tarkett, a leading sustainable flooring and sports surface firm based out of Paris. Mr. Claus also held senior leadership positions at Air Liquide, the world’s leading manufacturer of industrial gases, as well as various commercial and international management roles at 3M.
Mr. Claus holds both an undergraduate and MBA from Heinrich Heine University in Duesseldorf, Germany and has completed numerous executive education programs at Harvard Business School, London Business School and the Massachusetts Institute of Technology.

Jill Kolling
Chief Sustainability Officer
Age	58
Expertise, experience and skills
Jill Kolling has served as Jame’s Hardie’s Chief Sustainability Officer (“CSO”) since March 2022.
Ms. Kolling is responsible for the development and execution of James Hardie’s global environment, social and governance strategy, ensuring integration with the company’s overall business goals. Prior to James Hardie, Ms. Kolling was the vice president for global sustainability at American conglomerate Cargill and built the first-ever global sustainability function for the corporation.
Ms. Kolling has a proven track record of applying strategic insights and systems thinking to optimize shareholder value, positive environmental outcome and social good.
Ms. Kolling holds a Bachelor of Science in mechanical engineering and a Master of Science in computer science, both from the University of Minnesota.

James Hardie 2024 Annual Report on Form 20-F	21

Stephen Balsavich
Global Head of Transformation
Age	43
Expertise, experience and skills
Stephen Balsavich has served as Jame’s Hardie’s Global Head of Transformation since December 2021.
Mr. Balsavich is responsible for leading the coordination and execution of various strategic and change initiatives. Mr. Balsavich began his career at James Hardie in 2016 and has worked on both finance and IT teams. During James Hardie’s acquisition of Fermacell in Europe, Mr. Balsavich served as the PMO and IT lead, which included integration efforts post deal closing.
Prior to James Hardie, Mr. Balsavich spent most of his career in mergers and acquisitions for PricewaterhouseCoopers (PwC).
Mr. Balsavich holds a Bachelor of Science in finance from the University of Illinois and an MBA from Dominican University.

Joel Wasserman
Vice President, Corporate Communications and Global Brand Management
Age	62
Expertise, experience and skills
Joel Wasserman joined James Hardie as VP of Corporate Communications and Global Brand Management in January 2023.
Mr. Wasserman is responsible for the company’s global marketing and communications initiatives. He has more than 35 years of progressive communications and marketing experience that includes work at integrated marketing agencies and consumer products companies.
Prior to his role with James Hardie, Mr. Wasserman spent ten years with Sherwin-Williams and Valspar where he was responsible for strategic planning and brand management for all paint brands in the consumer brands group. During his career, Mr. Wasserman has supported marketing and communications efforts for dozens of global companies and brands including Citibank, Kellogg’s, Kraft Foods and Black & Decker.
Mr. Wasserman holds a Bachelor of Science in Economics from Northern Illinois University.

James Hardie 2024 Annual Report on Form 20-F	22

Board of Directors
James Hardie’s Board of Directors (the “Board”) have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see “Section 1 - Corporate Governance Report” of this Annual Report.
Members of the Board at 30 April 2024 are:

Anne Lloyd, BS, CPA
Independent, Non-Executive Chair Appointed to the Board November 2018 Appointed as Chair November 2022 Current term expires November 2025
Age	62
Committees	None
Qualifications	Certified Public Accountant (CPA); BS in Business Administration (University of North Carolina)
Expertise, experience and skills
Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. Ms. Lloyd served as a member of the Audit Committee from the date of her appointment during her entire tenure as a Board member, with the exception of the period from 26 August 2019 through 25 February 2020, during which time she served as Interim CFO. She was appointed Chair of the Audit Committee effective 8 August 2020 and Deputy Chairperson effective 10 August 2022. She also served as Lead Independent Director from 6 January 2022 to 1 September 2022. Ms Lloyd was appointed Chair of the Board effective 3 November 2022 at which time she stepped down as Chair of the Audit Committee.
Ms Lloyd, an experienced corporate and finance executive, served as Chief Financial Officer of Martin Marietta Materials, Inc. a leading supplier of aggregates and heavy building materials, for over 12 years from June 2005 until her retirement in August 2017. She joined Martin Marietta in 1998 as Vice President and Controller and was promoted to Chief Accounting Officer in 1999. She was subsequently appointed Treasurer (2006-2013) and promoted to Executive Vice President in 2009. Earlier in her career, Ms Lloyd spent 14 years with Ernst & Young LLP (1984-1998), latterly as a senior manager and client service executive for the natural resources, mining, insurance and healthcare industries.

Other current directorships (Listed)	Insteel Industries, Inc (NYSE:IIIN) (since 2019); Highwoods Properties, Inc. (NYSE:HIW) (since 2018)
Other current directorships (Unlisted)	New Frontier Materials LLC (since 2021)
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	23

Peter-John Davis
Independent, Non-Executive Director Appointed to the Board August 2022 Current term expires August 2025
Age	65
Committees	Nominating and Governance Committee (Member)
Qualifications	Advanced Management Program (Harvard Business School); Foundation Member of Australian Institute of Company Directors (AICD)
Expertise, experience and skills	Peter John (PJ) Davis previously served as Chief Operating Officer (COO) of Bunnings Australia & New Zealand. During his 15-year tenure as COO, the division was one of the most profitable of the Wesfarmers Group.

With over 40 years’ experience in various retail and trade formats and home improvement industries, Mr Davis commenced his career on the sales floor and held senior roles in operations, marketing, advertising and merchandising before moving into general management and leading the development of the highly successful Bunnings Warehouse concept.

Mr Davis was responsible for the development, strategic direction, and operational management of the Bunnings businesses and its employees. His main objectives were to ensure growth in revenues and profitability and provide satisfactory returns for shareholders.

Mr Davis completed the Advanced Management Program at Harvard Business School in Boston, USA and is the Founding Director ANRA (Australian National Retailers Association) and Foundation Member of the Australian Institute of Company Directors.

Other current directorships (Listed)	None
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	None
Residency	Australia

James Hardie 2024 Annual Report on Form 20-F	24

Persio V. Lisboa, BS
Independent, Non-Executive Director Appointed to the Board February 2018 Current term expires August 2024
Age	58
Committees	Remuneration Committee (Chair); Nominating and Governance Committee (Member)
Qualifications	BS in Business Administration (Pontificia Universidade Catolica University)
Expertise, experience and skills	Mr Lisboa has extensive senior executive experience. He served as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he held from July 2020 to September 2021, when he decided to retire. Prior to that position, Mr Lisboa served at Navistar as Executive Vice President and Chief Operating Officer from March 2017 to July 2020, President of Operations from November 2014 to March 2017, Chief Procurement Officer from October 2011 to November 2014, and several other key senior leadership positions since 2005. Prior to these, Mr Lisboa held various senior leadership positions within Navistar’s South American operations. Mr Lisboa began his career at Maxion International Motores Brasil in 1986.
Other current directorships (Listed)	J.B. Hunt Transport Services Inc. (NASDAQ: JBHT) (since 2023)
Other current directorships (Unlisted)	Ascendance Trucks, LLC. (since 2023); Allegiance Trucks, LLC. (since 2023)
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	25

Renee J. Peterson, BS, MBA
Independent, Non-Executive Director Appointed to the Board November 2022 Current term expires August 2026
Age	63
Committees	Audit Committee (Chair)
Qualifications	BS in Accounting (St. Cloud State University Herberger Business School); MBA (University of Minnesota); Certified Public Accountant (inactive); Six-Sigma Green Belt
Expertise, experience and skills	Ms Peterson served as CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations, until March 2023. She continued to serve as Vice President until July 2023.

She previously served as Eaton Corporation’s Vice President of Finance and Planning for the company’s truck and automotive segments.

Prior to joining Eaton, Ms Peterson served in various financial leadership positions of increasing responsibility at Honeywell International over 25-years. Ms Peterson’s career has spanned several different areas within the industrial sector, including aerospace, automotive, construction and consumer products.

She earned her Bachelor of Science degree in accounting from St. Cloud State University Herberger Business School and an MBA from the University of Minnesota. She is a certified public accountant (inactive) and holds a six-sigma green belt certification.

Ms Peterson is an independent director for Franklin Electric (FELE), a global leader in the manufacturing and distribution of water and fueling products and solutions and is currently Audit Committee Chair. She also serves as the executive sponsor for the Franklin Women’s Network.

She previously served on the Board of the Greater Twin Cities United Way (GTCUW) as the Treasurer and Finance & Human Capital Committee Chair and was also a member of the GTCUW Executive Committee. Ms Peterson is also a member of the MN Women’s Economic Roundtable (MWER) and Women Corporate Directors.

Other current directorships (Listed)	Franklin Electric (NASDAQ:FELE) (since 2015)
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	26

Rada Rodriguez, MSc
Independent, Non-Executive Director Appointed to the Board November 2018 Current term expires November 2025
Age	65
Committees	Nominating and Governance Committee (Chair); Remuneration Committee (Member)
Qualifications	MSc Construction Engineering, Diploma in Efficient Board Management (Institute of Directors, UK)
Expertise, experience and skills	Ms Rodriguez serves as Chief Executive Officer of Signify DACH, part of the Signify Group, a world leader in connected LED lighting systems, software and services, since May 2021. She previously served as Chief Executive Officer of Schneider Electric GmbH, part of Schneider Electric Group, a global energy management and automation company and served as Senior Vice President, Corporate Alliances until 2021. On joining the company in 1999, she held a progression of senior roles including Head of International Research and Development for Schneider Electric Sweden, and Senior Vice President and Zone President, Central and Eastern Europe.

Prior to joining Schneider Electric GmbH, she worked at Level Group (later acquired by Schneider) and before that she worked for 5 years at Colasit Scandinavia AB, a Swiss industrial machinery manufacturer. She started her career with K-Konsult AB, a Swedish technical consulting firm with a focus on installation technology where she worked for 5 years as a design engineer.
Other current directorships (Listed)	None
Other current directorships (Unlisted)	ZVEI (since 2014)
Former listed company directorships (last five years)	None
Residency	Germany

James Hardie 2024 Annual Report on Form 20-F	27

Suzanne B Rowland, MS, BS
Independent, Non-Executive Director Appointed to the Board February 2021 Current term expires August 2024
Age	62
Committees	Audit Committee (Member); Remuneration Committee (Member)
Qualifications	BS in Chemical Engineering (University of Pennsylvania); Master of Science in Business Studies (London Business School)
Expertise, experience and skills	Ms Rowland has extensive senior executive experience leading complex global materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies driving focused profitable growth.

Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International plc between 2009 and 2015 where she led significant improvements in customer relationships, market share gains, pricing, operational execution, and acquisition integration. Before joining Tyco, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she held multiple senior executive roles including turning around the global Adhesives division and leading Procurement & Logistics for the company.

In 2023, Ms Rowland earned the Sustainability and Climate Risk Certificate from the Global Association of Risk Professionals.
Other current directorships (Listed)	Sealed Air Corporation (NYSE: SEE) (since 2020)
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	SPX Flow, Inc. (NYSE: SPXC) (2018-2022); L.B. Foster Co. (NASDAQ: FSTR) (2008-2022)
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	28

Nigel Stein, CA, BSc
Independent, Non-Executive Director Appointed to the Board May 2020 Current term expires August 2026
Age	68
Committees	Audit Committee (Member); Nominating and Governance Committee (Member)
Qualifications	Bachelor of Science in Mechanical Engineering (Edinburgh University); Chartered Accountant (CA) (Institute of Chartered Accountants of Scotland)
Expertise, experience and skills	Mr Stein has extensive experience in the global automotive and manufacturing sectors. He previously served as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he held from May 2018 to May 2024 and as a non-executive director from October 2015 to May 2024.

Prior to holding this position, Mr Stein served as Chief Executive Officer of GKN Ltd (GKN) (formerly GKN plc) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer. Earlier in his career, Mr Stein held senior finance positions with Laird plc and Hestair plc. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America. Mr Stein is a member of the Institute of Chartered Accountants of Scotland.
Other current directorships (Listed)	None
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	Inchcape PLC (LSE: INCH) (2015 - 2024)
Residency	United Kingdom

James Hardie 2024 Annual Report on Form 20-F	29

Harold Wiens, BS
Independent, Non-Executive Director Appointed to the Board May 2020 Current term expires August 2026
Age	77
Committees	Audit Committee (Member)
Qualifications	Bachelor of Science in Mechanical Engineering (Michigan Technological University)
Expertise, experience and skills	Mr Wiens worked at 3M Company (3M) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M’s largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth.

Prior to holding this position, Mr Wiens served as Executive Vice President, Sumitomo 3M, 3M’s largest subsidiary, headquartered in Tokyo, Japan, from 1995 to 1998 and served as Data Storage Business Leader and Vice President from 1988 to 1995 and as Memory Technologies Group Manufacturing Manager from 1983 to 1988. Mr Wiens began his career with 3M in 1968 and held many positions of increasing responsibility over his first fifteen years with 3M.

Other current directorships (Listed)	None
Other current directorships (Unlisted)	Rejuvi Venture LLC. (since 2021)
Former listed company directorships (last five years)	Bio-Techne Corporation (NASDAQ:TECH) (2014 - 2020)
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	30

Remuneration Report

This Remuneration Report describes the executive remuneration philosophy, programs and objectives of the Remuneration Committee and the Board of Directors (the “Board”), as well as the executive remuneration plans and programs implemented by James Hardie.

We are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations. However, taking into consideration our significant Australian and US shareholder bases and our primary listing on the Australian Securities Exchange (“ASX”), we have voluntarily produced a remuneration report consistent with those provided by similarly situated companies for non-binding shareholder approval since 2005.

This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2024) (“Senior Executive Officers”) in fiscal year 2024, and also includes an outline of the key changes for fiscal year 2025. Further details of these changes will be set out in the 2024 Notice of Annual General Meeting (“AGM”).

For fiscal year 2024, our senior executive officers are:

•Aaron Erter, Chief Executive Officer;
•Rachel Wilson, Chief Financial Officer (effective 16 August 2023);
•Sean Gadd, President, North America;
•Ryan Kilcullen, Executive Vice President, Global Operations;
•Timothy Beastrom, Chief Legal Officer; and
•Jason Miele, Chief Financial Officer (former Chief Financial Officer).

As previously announced, Mr Jason Miele ended his service as Chief Financial Officer on 16 August 2023 and remained as a consultant until 17 November 2023.

This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.

James Hardie 2024 Annual Report on Form 20-F	31

EXECUTIVE SUMMARY
Fiscal Year 2024 Business Highlights1

Our operating results for fiscal year 2024 reflected solid financial results, highlighted by record net sales of US$3.9 billion, an increase of 4% compared to fiscal year 2023. Adjusted earnings before interest and taxes (“EBIT”) of US$941 million and Adjusted net income of US$708 million in fiscal year 2024 increased 21% and 17%, respectively, compared to fiscal year 2023.

The following graphs show our performance for key financial measures during fiscal year 2024, with a comparison to prior corresponding periods:

Net Sales
Dollars in US millions
FY24 3,936
FY23 3,777
FY22 3,615
FY21 2,909
FY20 2,607

Adjusted EBIT
Dollars in US millions
FY24 941
FY23 780
FY22 816
FY21 629
FY20 487

Adjusted Net Income
Dollars in US millions
FY24 708
FY23 606
FY22 621
FY21 458
FY20 353

Adjusted Diluted EPS
US Dollars/Share
FY24 1.61
FY23 1.36
FY22 1.39
FY21 1.03
FY20 0.79

Adjusted ROCE
%
FY24 55%
FY23 48%
FY22 51%
FY21 40%
FY20 31%

Operating Cash Flow
Dollars in US millions
FY24 914
FY23 608
FY22 757
FY21 787
FY20 451

____________
1Please see the “Glossary of Abbreviations and Definitions” in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2024 Annual Report on Form 20-F	32

Fiscal Year 2024 Compensation Highlights

Our fiscal year 2024 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short- and long-term target performance goals are met.

The following is a summary of the key aspects and events that occurred relative to the Company’s remuneration policies, programs and arrangements during the course of fiscal year 2024:

•No changes were made to the core design of the of our Short-Term Incentive program in fiscal year 2024, which is comprised of both the Company Performance Plan (“CP Plan”) and Individual Performance Plan (“IP Plan”). The CP Plan continues to measure both Growth and Returns when assessing Company performance and shareholder value creation. A complete description of the CP Plan for fiscal year 2024 is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
•No changes were made to the design of the LTI Plan for fiscal year 2024. The LTI plan remains similar to the fiscal year 2023 plan with updated financial targets. A complete description of the LTI program, including the applicable performance hurdles, is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

Fiscal Year 2024 Total Target Compensation

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary, benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2024:

Summary of Fiscal Year 2024 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2024 Annual Base Salary (US$)	FY2024 STI Target Value (US$)	FY2024 LTI Target Value (US$)	FY2024 Total Target Compensation (US$)
A Erter	1,038,000	1,245,600	5,320,000	7,603,600
R Wilson	620,000	434,000	1,000,000	2,054,000
S Gadd	672,750	470,925	1,000,000	2,143,675
R Kilcullen	480,000	312,000	650,000	1,442,000
T Beastrom	450,000	270,000	400,000	1,120,000

Ms Wilson received a sign on US$500,000 restricted stock unit award with one-third vesting on 17 August 2024, 2025, and 2026. Ms Wilson also received a sign on US$500,000 Relative TSR RSU award vesting on 17 August 2026 subject to performance hurdles.

Results of 2023 Remuneration Report Vote

In August 2023, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2023. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we

James Hardie 2024 Annual Report on Form 20-F	33

have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.

At our 2023 Annual General Meeting, our shareholders approved our remuneration report, with 88.9% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2024.

APPROACH TO SENIOR EXECUTIVE REMUNERATION

Remuneration Philosophy

As our largest operating business and all of our Senior Executive Officers are located in the US, our remuneration philosophy is to provide our Senior Executive Officers with an overall package that is competitive with Peer Group companies exposed to the US housing and consumer durables market. Within this philosophy, the executive remuneration framework emphasizes operational excellence and shareholder value creation through incentives that link executive remuneration with the interests of shareholders. Our remuneration plans and programs are structured to enable us to: (i) attract and retain talented executives; (ii) reward outstanding individual and corporate performance; and (iii) align the interests of our executives to the interests of our shareholders, with the ultimate goal of creating long-term value for our shareholders. This pay-for-performance system continues to serve as the framework for executive remuneration, aligning the remuneration received with the performance achieved.

Composition of Remuneration Packages

In line with our remuneration philosophy, our goal is to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group, if stretch short- and long-term target performance goals are met. Performance goals for target variable performance-based incentive remuneration are set with the expectation that we will deliver results in the top quartile of our Peer Group. Performance below this level will result in variable remuneration payments below target (and potentially zero for poor performance). Performance above this level will result in variable remuneration payments above target.

James Hardie 2024 Annual Report on Form 20-F	34

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for our CEO and other Senior Executive Officers for fiscal year 2024. Fixed remuneration includes base salary and variable remuneration is comprised of target STI awards and the following three LTI components: (i) Relative Total Shareholder Return (“TSR”) Restricted Stock Units (“RSUs”); (ii) Return on Capital Employed (“ROCE”) RSUs; and (iii) Scorecard LTI at target, each of which are discussed in more detail in this Remuneration Report.

Setting Remuneration Packages

Remuneration decisions are based on the executive remuneration philosophy and framework described in this Remuneration Report. The Remuneration Committee reviews and the Board approves this framework each year.

Remuneration packages for Senior Executive Officers are evaluated each year to make sure that they continue to align with our compensation philosophy, are competitive with our Peer Group and developments in the market, and continue to support our business structure and objectives. In making decisions regarding individual Senior Executive Officers, the Remuneration Committee takes into account both the results of an annual remuneration positioning review provided by the Remuneration Committee’s independent advisers and the Senior Executive Officer’s responsibilities and performance.

All aspects of the remuneration package for our CEO and CFO are determined by the Remuneration Committee and ratified by the Board. All aspects of the remuneration package for the remaining Senior Executive Officers are determined by the Remuneration Committee on the recommendation of the CEO.
Remuneration Committee Governance

The remuneration program for our Senior Executive Officers is overseen by our Remuneration Committee, the members of which are appointed by the Board. As prescribed by the Remuneration Committee Charter, the duties of the Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration framework for the Company; and (iii) making recommendations to the Board on recruitment, retention and termination policies and procedures for senior management. The current members of the Remuneration Committee are Persio Lisboa

James Hardie 2024 Annual Report on Form 20-F	35

(Chairman), PJ Davis, Rada Rodriguez and Suzanne Rowland, all of whom are independent non-executive directors. A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on our Investor Relations website (ir.jameshardie.com.au).

Summary of Executive Compensation Practices

The following table summarizes certain of the key governance practices employed by the Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

Compensation Practices We Employ
✓	Retain independent compensation advisers reporting directly to the Remuneration Committee	✗	Prohibition on hedging of stock held by executives and directors
✓
Pay for performance model, with approximately 86% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 66% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers

		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum North America growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set share ownership requirements for all directors and Senior Executive Officers and Vice Presidents	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements

Remuneration Advisers

As permitted by the Remuneration Committee Charter, the Remuneration Committee retained FW Cook (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2024. The Remuneration Committee reviews the appointment of its advisers each year. Both FW Cook and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2024 to support their re-appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2024.

James Hardie 2024 Annual Report on Form 20-F	36

Benchmarking Analysis

To assist the Remuneration Committee in making remuneration decisions, the Remuneration Committee evaluates the remuneration of our Senior Executive Officers against a designated set of companies (the “Peer Group”). The Peer Group, which is reviewed by the Remuneration Committee on an annual basis, consists of companies that are similar to us in terms of certain factors. The Remuneration Committee believes that US based companies are a more appropriate peer group than Australian based companies, as they are exposed to the same macroeconomic factors in the US housing market as those we face.

For fiscal year 2024, the factors used to review and define the Peer Group included:

•Size (revenue and market cap);
•Industry (builders and suppliers);
•Exposure to the US housing market;
•Operates and services global markets; and
•Focus on innovation and intellectual property as a differentiating factor for the business.

As a result, it was decided to retain the peer group as identified for FY2023. Below are the names of the 22 companies comprising the Peer Group, which was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2024.

A.O. Smith Corporation	Louisiana-Pacific Corp	The Toro Company
Acuity Brands, Inc	Martin Marietta Materials, Inc	Toll Brothers, Inc.
American Woodmark Corp	Masco Corporation	Trex Co., Inc
Armstrong World Indus, Inc	Mohawk Industries, Inc	Valmont Industries, Inc
Builders FirstSource, Inc.	NVR, Inc.	Vulcan Materials Co
Carlisle Companies Incorporated	Newell Brands, Inc.	Watsco, Inc
Fortune Brands Home & Security	Owens Corning
Lennox International, Inc	Simpson Manufacturing Co., Inc
Performance Linkage with Remuneration Policy
During its annual review, the Remuneration Committee assessed our performance in fiscal year 2024 against:
•our historical performance;
•our Peer Group;
•the goals in our STI and LTI variable remuneration plans; and
•the key objectives and measures the Board expects to see achieved, which are set forth in what is referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2024 was strong. Management continued to drive profitable growth achieving record FY24 Net Sales globally, record EBIT in North America, and record EBIT margin in North America and APAC. The long-term incentive plan three-year ROCE performance exceeded expectations and the long-term strategic measures included in the Scorecard resulted in above target payouts.
More details about this assessment are set out below in this Remuneration Report.

James Hardie 2024 Annual Report on Form 20-F	37

DESCRIPTION OF 2024 REMUNERATION ELEMENTS
Base Salaries and Other Fixed Remuneration Benefits
Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, as well as the individual’s capability, experience and performance. Annual base salary increases are not automatic. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the Remuneration Committee each year.
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2024, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
Retirement Plan
In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements as defined by the Internal Revenue Service (the “IRS”). In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
Non-Qualified Deferred Compensation Plan
As of 1 January 2021, we sponsor a non-qualified deferred compensation plan, the James Hardie Executive Deferred Compensation Plan (the “Deferred Compensation Plan”). Participation in the Deferred Compensation Plan is generally limited to individuals whose annual salary exceeds the IRS limits applicable to our qualified plans or are participants in our Long-Term Incentive Plan (the “LTIP”). The Deferred Compensation Plan allows participants to elect to defer receipt of some or all of their salary or earned cash incentive to a later date. The Deferred Compensation Plan also restores matching employee contributions up to a maximum of the first 6% of an employee’s eligible compensation that would not be eligible in the 401(k) Plan due to IRS contribution limits so long as the participant defers eligible compensation to the Deferred Compensation Plan.

James Hardie 2024 Annual Report on Form 20-F	38

Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2024, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	LTIP	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)

STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2024, the STI target percentage for Mr Erter was 120% of base salary and 70% for Messrs Gadd and Miele and Ms Wilson, 65% for Mr Kilcullen and 60% for Mr Beastrom, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

CP Plan
For fiscal year 2024, the core plan design was the same as prior years. However, we changed our metrics to align with our strategic direction. We measure profitable growth primarily by using share gain and profitability metrics when assessing Company performance and shareholder value creation. These metrics continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific are Primary Demand Growth (“PDG”) and EBIT margin. Europe is measured against three metrics - High Value Product Volume Growth, Total Net Sales and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales incentivize outstanding company performance; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout is 3.0x of target. For fiscal year 2024, Mr Gadd is tied to the North America STI plan.

For executives with global responsibility (Messrs Erter, Kilcullen, Beastrom and Ms Wilson), their bonus is based on global metrics of Adjusted Net Income, Return on Capital Employed (“ROCE”) and HardieTM Operating Systems (“HOS”) cost savings. We believe these metrics properly align executives with global responsibility to be focused on our strategic initiatives and profitable growth globally.

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives aligned with the strategic plan and contributions to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan with Board discretion to award up to 300% of target for members of the Executive Leadership Team (“ELT”).

James Hardie 2024 Annual Report on Form 20-F	39

The Remuneration Committee has reserved for itself discretion to change the STI paid. An example of when the Remuneration Committee would consider exercising this discretion includes external factors outside of management’s control, such as, a general shift in the housing market that is considered to have a sufficiently material impact on results. The Remuneration Committee will disclose the reasons for any such exercise of its discretion.

The Remuneration Committee believes that the payout scales are appropriate because they provide management with an incentive to achieve overall corporate goals, balance growth with returns, recognize the need to flexibly respond to strategic opportunities, and incorporate Remuneration Committee discretion to ensure appropriate outcomes.

STI Plan Performance for Fiscal Year 2024

Our CP Plan results and the subsequent STI payouts for fiscal year 2024 were as follows:
•Significantly above target in North America as a result of the record level of EBIT margin and significantly outperforming the market in Primary Demand Growth.
•Significantly above target in Asia Pacific as a result of the record level of EBIT margin and outperforming the market in Primary Demand Growth.
•Slightly below target in Europe as a result of above target EBIT margin, slightly above target Net Sales growth, and missing target for High Value Product growth.
•Significantly above target for those on global metrics as a result of record Adjusted Net Income, record ROCE, and significantly above target results in HOS savings.

Regarding the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2024 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2024 one-year individual performance and core organizational values and leadership behavior goals.

For fiscal year 2024, the amount to be paid to each of our Senior Executive Officers under the STI Plans, inclusive of the CP portion and IP portion, is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers.”

LTI Plans

Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:
•ROCE RSUs are used as they are an indicator of high capital efficiency required over time;
•Relative TSR RSUs are used as they are an indicator of our performance relative to our US Peer Group; and
•Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2024 Annual Report on Form 20-F	40

Awards issued under the LTI are issued pursuant to the terms of the LTIP.

During fiscal year 2024, our Senior Executive Officers were granted the following awards:

	Time-Based RSUs	ROCE RSUs	TSR RSUs	Scorecard LTI Units	Stock options
A Erter	—	92,265	137,718	276,797	—
R Wilson	17,343	17,343	77,659	52,029	—
S Gadd	—	17,343	25,886	52,029	—
J Kilcullen	—	11,273	16,826	33,819	—
T Beastrom	—	6,937	10,354	20,811	—
J Miele	—	—	—	—	—

RSUs and stock options issued/exercised under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities (“CUFS”) on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

ROCE RSUs (25% of target LTI for Fiscal Years 2024-2026)

The Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilized to an extent which permitted the setting of multi-year financial metrics. The Remuneration Committee believes ROCE RSUs remain an appropriate component of the LTI Plan because they:
•tie the reward’s value to share price which provides alignment with shareholder interests;
•promote that we earn appropriate returns on capital invested; and
•reward performance that is under management’s direct influence and control; and focus management on capital efficiency as the necessary precondition for the creation of additional shareholder value.

Per the plan, the maximum payout for the ROCE RSUs is 2.0x target LTI. ROCE is determined by dividing Adjusted EBIT by Adjusted Capital Employed1. The resulting Adjusted Capital Employed for each fiscal year will be averaged using the balance at the end of each of the four quarters to better reflect capital employed through a year rather than at a single point in time.

James Hardie 2024 Annual Report on Form 20-F	41

The hurdles for ROCE RSUs granted in fiscal year 2024 (for performance in fiscal years 2024 to 2026 remained the same as fiscal year 2023 as shown in the table below:

Fiscal Years 2024-2026 ROCE	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥ 37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
> 40.0%	2.0x

At the conclusion of this three-year performance period, the Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the Remuneration Committee can exercise negative discretion to reduce the number of shares received on vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest.
____________
1    For purposes of ROCE RSU vesting, “Adjusted EBIT” and “Adjusted Capital Employed” will be calculated as follows:

“Adjusted EBIT” will be calculated as (i) EBIT as reported in our financial results; adjusted by (ii) excluding the earnings impact of legacy issues (such as asbestos adjustments); and (iii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee.

“Adjusted Capital Employed” will be calculated as total assets minus current liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register; (iv) excluding performance from any business held for sale; and (v) excluding cash and short-term debt.

ROCE RSUs Vesting in Fiscal Year 2024 (for Fiscal Years 2022-2024)

As a component of the fiscal year 2022 LTI Plan, we granted ROCE RSUs in August 2021. The ROCE RSUs comprised 25% of each Senior Executive Officer’s LTI target and were granted assuming 2.0x target. Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2022-2024 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
≥ 40.0%	2.0x

Based on the average ROCE result for fiscal years 2022-2024 of 51.1%, a 2.0x target of the ROCE RSUs granted will vest on 17 August 2024.

James Hardie 2024 Annual Report on Form 20-F	42

Relative TSR RSUs (25% of target LTI for Fiscal Years 2024-2026)

The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

Relative TSR RSUs have been a component of our LTI since fiscal year 2009. Consistent with recent prior years, the maximum payout for Relative TSR RSUs granted in fiscal year 2024 is 2.0x target LTI.

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2024, our relative TSR performance will be measured against the Peer Group over a three-year performance period from grant date. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x
The Remuneration Committee will continue to monitor the design of the Relative TSR RSU component of the LTI Plan for Senior Executive Officers with the aim of balancing investor preferences with the ability to motivate and retain Senior Executive Officers.
TSR RSUs Vested for Fiscal Years 2021-2023

As part of the fiscal year 2021 LTI Plan, in August 2020 we granted three-year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the Peer Group in place at that time, based on the following schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x

In August 2023, the only test of Relative TSR performance was completed, resulting in our TSR performance at the 42.1st percentile of the Peer Group in place at that time. As a result, 0.138x of target outstanding Relative TSR RSUs vested.

James Hardie 2024 Annual Report on Form 20-F	43

Scorecard LTI (50% of target LTI for Fiscal Years 2024-2026)

Scorecard LTI has been a component of our LTI Plan since fiscal year 2010. Each year, the Remuneration Committee approves a number of key management objectives and the results it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. At the end of the three-year performance period, the Remuneration Committee assesses our Senior Executive Officers’ collective performance on each key objective and each individual Senior Executive Officer’s contribution to those achievements and the Board reviews this assessment. Senior Executive Officers may receive different ratings depending on the contribution they have made during the three-year performance period. Although most of the objectives in the Scorecard have quantitative targets, we consider some of the targets to be commercial-in-confidence, as the Scorecard is linked to strategy. Consistent since fiscal year 2010, the maximum payout for Scorecard LTI is 3.0x target LTI.

The Remuneration Committee believes that the Scorecard LTI continues to be an appropriate component of its LTI Plan because it:
•allows the Remuneration Committee to set targets for and reward executives on a balance of longer-term financial, strategic, business, customer and organizational development goals which it believes are important contributors to long-term creation of shareholder value;
•ties the reward’s value to our share price over the medium-term; and
•allows flexibility to apply rewards across different countries, while providing Senior Executive Officers with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the other components of the LTI Plan), as payment is in cash.

No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The Board may only exercise negative discretion (i.e., to reduce the amount of Scorecard LTI that will ultimately vest). It cannot enhance the maximum reward that can be received.
The amount received by Senior Executive Officers is based on both our share price performance over the three-year performance period and the Senior Executive Officer’s Scorecard rating. At the start of the three-year performance period, we calculate the number of units each Senior Executive Officer could have acquired if they received a maximum payout on the Scorecard LTI at that time (based on a 20 trading-day average closing price). Depending on the Senior Executive Officer’s performance, between 0.0x and 3.0x of the Senior Executive Officer’s Scorecard LTI awards will vest at the end of the three-year performance period. Each Senior Executive Officer will receive a cash payment based on our share price at the end of the period (based on a 20 trading-day average closing price) multiplied by the number of units they could have acquired at the start of the performance period, adjusted downward in accordance with their Scorecard rating.

Further details related to the Scorecard for fiscal year 2024, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report included in our Annual Report filed in May 2023. An assessment of our Scorecard performance for fiscal years 2022-2024 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2024-2026 at the conclusion of fiscal year 2026.

Scorecard LTI Vesting in Fiscal Year 2024 (for Fiscal Years 2022-2024)

After fiscal year 2024, the Remuneration Committee reviewed our performance over fiscal years 2022-2024 against the Scorecard objectives set forth in fiscal year 2022, and the contribution of individual Senior Executive Officers towards the achievement of such objectives. As a result of this evaluation, the

James Hardie 2024 Annual Report on Form 20-F	44

Remuneration Committee determined that Senior Executive Officers would receive a weighted average Scorecard rating between 1.5x and 2.75x of target with an average weighted target of 2.6x.

	Performance Metric/Results	Board Assessment for the Three-year Period
Organic Revenue Growth	Goal: APAC: 11%+; Europe: 6%+; NA: 11%+ Result: APAC: 11.6%; Europe: 8.7%; NA: 13.9%	APAC: Exceeds Expectations Europe: Exceeds Expectations North America: Exceptional Performance
High Value Product Mix
Goal:
APAC: FY22 38%; FY23 42%; FY24 44%, Europe: FY22 39%; FY23 41%; FY24 43%, NA: FY22 66%; FY23 67%; FY24 68%

Result:
APAC: FY22 41%; FY23 44%; FY24 44%, Europe: FY22 28%; FY23 29%; FY24 36%, NA: FY22 77%; FY23 83%; FY24 77%
APAC: Exceeds Expectations Europe: Below Expectations North America: Exceeds Expectations
Lean - Cumulative over 3 Years (FY22-24)	Goal: APAC: US$78 million; Europe: US$63 million; NA: US$200 million Result: APAC: US$114 million; Europe: US$58 million; NA: US$259 million	APAC: Exceptional Performance Europe: Below Expectations North America: Exceptional Performance
EBIT Margin	Goal: APAC: 25% - 30%; Europe: 11% - 16%; NA: 25% - 30% Result: APAC: 28.0%; Europe: 9.3%; NA: 29.5%	APAC: Exceeds Expectations Europe: Below Expectations North America: Exceptional Performance
Zero Harm (“ZH”)
Goal:
Dart rate:
APAC: FY22=0.07; FY23=0.06; FY24= 0.05, Europe: FY22=0.55; FY23=0.44; FY24=0.35, NA: FY22=0.51; FY23=0.41; FY24=0.33
Empower all to be Zero Harm Leaders, Execute on critical ZH priorities.

Result:
Dart rate:
APAC: FY22=0.08; FY23=0.00; FY24=0.47, Europe: FY22=0.48; FY23=0.47; FY24=0.29, NA: FY22=1.03; FY23=0.83; FY24=0.68
APAC and Europe completed their Safe Start programs. NA completed their 5S program. Implemented ZH critical priorities.
APAC: Below Expectations Europe: Exceeds Expectations North America: Below Expectations

James Hardie 2024 Annual Report on Form 20-F	45

	Performance Metric/Result	Board Assessment for the Three-year Period
Innovation	Goal: Commercial-in-confidence metrics for products and process efficiencies.	Meets Expectations
People & Culture
Goal:
3-Year average turnover:
APAC: <11%; Europe: <7.5%; NA: <11%
Enhance leadership capabilities in key areas, Talent and Performance Management, Diversity & Inclusion.

Result:
3-Year average turnover:
APAC: 8.6%; Europe: 4.6%; NA: 10.8%
Achieved gender diversity in Leadership and across organization. Filled three critical leadership roles in North America. Succession implemented. Implemented global system-based performance management and merit planning. Activated DEI goals at management level.

APAC: Exceeds Expectations Europe: Exceeds Expectations North America: Exceeds Expectations
Environmental, Social & Governance (“ESG”)
Goal: Continue to globally drive ESG reporting improvement; Receive zero negative shareholder votes across any resolution due to lack of clarity; Strengthen CDP disclosures with Task Force for Climate Change Disclosure (“TCFD”) recommendations and progress towards goals; Refresh materiality assessment; Expanded TFCD reporting.

Result: Achieved all ESG deliverables and received significant positive feedback from proxy firms and investors. Undertook scenario analysis as part of TCFD analysis in FY24. CDP score increased from B- to B during FY23 as a result of expanded reporting. FY22 report showed all key targets have been met or exceeded.
Exceeds Expectations

James Hardie 2024 Annual Report on Form 20-F	46

CHANGES TO REMUNERATION FOR FISCAL YEAR 2025

Remuneration for Fiscal Year 2025
During our May 2024 meeting, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2025.

Other Senior Executive Officer Compensation

Base pay, target STI and LTI increases in fiscal year 2024 and 2025 for the CFO and other Senior Executive Officers are as follows:

	Base Salary		Target STI		LTI Target
Name	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)
A Erter	1,038,000	1,090,000	120%	130%	5,320,000	6,100,000
R Wilson	620,000	644,800	70%	75%	1,000,000	1,100,000
S Gadd	672,750	699,660	70%	70%	1,000,000	1,100,000
R Kilcullen	480,000	501,120	65%	65%	650,000	650,000
T Beastrom	450,000	468,000	60%	65%	400,000	500,000
Base salary increases are made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels. STI and LTI target changes for FY25 were made for certain Senior Executive Officers to align pay closer to market median for their respective roles, as noted above.

STI Plans

For fiscal year 2025, the core plan design will continue to be the same as fiscal year 2024. Our metrics continue to align with our strategic direction and measure profitable growth primarily by using share gain metrics and profitability metrics when assessing Company performance and shareholder value creation. These metrics will continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific will remain the same as FY2024 with Primary Demand Growth (“PDG”) and EBIT margin. Europe will continue to be measured against three metrics - High Value Product Volume Growth, Total Net Sales Growth, and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales will incentivize outstanding company performance in a volatile market; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout will be 3.0x of target. For fiscal year 2025, Mr Gadd will continue to be tied to the North America STI plan.

James Hardie 2024 Annual Report on Form 20-F	47

For executives with global responsibility (Messrs Erter, Kilcullen, Beastrom and Ms Wilson), their bonus will be based on global metrics of Adjusted Net Income, HardieTM Operating Systems (“HOS”) cost savings and the safety metric of “DART”. We believe these metrics properly align executives with global responsibility to be focused on profitable share gain in all three regions as well as our strategic initiatives and Zero Harm safety priority.

LTI Plan

The Remuneration Committee believes the three components of the LTI Plan continue to (i) align management objectives with shareholder interests (Relative TSR RSU component), (ii) promote the appropriate internal management behaviors related to operating efficiency and the profitability of the Company’s assets (ROCE RSU component), and (iii) emphasize strategic long-term priorities (Scorecard LTI component). As such, the fiscal year 2025 LTI Plan is consistent with the plan for fiscal year 2024 with updates to measures based on company strategy and financial targets.

The 2024 Notice of AGM will contain further details on the Relative TSR RSU and ROCE RSU grants for fiscal year 2025.

James Hardie 2024 Annual Report on Form 20-F	48

For fiscal year 2025, the Remuneration Committee has set the following seven Scorecard goals for each region (for the performance period in fiscal years 2025 to 2027) to ensure alignment with our strategic priorities:

	APAC	Europe	North America
Zero Harm	•Empower all employees to be Zero Harm Leaders •Machine guarding initiatives complete •Working from heights initiatives complete •DART rate: < 0.07	•Empower all employees to be Zero Harm Leaders •Machine guarding initiatives complete •Working from heights initiatives complete •DART Rate: < 0.43	•Empower all employees to be Zero Harm Leaders •Machine guarding initiatives complete •Working from heights initiatives complete •DART rate: < 0.70
Profitable Share Gain	4%	High Value Product Growth: 15%	>4%
EBIT Margin	>29%	>14%	>30%
HardieTM Operating System (“HOS”)
•HOS Projects: Deliver projects including capacity expansion on time and on budget
•HOS Savings: Incremental HOS savings in all regions totaling more than US$160 million globally across the three-year period versus FY23 baseline
•Working Capital
◦FY25 – improvement of 75 million from 31 March 2023 baseline
◦FY26 – improvement of 100 million from 31 March 2023 baseline
◦FY27 - maintain the 100 million improvement over 31 March 2023 baseline

Innovation	•Commercial-in-confidence metrics for products and process efficiencies
People & Culture
•HR Technology Roadmap - NA FY25; EU and APAC FY26 - FY27
•Job Architecture implementation across all regions
•Employee Engagement Survey FY25 through FY27 - Maintain participation and introduce People Leadership Score
•Succession Planning and IDP (for all ELT and GSLT)
•Establish JHU - Organization structure, program strategy and governance
•Roll out recognition platform globally by FY26

Environmental, Social & Governance (“ESG”)
FY25:
•Progress toward ESG goals related to diversity, greenhouse gas emissions, waste and water.
FY26
•Achievement of FY26 diversity goals and progress toward ESG goals related to greenhouse gas emissions, waste and water.
FY27
•Progress toward ESG goals related to greenhouse gas emissions, waste and water.
Diversity:
•30% gender diversity in senior leadership by FY26
•25% gender diversity in management by FY26
•30% underrepresented minorities in management by FY26 (U.S. only)
Greenhouse Gas Emissions:
•42% absolute reduction in Scope 1+2 greenhouse gas (GHG) emissions by 2030, compared to CY21 baseline, and work towards net zero by 2050
Water:
•Recycle an additional 20M cubic feet of water per year by 2030, compared to CY19 baseline
Waste:
•Zero manufacturing waste to landfill by 2035

James Hardie 2024 Annual Report on Form 20-F	49

OTHER EXECUTIVE COMPENSATION PRACTICES

Clawback Provisions

The Remuneration Committee has established an executive performance-based compensation clawback policy in connection with performance-based compensation paid or awarded to certain executives. The clawback policy provides that the Board may, in all appropriate circumstances, recover from any current or former executive regardless of fault, that portion of any performance-based compensation erroneously awarded: (i) based on financial information required to be reported under applicable US or Australian securities laws or applicable exchange listing standards that would not have been paid in the three completed fiscal years preceding the year(s) in which an accounting restatement is required to correct a material error; or (ii) during the previous three completed fiscal years as a result of any errors or omissions in objective, calculable performance measures contained in formal papers presented to and relied upon by the Board for purposes of determining compensation to be paid or awarded, where the absence of such errors or omissions would have resulted in there being a material negative impact on the amount of performance-based compensation paid or awarded.

The clawback policy applies to any person designated as a participant by the Board in the annual LTI Plan and applies to any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial or other objective, calculable performance measure under any incentive, bonus, retirement or equity compensation plan maintained by the Company, including, without limitation, the STI Plan and LTI Plan. Salaries, discretionary bonuses, time-based equity awards and bonuses or equity awards based on subjective, non-financial measures, including strategic or personal performance metrics, are excluded.

The excess compensation requiring recovery shall be the amount of performance-based compensation that an executive received, based on the erroneous data, less the amount that would have been paid to the executive based on the restated or corrected data. All recoverable amounts shall be calculated on a pre-tax basis. For equity awards still held at the time of the recovery, the recoverable amount shall be the amount vested in excess of the number that should have vested under the restated or corrected financial reporting measure. For vested equity awards which have already been sold, the recoverable amount shall be the sale proceeds the executive received with respect to the excess number of shares.

In addition, all fiscal year 2024, LTI grants made to Senior Executive Officers are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2024, all LTI grants made to Senior Executive Officers will be subject to the clawback provision.

Stock Ownership Guidelines

The Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. In February 2023, we reviewed our guidelines and increased the multiple of base salary. For the CEO and other Senior Executive Officers, our increased guidelines require them to accumulate holdings of five times and two times their base salary, respectively, in our stock over a period of five years. In November 2023, the Remuneration Committee included the Vice Presidents (VPs) to the Stock Ownership Guidelines requiring them to accumulate holdings of one times base salary. New Senior Executive Officers and VPs will have five years from the date the executive first becomes subject to the applicable guideline. In addition, an estimated after-tax amount of time-based restricted stock units will be counted toward the guidelines. All other features of the stock ownership guidelines remain the same.

James Hardie 2024 Annual Report on Form 20-F	50

Until the stock ownership guidelines have been met, Senior Executive Officers and VPs are required to retain at least 75% of shares obtained under our LTI Plans (net of taxes and other costs). Once the executives have met or exceeded their stock ownership guidelines, they are required to retain at least 25% of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided they remain at or above the stock ownership guideline).

As of 31 March 2024, all executives have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.

Equity Award Practices

The fiscal year 2025 annual equity awards under the LTI Plan were approved by the Remuneration Committee in May with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2024. There are no loans outstanding to Senior Executive Officers.

Employment and Severance Arrangements

During fiscal year 2024, we maintained employment or severance agreements with Mr Erter and the Senior Executive Officers. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Aaron Erter

Below is a summary of the key terms of Mr Erter’s employment agreement:

•The Employment Agreement is effective 1 September 2022 providing for service as CEO.
•Mr Erter is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.
•Base salary at an initial annual rate of US$1,000,000, subject to annual review and approval by the Remuneration Committee.
•Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 120% of his annual base salary, as established by the Company’s Board.
•Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•In the event that Mr Erter’s employment is terminated by the Company for any reason other than for “Cause”, or if Mr Erter voluntarily terminates his employment for “Good Reason”, in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Mr Erter will be entitled to receive the following benefits:

James Hardie 2024 Annual Report on Form 20-F	51

◦An aggregate amount equal to the sum of: (i) two times Mr Erter’s base salary plus (ii) two times Mr Erter’s target annual incentive, payable in substantially equal periodic installments over the two year period following the date of termination;
◦An amount, if any, with respect to the annual incentive award opportunity for the fiscal year in which termination of employment occurs, as determined under the terms and conditions of annual incentive program(s) then in-effect;
◦All outstanding equity awards will be subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); provided, however, that the nonqualified stock options shall vest in full and become exercisable (to the extent then unvested);
◦Monthly payments for a period of up to 24 months following the date of termination equal to the premium Mr Erter would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 24 months following the date of termination.

Employment Agreement with Rachel Wilson

Below is a summary of the key terms of Ms Wilson’s employment agreement:

•The Employment Agreement is effective 16 August 2023 providing for service as CFO.
•Ms Wilson is an employee-at-will and either she or the Company may terminate her employment at any time or for any reason.
•Base salary at an initial annual rate of US$620,000, subject to annual review and approval by the Remuneration Committee.
•Participation in the Company’s annual STI and LTI Plans, with an STI target of 70% of her annual base salary.
•Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with her agreement and Company policies.

Severance Agreements with Ms Wilson, and Messrs Sean Gadd, Ryan Kilcullen, and Timothy Beastrom

During fiscal year 2024, we entered into a severance agreement with Ms Wilson, and Messrs Gadd, Kilcullen and Beastrom in order to provide them with certain severance benefits under various termination scenarios. In the event of termination by the Company without cause or by the executive for good reason or death and disability, these benefits would be in addition to what would be considered standard for any employee at termination (i.e., lump sum unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) and would include:

•In the event that Ms Wilson, and Messrs Gadd, Kilcullen and Beastrom are terminated by the Company without “Cause” or terminated by the executive for “Good Reason”, in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Ms Wilson, Messrs Gadd, Kilcullen and Beastrom will be entitled to receive the following benefits:
◦Salary continuation for the 1.5 year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (i) 1.5 times the base salary plus (ii) 1.5 times the annual incentive award opportunity, as then in-effect;
◦All outstanding equity awards under the Company’s equity incentive plans will be subject to the terms and conditions of the applicable plan and any corresponding award

James Hardie 2024 Annual Report on Form 20-F	52

agreement(s); except that performance-based awards will fully accelerate vesting at target upon termination due to death or disability and the LTI Scorecard would pay out at 1.0x of target
◦Monthly payments for a period of 1.5 years following the date of termination equal to the premium the executive would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 12 months following the date of termination for Messrs Gadd and Kilcullen, and for a period of up to 18 months following the date of termination for Ms Wilson and Mr Beastrom.

Severance Agreement with Mr Miele upon Separation

During fiscal year 2024, we entered into a severance agreement with Mr Miele in order to provide him with certain severance benefits upon his separation from the Company without cause. Mr Miele also continued to work on special projects from 17 August 2023 through 17 November 2023 as requested by the Company. Mr Miele’s Continued Service terms and severance agreement include:

1.Continued Service. From 16 August 2023, through 17 November 2023, you will be employed by the Company to provide services as an advisor to the Chief Executive Officer of the Company, as requested by him, for strategic or corporate projects (“Services”), at the same rate of base salary and with the same employee benefits in effect for you immediately prior to 16 August 2023. The Company and you reasonably anticipate that the level of Services provided hereunder may permanently be reduced, but in any event to no less than 21% of the services you provided to the Company during the preceding 36-month period. Notwithstanding the foregoing, the Company reserves the right to terminate your role as an advisor to the Chief Executive Officer for Cause prior to 17 November 2023, which would accelerate the Termination Date. As used herein, “Cause” means: (i) indictment for, conviction of, or plea of guilty or no contest to, a gross misdemeanor involving dishonesty or fraud or any felony, (ii) financial dishonesty, including, without limitation, misappropriation of Company funds or property, (iii) refusal to comply with reasonable directives of the Chief Executive Officer, (iv) gross negligence or willful misconduct in the performance of the Services, (v) intentional misconduct which has a material adverse effect upon or otherwise materially injures the Company’s business or reputation, or (vi) breach of any material provision of this Agreement. In addition, upon not less than five (5) days’ written notice to the Company (c/o Farhaj Majeed), you may for any reason terminate your employment as an advisor to the Chief Executive Officer before 17 November 2023, and any such termination by you which is effective before 17 November 2023 would also accelerate the Termination Date. Acceleration of the Termination Date by you, or due to the Company’s termination of your role as an advisor to the Chief Executive Officer for Cause, will not result in forfeiture or loss of the benefits set forth in Section 3, unless acceleration of the Termination Date for Cause is due to a breach by you of any material provision of this Agreement (clause 2.(vi) herein). Any acceleration of the Termination Date will affect the ending of the vesting and proration periods of the awards and incentives referenced in Sections 1.c. and 3.b. of this Agreement.

2.Severance and Other Benefits. In exchange for the releases of claims and the promises set forth herein and in the Supplemental Release, and provided you have executed this Agreement and the Supplemental Release and have not revoked either within the revocation periods provided below and in the Supplemental Release, and provided further that the Company has not accelerated the Termination Date for Cause under clause 2(vi) above due to a breach of any material provision of this Agreement, the Company will provide you with the following severance and other benefits:

James Hardie 2024 Annual Report on Form 20-F	53

a.Salary Continuation. Commencing on the first regularly scheduled payroll date that occurs immediately following the sixty-first (61st) day following the Termination Date (the “Payment Commencement Date”), the Company will provide you with a total salary continuation payment of $1,455,795, which amount is the sum of one-and-one-half times your base salary in effect as of the Termination Date plus one-and-one-half times your target annual incentive award opportunity. The total salary continuation payment shall be paid to you in equal installments, less applicable withholding taxes, according to the Company's normal payroll cycles over the eighteen (18) month period commencing with the Payment Commencement Date; provided, that the portion of the salary continuation payment that is payable on the Payment Commencement Date shall include a lump-sum amount equal to the portion of the severance amount that would have been payable commencing on the Termination Date and ending on the Payment Commencement Date.
b.FY2024 Short-Term Incentive. In recognition of your service during the FY2024 performance period and plan design, you will be eligible to participate in the FY2024 Short-Term Incentive Plan (STIP), prorated for your days of active employment during FY2024. Per plan design, you will receive the 80% Company Performance (CP) portion consistent with actual FY2024 Company Performance for "Corporate" metrics and as paid to other plan participants measured by Corporate metrics. The 20% Individual Performance (IP) portion will be paid at 100% or consistent with "Fully Performing" performance. This FY2024 STIP payment will be paid to you consistent with the Company's normal pay date in June 2024.
c.COBRA Continuation Payments. Beginning as soon as practicable following the Effective Date of the Supplemental Release, the Company shall provide you eighteen (18) monthly payments in a gross amount equal to the premium you would be required to pay for COBRA continuation coverage under the Company’s health benefits plans (i.e., medical, dental and vision coverage) determined using the COBRA premium rate in effect for the level of coverage that you have in place immediately prior to the Termination Date; provided, that you will not be required to purchase COBRA continuation coverage. These payments shall be paid to you less applicable withholding taxes.
d.Outplacement Assistance. The Company shall provide you with reasonable professional outplacement service through the provider of the Company's choice or the cash equivalent valued at $20,000.00. If you select company-provided outplacement service, such services shall terminate when you find other employment; however, in no event shall such outplacement service continue for more than twelve (12) months following your Termination Date.

James Hardie 2024 Annual Report on Form 20-F	54

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers - fiscal years 2024, 2023 and 2022 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
A Erter[7]
Fiscal Year 2024	1,027,769	3,300,840	45,183	19,800	6,630,132	4,016,270	—	15,039,994
Fiscal Year 2023	556,996	278,795	29,123	12,830	2,339,393	93,635	1,832,434	5,143,206
R Wilson[8]
Fiscal Year 2024	364,846	719,598	17,314	6,677	784,498	96,447	120,361	2,109,741
S Gadd
Fiscal Year 2024	666,625	1,247,951	64,062	19,800	3,036,708	3,098,560	—	8,133,706
Fiscal Year 2023	650,000	182,000	62,333	18,300	2,758,207	(1,123,392)	—	2,547,448
Fiscal Year 2022	597,487	1,403,340	62,027	17,400	2,443,365	503,632	—	5,027,251
R Kilcullen
Fiscal Year 2024	467,769	826,800	54,669	19,800	1,845,119	1,841,776	—	5,055,933
Fiscal Year 2023	435,000	113,100	54,973	18,300	1,457,435	(546,586)	—	1,532,222
Fiscal Year 2022	398,627	650,278	45,927	18,922	1,232,884	205,533	—	2,552,171
T Beastrom
Fiscal Year 2024	450,000	702,000	51,254	17,723	594,019	247,600	19,422	2,082,018
J Miele[9]
Fiscal Year 2024	446,616	655,786	33,998	19,311	1,032,559	1,508,412	355,953	4,052,635
Fiscal Year 2023	550,000	154,000	36,229	18,300	2,054,001	(644,967)	329,636	2,497,199
Fiscal Year 2022	487,000	1,462,785	42,480	17,400	1,291,915	148,071	—	3,449,651
TOTAL
Fiscal Year 2024	3,423,625	7,452,975	266,480	103,111	13,923,035	10,809,065	495,736	36,474,027

____________
1Base pay for fiscal years 2024, 2023 and 2022 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2For further details on STI awards payable for fiscal year 2024 see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2024 and paid in June 2023 and 2022, for fiscal years 2024, 2023 and 2022, respectively. In fiscal year 2022, Messrs Miele and Gadd also received a bonus due to the additional work from the departure of the CEO.
3Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.
4Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs, ROCE RSUs and Stock Options. Relative TSR RSUs are valued using a Monte Carlo simulation method and stock options are valued using the Black-Scholes option pricing model. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance sheet date adjusted for the fair value of estimated dividends as well as the Remuneration Committee’s current expectation of the amount of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation over the periods in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes adjustments to the equity award expense in previous fiscal years resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.
5The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2024, 2023 and 2022 as well as adjustments to performance ratings based on review by Executive Management and the Board of Directors. During fiscal year 2024, there was an 87.7% increase in our share price from US$21.36 to US$40.11. During fiscal year 2023, there was a 29.7% decrease in our share price from US$30.38 to US$21.36. During fiscal year 2022, there was a 0.3% increase in our share price from US$30.28 to US$30.38.

James Hardie 2024 Annual Report on Form 20-F	55

6Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.
7Mr Erter’s base pay includes US$220,000 in fiscal year 2024 which is allocated for tax purposes to his services on the Company’s Board.
8For Ms Wilson, amounts reflect compensation received during fiscal year 2024 based on her start date of 16 August 2023.
9For Mr Miele, amounts reflect compensation received during fiscal year 2024 including severance payments due to his separation on 17 November 2023.

Additional Summary Remuneration Table

This table shows the compensation provided to the executive that more closely reflects the amount of pay earned during each fiscal year reported. The footnotes below the table define each compensation component. The main difference between the two tables is the equity incentives. This table shows the value of the LTI Scorecard payout (not shown in previous table) in the Non-Equity Incentive Plan Compensation column, which also includes the annual STI payout. The Stock Awards column shows the value of the fiscal years 2024-2026 equity awards that were granted to each executive.

Name	Base Pay[1]	Bonus[2]	Stock Awards[3]	Options Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
A Erter[7]
Fiscal year 2024	1,027,769	—	2,659,984	—	4,424,565	—	64,983	8,177,301
Fiscal year 2023	556,996	—	2,499,965	1,999,996	278,795	—	1,874,387	7,210,139
R Wilson
Fiscal year 2024	364,846	—	1,499,975	—	719,598	—	144,351	2,728,770
S Gadd
Fiscal year 2024	666,625	—	499,988	—	2,474,454	—	83,862	3,724,929
Fiscal year 2023	650,000	—	987,480	—	2,301,587	—	80,633	4,019,700
Fiscal year 2022	597,487	400,000	400,003	—	2,349,680	—	79,427	3,826,597
R Kilcullen
Fiscal year 2024	467,769	—	324,994	—	1,508,191	—	74,469	2,375,423
Fiscal year 2023	435,000	—	626,226	—	1,000,727	—	73,273	2,135,226
Fiscal year 2022	398,627	—	199,993	—	1,076,895	—	64,849	1,740,364
T Beastrom
Fiscal year 2024	450,000	—	199,989	—	702,000	—	88,399	1,440,388
J Miele
Fiscal year 2024	446,616	—	—	—	1,559,771	—	409,261	2,415,648
Fiscal year 2023	550,000	—	844,974	—	937,329	—	384,165	2,716,468
Fiscal year 2022	487,000	600,000	300,003	—	1,289,402	—	59,880	2,736,285
TOTAL
Fiscal Year 2024	3,423,625	—	5,184,930	—	11,388,579	—	865,325	20,862,459
____________

James Hardie 2024 Annual Report on Form 20-F	56

1    Base pay for fiscal years 2024, 2023 and 2022 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2    Includes non-performance bonuses such as a special award for retention or a sign-on bonus for a new hire. Messrs Miele and Gadd received special bonuses for their work in FY22 due to the departure of the CEO in the amounts of US$600,000 and US$400,000 respectively.
3    Shows the value on the date of grant for the TSR RSUs and ROCE RSUs granted to the executive during each fiscal year. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs are valued based on the Company’s share price on the grant date. The TSR RSU valuation for fiscal year 2024 is US$19.31 and ROCE RSU 20-day average share price of US$28.83.
4    Mr Erter was granted an award of nonqualified stock options upon hire. The stock options were granted at an exercise price of AUD33.05 and become exercisable 3 years after the grant date of 3 November 2022 with a 5 year exercise period.
5    For further details on STI awards paid for fiscal year 2024, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2024 and paid in June 2023 and 2022, for fiscal years 2024, 2023 and 2022, respectively. In addition, the LTI Scorecard cash payouts are included that were paid in August 2023, 2022 and 2021.

6    Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, 401(K) company match, relocation, car allowances, membership in executive wellness programs, financial planning and tax services, and severance payments.

7    Mr Erter’s base pay includes US$220,000 in fiscal year 2024 which is allocated for tax purposes to his services on the Company’s Board.

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2024 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

Scorecard LTI[1]
	(US dollars)
	FY2024	FY2025	FY2026	FY2027	TOTAL
A Erter	1,451,371	2,498,822	2,498,822	951,606	7,400,621
R Wilson	272,812	469,700	469,700	178,872	1,391,084
S Gadd	272,812	469,700	469,700	178,872	1,391,084
R Kilcullen	177,328	305,306	305,306	116,267	904,207
T Beastrom	109,122	187,874	187,874	71,547	556,417
	2,283,445	3,931,402	3,931,402	1,497,164	11,643,413

ROCE RSUs[2]
	(US dollars)
	FY2024	FY2025	FY2026	FY2027	TOTAL
A Erter	634,964	1,093,217	1,093,217	416,321	3,237,719
R Wilson	119,354	205,492	205,492	78,256	608,594
S Gadd	119,354	205,492	205,492	78,256	608,594
R Kilcullen	77,574	133,560	133,560	50,862	395,556
T Beastrom	47,734	82,183	82,183	31,297	243,397
	998,980	1,719,944	1,719,944	654,992	5,093,860

James Hardie 2024 Annual Report on Form 20-F	57

Relative TSR RSUs[3]
	(US dollars)
	FY2023	FY2024	FY2025	FY2026	TOTAL
A Erter	526,926	907,208	907,208	345,485	2,686,827
R Wilson	297,133	511,573	511,573	194,818	1,515,097
S Gadd	99,043	170,522	170,522	64,939	505,026
R Kilcullen	64,378	110,840	110,840	42,210	328,268
T Beastrom	39,616	68,206	68,206	25,974	202,002
	1,027,096	1,768,349	1,768,349	673,426	5,237,220

____________
1    Represents annual SG&A expense for Scorecard LTI granted in fiscal year 2024. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the final scorecard rating is applied in August 2024, August 2025 and August 2026 at which time the final values are based on the Company’s share price and the senior executive’s scorecard rating at time of vesting.
2    Represents annual SG&A expense for the ROCE RSUs granted in fiscal year 2024. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until August 2024, August 2025, and August 2026 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.
3    Represents annual SG&A expense for the Relative TSR RSUs granted in fiscal 2024 with fair market value estimated using a binomial lattice model that incorporates a Monte Carlo simulation.

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2024.

Nonqualified Stock Options

As of 30 April 2024, Mr Erter is the only executive to hold nonqualified stock options. These stock options were granted upon hire to “Buy Out” awards he forfeited when leaving his prior employer. The nonqualified stock options vest and become exercisable three years from the grant date and have a five-year exercise period.

Name	Grant Date	Vest Date	Holding and Unvested at 1 April 2023	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2024	Fair Value per Option[2] (US$)
A Erter	03-Nov-22	03-Nov-25	—	269,221	$1,930,004	—	—	269,221	$7.17

James Hardie 2024 Annual Report on Form 20-F	58

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2023	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2024	Fair Value per RSU[2] (US$)
A Erter	03-Nov-22[3]	17-Aug-23	38,387	38,387	$308,631	(10,606)	(27,781)	—	$8.04
	03-Nov-22[4]	17-Aug-23	19,862	19,862	$417,499	(19,862)	—	—	$21.02
	03-Nov-22[3]	17-Aug-24	39,450	39,450	$308,894	—	—	39,450	$7.83
	03-Nov-22[4]	17-Aug-24	19,862	19,862	$417,499	—	—	19,862	$21.02
	03-Nov-22[3]	17-Aug-25	115,688	115,688	$1,543,278	—	—	115,688	$13.34
	03-Nov-22[4]	17-Aug-25	79,450	79,450	$1,670,039	—	—	79,450	$21.02
	17-Aug-23[3]	17-Aug-26	—	137,718	$2,686,878	—	—	137,718	$19.51
	17-Aug-23[4]	17-Aug-26	—	92,265	$2,790,094	—	—	92,265	$30.24
R Wilson	17-Aug-23[5]	17-Aug-24	—	17,343	$524,452	—	—	17,343	$30.24
	17-Aug-23[6]	17-Aug-26	—	51,773	$1,010,091	—	—	51,773	$19.51
	17-Aug-23[3]	17-Aug-26	—	25,886	$505,036	—	—	25,886	$19.51
	17-Aug-23[4]	17-Aug-26	—	17,343	$524,452	—	—	17,343	$30.24
S Gadd	17-Aug-20[3]	17-Aug-23	29,256	29,256	$426,260	(8,083)	(21,173)	—	$14.57
	17-Aug-20[4]	17-Aug-23	18,908	18,908	$419,947	(18,908)	—	—	$22.21
	17-Aug-21[3]	17-Aug-24	18,158	18,158	$456,492	—	—	18,158	$25.14
	17-Aug-21[4]	17-Aug-24	11,459	11,459	$412,409	—	—	11,459	$35.99
	17-Aug-22[7]	17-Aug-24	40,650	40,650	$385,769	—	—	40,650	$9.49
	17-Aug-22[8]	17-Aug-24	19,756	19,756	$442,534	—	—	19,756	$22.40
	17-Aug-22[3]	17-Aug-25	32,861	32,861	$472,541	—	—	32,861	$14.38
	17-Aug-22[4]	17-Aug-25	20,262	20,262	$447,385	—	—	20,262	$22.08
	17-Aug-23[3]	17-Aug-26	—	25,886	$505,036	—	—	25,886	$19.51
	17-Aug-23[4]	17-Aug-26	—	17,343	$524,452	—	—	17,343	$30.24
R Kilcullen	17-Aug-20[3]	17-Aug-23	14,628	14,628	$213,130	(4,041)	(10,587)	—	$14.57
	17-Aug-20[4]	17-Aug-23	9,454	9,454	$209,973	(9,454)	—	—	$22.21
	17-Aug-21[3]	17-Aug-24	9,079	9,079	$228,246	—	—	9,079	$25.14
	17-Aug-21[4]	17-Aug-24	5,729	5,729	$206,187	—	—	5,729	$35.99
	17-Aug-22[7]	17-Aug-24	27,204	27,204	$258,166	—	—	27,204	$9.49
	17-Aug-22[8]	17-Aug-24	13,221	13,221	$296,150	—	—	13,221	$22.40
	17-Aug-22[3]	17-Aug-25	19,716	19,716	$283,516	—	—	19,716	$14.38
	17-Aug-22[4]	17-Aug-25	12,157	12,157	$268,427	—	—	12,157	$22.08
	17-Aug-23[3]	17-Aug-26	—	16,826	$328,275	—	—	16,826	$19.51
	17-Aug-23[4]	17-Aug-26	—	11,273	$340,896	—	—	11,273	$30.24
T Beastrom	1-Mar-23[9]	9-Dec-23	8,970	8,970	$185,141	(4,485)	—	4,485	$20.64
	1-Mar-23[10]	17-Aug-25	16,099	16,099	$168,557	—	—	16,099	$10.47
	1-Mar-23[11]	17-Aug-25	8,970	8,970	$185,141	—	—	8,970	$20.64
	17-Aug-23[3]	17-Aug-26	—	10,354	$202,007	—	—	10,354	$19.51
	17-Aug-23[4]	17-Aug-23	—	6,937	$209,775	—	—	6,937	$30.24
J Miele	25-Feb-20[12]	17-Aug-23	6,676	6,676	$90,660	(4,451)	(735)	1,490	$13.58
	25-Feb-20[13]	17-Aug-23	4,767	4,767	$85,186	(1,986)	(2,116)	665	$17.87
	17-Aug-20[3]	17-Aug-23	16,457	16,457	$239,778	(4,547)	(11,910)	—	$14.57
	17-Aug-20[4]	17-Aug-23	10,636	10,636	$236,226	(10,636)	—	—	$22.21
	17-Aug-21[3]	17-Aug-24	13,619	13,619	$342,382	—	(3,405)	10,214	$25.14
	17-Aug-21[4]	17-Aug-24	8,594	8,594	$309,298	—	(2,149)	6,445	$35.99
	17-Aug-22[7]	17-Aug-24	34,396	34,396	$326,418	—	—	34,396	$9.49
	17-Aug-22[8]	17-Aug-24	16,716	16,716	$374,438	—	—	16,716	$22.40
	17-Aug-22[3]	17-Aug-25	28,424	28,424	$408,737	—	(16,583)	11,841	$14.38
	17-Aug-22[4]	17-Aug-25	17,527	17,527	$386,996	—	(10,226)	7,301	$22.08
____________

James Hardie 2024 Annual Report on Form 20-F	59

1    Total Value at Grant = Fair Value per RSU multiplied by number of RSUs granted. The number of RSUs granted are at maximum achievement.
2    The Fair Value of TSR RSUs is estimated on the date of grant using the binomial lattice model that incorporates a Monte Carlo simulation. The Fair Value for all other RSUs is the share price on the date of grant adjusted for the fair value of estimated dividends as the RSU holder is not entitled to dividends over the vesting period. The Fair Value of Stock Options is estimated on the date of grant using the Black-Scholes option pricing model.
3    Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles.
4    ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles as well as the potential application of negative discretion.
5    Sign-on time-based RSUs granted upon hire. Vests one-third 17 August 2024, one-third 17 August 2025, and one-third 17 August 2026.
6    Sign-on Relative TSR RSUs granted upon hire. Subject to the same performance hurdles and vesting schedule as the FY24 annual awards.
7    Leadership Team Transition and Alignment grant of Relative TSR RSUs granted under the LTIP. These were awarded due to the termination of the CEO in January 2022 and These RSUs are subject to performance hurdles and service-based vesting criteria.
8    Leadership Team Transition and Alignment grant of ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria as well as the potential application of negative discretion.
9    Sign-on time-based RSUs granted upon hire. Vests 50% 9 December 2023 and 9 December 2024.
10    Sign-on Relative TSR RSUs granted upon hire. Subject to performance hurdles, vests on 17 August 2025.
11    Sign-on Relative ROCE RSUs granted upon hire. Subject to performance hurdles as well as the potential application of negative discretion. Vests on 17 August 2025.
12    Special one-time retention grant of Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria.
13    Special one-time retention grant of ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria as well as the potential application of negative discretion.

James Hardie 2024 Annual Report on Form 20-F	60

Scorecard LTI

Name	Grant Date	Release Date	Holding at 1 April 2023	Granted	Vested[1]	Lapsed	Holding at 30 April 2024[2]
A Erter	1-Sep-22	17-Aug-23	50,841	50,841	(38,978)	(11,863)	—
	1-Sep-22	17-Aug-24	50,841	50,841	—	—	50,841
	1-Sep-22	17-Aug-25	203,366	203,366	—	—	203,366
	17-Aug-23	17-Aug-26	—	276,797	—	—	276,797
R Wilson	17-Aug-23	17-Aug-26	—	52,029	—	—	52,029
S Gadd	17-Aug-20	17-Aug-23	56,724	56,724	(42,543)	(14,181)	—
	17-Aug-21	17-Aug-24	34,376	34,376	—	—	34,376
	17-Aug-22[3]	17-Aug-24	59,269	59,269	—	—	59,269
	17-Aug-22	17-Aug-25	60,788	60,788	—	—	60,788
	17-Aug-23	17-Aug-26	—	52,029	—	—	52,029
R Kilcullen	17-Aug-20	17-Aug-23	28,362	28,362	(23,635)	(4,727)	—
	17-Aug-21	17-Aug-24	17,188	17,188	—	—	17,188
	17-Aug-22[3]	17-Aug-24	39,664	39,664	—	—	39,664
	17-Aug-22	17-Aug-25	36,473	36,473	—	—	36,473
	17-Aug-23	17-Aug-26	—	33,819	—	—	33,819
T Beastrom	1-Mar-23[4]	17-Aug-25	26,911	26,911	—	—	26,911
	17-Aug-23	17-Aug-26	—	20,811	—	—	20,811
J Miele	25-Feb-20[5]	17-Aug-22	9,534	14,301	(9,534)	(1,574)	3,193
	17-Aug-20	17-Aug-23	31,907	31,907	(26,589)	(5,318)	—
	17-Aug-21	17-Aug-24	25,782	25,782	—	(6,446)	19,336
	17-Aug-22[3]	17-Aug-24	50,150	50,150	—	—	50,150
	17-Aug-22	17-Aug-25	52,582	52,582	—	(30,677)	21,905

1    Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the Scorecard in respect of fiscal years 2019-2023. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2022 Remuneration Report.
2    Scorecard LTI awards in respect of fiscal years 2022-2024 will vest on 17 August 2024. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on pages 43 to 45 of this Remuneration Report.
3    Leadership Team Transition and Alignment grant of Scorecard LTI units granted under the LTIP. The LTI Scorecard awards are subject to performance hurdles and service-based vesting criteria.
4    Sign-on Relative Scorecard LTI granted upon hire. Subject to performance hurdles set out in the FY23 LTI Scorecard, vests 17 August 2025.
5    Granted upon promotion to SVP, CFO; performance period ends 17 August 2022 with vesting one-third on 17 August 2022, 2023 and 2024.

James Hardie 2024 Annual Report on Form 20-F	61

REMUNERATION FOR NON-EXECUTIVE DIRECTORS
Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2019 AGM approved the current maximum aggregate base and committee fee pool of US$3.8 million per annum.
Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman and Board Committee Chairmen, as well as for attendance at ad-hoc sub-committee meetings.

In 2022, the Nominating and Governance Committee together with the Company’s external executive remuneration advisers, reviewed the Company’s non-executive director compensation program (“Program”) to ensure it remained competitive with similarly sized companies. Subsequently, the Program was updated to (i) increase the non-executive base fee for calendar year 2023, and (ii) include an annual equity grant as part of non-executive directors fees whereby a portion of their base Board member fee is applied to acquiring the Company’s shares. This has ensured that the Company’s strategic objectives and establishing a cash/equity position is consistent with best practice. Non-executive directors base fees increased in fiscal year 2025, in line with the goal over a three-year period of reaching, approximately, the median compensation level of the Company’s peer group. Details of the Company’s Non-Executive Director Equity Plan are provided below.

Position	Fiscal Year 2023 (US$)	Fiscal Year 2024 (US$)
Chairman	424,361	435,060
Board member	209,301	220,000
Audit Committee Chair	20,000	20,000
Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000
____________
1    Fee is payable in respect of each ad-hoc Board sub-committee attended.

Since 2016, the Company has maintained a remuneration policy to ensure that the Company continues to attract highly qualified persons to serve on the Board irrespective of their tax residence. In accordance with the policy, the Company will ensure that each non-executive director does not have an increased income tax liability as a direct result of their appointment to the Board. Accordingly, non-executive directors who are resident outside of Ireland may receive supplemental compensation depending on their country of residence, if Irish income taxes levied on their director compensation exceed net income taxes owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence.

On occasion, the Nominating and Governance Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances. There were no special exertion fees paid to any director in fiscal year 2024.

James Hardie 2024 Annual Report on Form 20-F	62

Board Accumulation Guidelines

Non-executive directors are required to accumulate a minimum of 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the “Ownership Target”) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In fiscal year 2021, the Company introduced a Non-Executive Director Equity Plan whereby approved non-executive directors could elect to receive some or all of their base fee in the form of ADRs or CUFS, which was approved by shareholders at the 2020 Annual General Meeting. In addition to this, in November 2022, the Board adopted a new guideline requiring approved non-executive directors to apply a portion of their base Board member fee towards acquiring the Company’s shares until such time as the application Ownership Target has been met. The applicable portion for the 2024 calendar year is US$100,000 in shares. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. During fiscal year 2024, a total of 12,363 ADRs and 1,539 CUFS were issued under the Non-Executive Director Equity Plan.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2024 Annual Report on Form 20-F	63

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2024 and 2023
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2024 and 2023:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2024	—	46,540	—	46,540
Fiscal Year 2023	261,275	482,921	18,147	762,343
P Lisboa
Fiscal Year 2024	240,000	82,898	17,252	340,150
Fiscal Year 2023	238,301	192,780	—	431,081
A Lloyd
Fiscal Year 2024	453,060	—	—	453,060
Fiscal Year 2023	324,891	—	—	324,891
R Rodriguez
Fiscal Year 2024	240,000	—	13,385	253,385
Fiscal Year 2023	223,507	—	1,598	225,105
N Stein
Fiscal Year 2024	249,793	—	9,986	259,779
Fiscal Year 2023	232,301	—	—	232,301
H Wiens
Fiscal Year 2024	220,000	—	—	220,000
Fiscal Year 2023	209,301	650,000	—	859,301
S Rowland
Fiscal Year 2024	226,000	—	—	226,000
Fiscal Year 2023	221,301	—	—	221,301
PJ Davis
Fiscal Year 2024	220,000	—	—	220,000
Fiscal Year 2023	135,505	—	—	135,505
R Peterson
Fiscal Year 2024	246,207	—	—	246,207
Fiscal Year 2023	72,890	—	—	72,890
Total Compensation for Non-Executive Directors
Fiscal Year 2024	2,095,060	129,438	40,623	2,265,121
Fiscal Year 2023	1,919,272	1,325,701	19,745	3,264,718
____________
1Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.
2Amount for M Hammes for fiscal year 2024 relates to: (i) a supplemental compensation payment of US$46,540 in relation to income for the calendar year ended 31 December 2022 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for P Lisboa for fiscal year 2024 relates to a supplemental compensation payment of US$82,898 in relation to income for the calendar year ended 31 December 2022 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
3Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company.

James Hardie 2024 Annual Report on Form 20-F	64

Director Remuneration for the years ended 31 March 2024 and 2023

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Erter) and director services is:

	Years Ended 31 March
(In US dollars)	2024	2023
Managerial Services[1]	$14,819,994	$5,020,000
Director Services[2]	2,485,121	3,447,252
	$17,305,115	$8,467,252
____________
1Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for the CEO.
2Includes compensation for all non-executive directors, which includes base, Chairman, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes a proportion of the CEO’s remuneration paid as fees for his service on the JHIplc Board in fiscal years 2024 and 2023.
SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 31 March 2024 and 31 March 2023, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 31 March 2024	CUFS at 31 March 2023	RSUs at 31 March 2024	RSUs at 31 March 2023	Stock Options at 31 March 2024	Stock Options at 31 March 2023
A Erter	20,522	—	484,433	312,699	269,221	269,221
R Wilson	—	—	112,345	—	—	—
S Gadd	214,760	195,679	186,375	191,310	—	—
R Kilcullen	46,703	67,466	115,205	111,188	—	—
T Beastrom	3,170	—	46,845	34,039	—	—
J Miele	68,022	55,189	89,068	152,805	—	—

As of 31 March 2024 and 31 March 2023, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 31 March 2024	CUFS at 31 March 2023
PJ Davis [1]	2,035	496
P Lisboa [2]	19,435	17,802
A Lloyd [3]	20,827	19,374
R Peterson [4]	2,256	—
R Rodriguez [5]	4,339	2,821
S Rowland [6]	7,013	5,486
N Stein [7]	7,605	6,093
H Wiens [8]	13,322	11,329

James Hardie 2024 Annual Report on Form 20-F	65

____________
12,035 CUFS held in the name of Mr Davis.
219,435 CUFS held as ADSs in the name of Mr Lisboa.
318,000 CUFS held as ADSs in the name of Ms and Mr Lloyd and 2,827 CUFS held as ADSs in the name of Ms Lloyd.
42,256 CUFS held as ADSs in the name of Ms Peterson.
54,339 CUFS held as ADSs in the name of Ms Rodriguez.
67,013 CUFS held as ADSs in the name of Ms Rowland.
73,400 CUFS held in the name of Mr Stein and 4,205 CUFS held as ADSs in the name of Mr Stein.
87,370 CUFS held as ADSs in the name of Mr and Mrs Wiens and 5,952 CUFS held as ADSs in the name of Mr Wiens.
Based on 433,784,634 shares of common stock outstanding at 30 April 2024 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2024 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2024, there are 269,221 stock options outstanding under the Company’s stock-based compensation arrangements. Individuals holding stock options and RSUs have no voting or investment power over these units.
Stock-Based Compensation Arrangements
At 31 March 2024, we had the following equity award plans:
•the LTIP; and
•the 2001 Equity Incentive Plan (“2001 Plan”).

LTIP

The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012, 2015, 2018 and 2021.

The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. For RSUs, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the Company and it is recommended by the Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the Company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Board, or (4) a similar transaction occurs which the Board determines to be a control event. On a change of control, the Board can determine that all or some RSUs have vested on any conditions it determines, and any remaining RSUs lapse.

RSUs - From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. RSUs issued under the LTIP are unfunded and unsecured contractual entitlements and generally provide for settlement in shares of our common stock, subject to performance vesting hurdles prior to vesting. Additionally, the Company has on occasion issued a small number of cash settled awards.

James Hardie 2024 Annual Report on Form 20-F	66

As of 31 March 2024, there were 1,558,533 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2024	Outstanding as of 31 March 2024
TSR	February 2020	6,676	4,451	1,490
ROCE	February 2020	4,767	1,986	1,261
TSR	August 2021	223,469	—	62,165
ROCE	August 2021	141,015	—	39,227
TSR	August 2022	489,610	—	401,392
ROCE	August 2022	125,767	—	105,410
TSR	November 2022	193,525	10,606	155,138
ROCE	November 2022	119,174	19,862	99,312
TSR	March 2023	41,401	—	41,401
ROCE	March 2023	23,068	—	23,068
TSR	August 2023	459,831	—	452,065
ROCE	August 2023	176,624	—	176,624
		Total Outstanding		1,558,553
Scorecard LTI - From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The Scorecard LTI is used by the Remuneration Committee to set strategic objectives which change from year to year, and for which performance can only be assessed over a period of time. The vesting of Scorecard LTI units is subject to the Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2012 to be based on a 20 trading-day closing average price).

As of 31 March 2024, there were 1,290,410 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2024
Scorecard	February 2020	3,193
Scorecard	August 2021	117,685
Scorecard	August 2022	316,242
Scorecard	September 2022	254,207
Scorecard	March 2023	69,208
Scorecard	August 2023	529,875
		1,290,410
For additional information regarding the LTIP and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2024 Annual Report on Form 20-F	67

2001 Plan

The 2001 Plan is intended to promote the Company’s long-term financial interests by encouraging management below the senior executive level to acquire an ownership position in the Company and align their interests with our shareholders. Selected employees under the 2001 Plan are eligible to receive awards in the form of RSUs, nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value.

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. In August 2021, the plan was reapproved at the 2021 AGM for another three years. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. Outstanding RSUs granted under the 2001 Plan generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.

The 2001 Plan is administered by our Remuneration Committee, and the Remuneration Committee or its delegate is authorized to determine: (i) who may participate in the 2001 Plan; (ii) the number and types of awards made to each participant; and (iii) the terms, conditions and limitations applicable to each award. The Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Plan, including a limited power to amend, modify or terminate the 2001 Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee, including cashless exercises.

The exercise price for all options is the market value of the shares on the date of grant. The Company may not reduce the exercise price of such an option or exchange such an option or stock appreciation right for cash, or other awards or a new option at a reduced exercise price without shareholder approval or as permitted under specific restructuring events.

No unexercised options or unvested RSUs issued under the 2001 Plan are entitled to dividends or dividend equivalent rights.

The 2001 Plan also permits the Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits.

The 2001 Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are currently members of our Board cease to constitute at least a majority of the members of our Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalization or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.

James Hardie 2024 Annual Report on Form 20-F	68

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. The first grant since 2008 has been awarded to Aaron Erter due to his hire in September 2022. The grants were awarded in November 2022. As of 31 March 2024, there were 269,221 options outstanding under the 2001 Plan.

Stock Options
Grant Date	Granted	Vested as of 31 March 2024	Outstanding as of 31 March 2024
November 2022	269,221	—	269,221
	Total Outstanding		269,221

RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 530,266 restricted stock units under the 2001 Plan in the fiscal year ended 31 March 2024. As of 31 March 2024, there were 1,227,652 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2024	Outstanding as of 31 March 2024
August 2021	7,122	1,889	617
December 2021	10,101	6,382	2,144
June 2022	505,465	232,670	205,183
August 2022	24,233	7,272	16,961
December 2022	671,469	166,154	445,579
March 2023	80,972	45,107	33,623
August 2023	76,951	—	74,350
December 2023	453,315	—	449,195
	Total Outstanding		1,227,652

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2024 Annual Report on Form 20-F	69

CORPORATE GOVERNANCE REPORT
Corporate Governance Statement
The Company believes strong corporate governance is essential to achieving both its short and long-term performance goals and to maintaining the trust and confidence of investors, employees, regulatory agencies, customers and other stakeholders. The Board follows, both formally and informally, corporate governance principles designed to assure that the Board, through its membership, composition, Board committee structure and governance practices, is able to provide informed, competent and independent guidance and oversight and thereby promote long-term shareholder value. This Corporate Governance Statement (this “Statement”) describes the key aspects of the Company’s corporate governance framework.
During fiscal year 2024, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2024.
Overall Approach to Corporate Governance
The Company operates under the regulatory requirements of numerous jurisdictions, including those of its corporate domicile (Ireland) and its principal stock exchange listings (Australia and the United States). In presenting this Statement, the Board has evaluated the Company’s corporate governance framework in relation to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th Edition) (the “ASX Principles”), as well as the NYSE Corporate Governance Standards (the “NYSE Standards”).
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2024 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2024, except as otherwise noted below:
•Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated. As of the date of this Statement, the membership of each of the Audit, Remuneration and Nominating and Governance Committee is comprised solely of independent directors.

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Availability of Key Governance Documents
This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available on the Company’s investor relations website (ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2024.
Discussion of Corporate Governance Framework and Practices
The following discussion of the Company’s corporate governance framework and practices incorporates the disclosures required by the ASX Principles, and generally follows the order of the ASX Principles.
Principle 1: Lay Solid Foundations for Management and Oversight
The Role of the Board and Management
The principal role of the Board is to promote and protect shareholder value by providing strategic guidance to management and overseeing management’s implementation of the Company’s strategic goals and objectives. On an annual basis, the Board reviews the Company’s strategic priorities with management, including the Company’s business plan, and leads discussions on execution strategy, including budgetary considerations, to ensure that the Company has the appropriate resources to deliver the agreed strategy. The Board also monitors management, operational and financial performance against the Company’s goals on an ongoing basis throughout the year. To enable it to do this, the Board receives operational and financial updates at every scheduled Board meeting.
The Board is accountable to shareholders by whom they are elected for delivering long-term shareholder value. To achieve this, the Board ensures that the Company has in place a framework of controls, which enables management to appraise and manage risk effectively with oversight from the Board, through clear and robust procedures and delegated authorities.
In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:
•appointing, removing and assessing the performance and remuneration of the CEO and CFO;
•the appointment and removal of the Company Secretary;
•succession planning for the Board and the CEO and defining the Company’s management structure and responsibilities;
•approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;
•ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;
•ensuring that the Company has in place an appropriate framework for relevant information to be reported by management to the Board;
•convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

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•approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;
•approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;
•reviewing the authority levels of the CEO and management;
•approving the remuneration framework for the Company;
•overseeing corporate governance matters for the Company;
•approving corporate-level Company policies;
•considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management;
•oversight of sustainability-related topics and strategy; and
•any other matter which the Board considers appropriate to be approved by the Board.
In discharging its duties, the Board aims to take into account, within the context of the industry in which the Company operates, the interests of the Company (including the interests of its employees), shareholders, and other stakeholders, and where possible, aligns its activities with current best practices in the jurisdictions in which the Company operates.
The full list of those matters reserved to the Board is formalized in our Board Charter. The Board Charter is available on our investor relations website (ir.jameshardie.com.au).
Board Committees
In order to ensure that the Board properly discharges its responsibilities and fulfills its oversight role, the Board has established the following standing Board committees:
•Audit Committee;
•Remuneration Committee; and
•Nominating and Governance Committee.
Additionally, from time to time, the Board may establish ad hoc Board committees to address particular matters. Each standing Board committee meets at least quarterly and has scheduled an annual calendar of meetings and discussion topics to assist it to properly discharge all of its responsibilities. Each Board committee Chair reports to the Board at each scheduled Board meeting on their activities.
Each of the standing Board committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating and Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing Board committee charters is available on our investor relations website (ir.jameshardie.com.au).
Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating and Governance Committee), Principle 4 (Audit Committee) and Principle 8 (Remuneration Committee).
Board and Board Committee Meetings
The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. The majority of Board and Board committee meetings are held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board holds executive session without management present.

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Prior to each scheduled Board or Board committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfill their duties. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and Board committees. All directors receive access to all Board committee materials and may attend any Board committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each Board committee Chair, at each scheduled Board meeting.
In discharging their duties, directors are provided with direct access to executive management and outside advisors and auditors.
The Board has regular discussions with the CEO and executive management regarding the Company’s strategy and performance, during which Board members formally review the Company’s progress. During the year, the Board and each Board committee develop and review an annual work plan created from the standing Board committee charters so that the responsibilities of each Board committee are addressed at appropriate times throughout the year.
The following table provides the composition of each standing Board committee during fiscal year 2024, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
A Lloyd	5	5
PJ Davis	5	5				•	4	4	•	1	1
P Lisboa	5	5				C*	5	5	•	4	4
R Peterson	5	5	C*	4	4
R Rodriguez	5	5				•	5	5	C	4	4
S Rowland	5	5	•	4	4	•	5	5
N Stein	5	5	•*	4	4				•	4	4
H Wiens	5	5	•	1	1

____________
 ●    Board Committee member.
 C    Board Committee chair.
*    N Stein and R Peterson held the Audit Committee chair position during the fiscal year.
H    Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.
A    Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.
Company Secretary
The Company Secretary is accountable to the Board through the Chair of the Board on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary. The duties required of the Company Secretary include:
•advising the Board and its committees on governance matters;
•monitoring that Board and committee policy and procedures are followed;
•coordinating the timely completion and dispatch of Board and committee papers;
•ensuring that the business at Board and committee meetings is accurately captured in the minutes; and
•helping to organize and facilitate the induction and professional development of directors.

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Evaluation of Director Candidates
Before appointing a director or nominating a candidate to shareholders for election as a director, the Company typically undertakes background checks, including checks as to the candidate’s education, experience, criminal history, bankruptcy and character. To facilitate shareholders making an informed decision on whether or not to elect or re-elect a director, the Board details in the Notice of Meeting all material information it possesses relevant to the decision. This information includes biographical details, relevant qualifications and experience and the skills they bring to the Board and details of any other material directorships currently held by the candidate as well as the term of office currently served by the director, and if the Board considers that the director is independent.

In addition, when a director is being elected for the first time, the following information will be presented in the Notice of Meeting:
•material adverse information revealed by the checks the Company has performed about the director;
•details of any interest, position, association or influence in a material respect; and
•if the Board considers that the candidate if elected, will qualify as an independent director.
Agreements with Directors and Senior Executives
Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. The letter of appointment includes:
•a requirement to disclose directors’ interests and any matters which could affect the director’s independence;
•the requirement to comply with key corporate policies, including the Company’s Global Code of Conduct, its Anti-Bribery and Corruption Policy and its Insider Trading Policy;
•the requirement to notify the Company of, or to seek the Company’s approval before accepting, any new role that could impact upon the time commitment expected of the directors or give rise to a conflict of interest;
•the Company’s policy on when directors may seek independent professional advice at the expense of the Company;
•indemnity and insurance arrangements;
•ongoing rights of access to corporate information; and
•ongoing confidentiality obligations.
Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO and CFO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2024 were conducted in accordance with the process outlined above in April and May 2024. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.

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Board & Board Committee’s Performance Evaluation
The Nominating and Governance Committee oversees the Board and Board committee’s evaluation process and makes recommendations to the Board. During fiscal year 2024, the process, which was undertaken in February and March 2024, involved the completion of purpose-designed surveys by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2024, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board as well as the performance of each of the Board committees. The Board also has responsibility for overseeing and evaluating the Nominating and Governance Committee.
Winning Culture: Inclusion and Diversity

James Hardie is fully committed to building and sustaining an inclusive culture which naturally drives the attraction, retention, and engagement of highly skilled, innovative, diverse talent; inspired to build a better future for all. Guided by our core values and rooted in our efforts to sustain a “winning culture” where all employees have a sense of belonging. James Hardie continues to recognize the value of diverse perspectives, experiences, skills, and capabilities. We unequivocally reject any form of intolerance and advocate for respect in all environments including the plant, office or at a customer / vendor site. We believe fostering this type of environment is part of our overall commitment to employee well-being.

The Workplace Inclusion and Diversity Policy, which is located on the Company’s investor relations website (ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which embraces individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, and guidance from Executive Leadership and appointed Global Director Inclusion and Diversity, is responsible for approving and monitoring the Company’s inclusion and diversity policy and measurable objectives in the context of the Company’s unique circumstances and industry. The Board assesses the policy and objectives annually and the Company’s progress in achieving them.

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.

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Details of diversity composition across various levels of the organization at the end of fiscal year 2024 are set out below:

Level	Percentage of female Board members/employees	Percentage of Board members with diversity characteristics
James Hardie Board[1]	50%	63%
US BUSINESS		Percentage of Underrepresented Minority employees[2]
Senior leadership positions[3]	25%	18%
All management positions	23%	23%
Total workforce	15%	35%
NON-US BUSINESSES
Senior leadership positions	19%
All management positions	22%
Total workforce	18%
____________
1        Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.
2        Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for non-US business.
3        Senior Leaders are defined as individuals at director level, or head of function.

The above table is aligned with our new diversity goals introduced in the in 2023 Sustainability Report which include global commitments for women in senior leadership and management, and a North American commitment to underrepresented minorities in management.

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We have identified the priorities in the table below to assess progress and guide efforts to drive our people and culture goals year over year with guidance from the voice of our people from the Hardie Heartbeat Engagement Survey: a yearly third party administered, anonymous survey focused on Employee Engagement, Job Enablement and Key Drivers of Engagement to influence and guide the people strategy at global and local levels.

Strategic Pillar	FY24 Actions and Outcomes	FY25 and Beyond Plans
Organizational Agility: Build an organization designed with James Hardie Strategy at its center and deliver HR functional excellence
• Partnering with functions on Organizational design initiatives to accelerate business strategy.
•Hired VP of People Solutions to roadmap the transformation of the HR function and evaluation of key processes and technology to better serve James Hardie.
•Commenced foundational work to design the HR roles of the future to position the HR function to enable our business growth.

Strategy, Governance & Transformation
•Establish a global job architecture to serve as the standard infrastructure for the human capital and financial practices that drive the business.
•Design and execute phase-wise the HR transformation roadmap and implement technologies to centralize and standardize employee data, increase self-service options, and improve reporting capabilities.
•Build the Organizational design and effectiveness center of excellence to enable execution of business strategies.

Great Talent: Build a robust and sustainable talent pool supported by a strong leadership and development capabilities
Talent Acquisition
•Achieved notable success in increasing completed requisitions with diverse &/or female applicants.
•Continued to leverage updated career site which included mobile apply.
•Signed diversity job board partner to expand talent pools and reach more diverse subsets of talent.
•Completed 458 hires, a 48% increase over prior year. Includes 17 for the Engineering Development Program and 20 Interns, a 60% increase from prior year.

Talent Management
•Designed and delivered a global Talent Management framework and assessment process that enables placing the right people in the right roles at the right time, resulting in 259 potential assessments of ELT +2, 11 talent review discussions and 55 succession plans reviewed for GSLT roles.
•Launched global performance management and merit planning to provide a broader view into company performance and wages.
•Increased focus on leadership development & capability by designing and delivering targeted programs across multiple functions/regions.
•Continued to deliver Engineering Development Program (“EDP”) to ensure pipeline of talent for key Manufacturing roles. Shared best practices with Sales and Finance functions to start exploration of additional early career programs.
•Initiated design of NA Intern Program, along with a structure hiring process for intern roles.
•Delivered quarterly New Hire Summit programs to ensure effective onboarding and retention.
•Continued Executive Assessments/ role fit initiatives including through:
•The Caliper Profile: an objective assessment to accurately measure an individual’s personality characteristics and individual motivations to predict on-the-job behaviors and potential.
•Sarah Bridges Executive Coaching (NA).

Talent Acquisition
•Build a Robust and Sustainable Talent Pool and address gaps.
•Hire for critical business Capabilities that accelerate growth strategies.
•Recruitment of diverse candidates for leadership and management roles will continue to be a focus across all global locations including requirements to have diverse candidates slates as part of the recruitment process.
•Dial-up early career and internship programs to provide a feeder talent pipeline.

Talent Management
•Align on a comprehensive global leadership development strategy and programs to nurture and empower current and future leaders at James Hardie.
•Expand the Global Talent Management succession planning to the next organizational tier. Enable the strategic placement of the right people in the right roles at the right time.
•Further build a learning culture establishing the James Hardie University as a Learning center of excellence.
•Design and deliver Grow@Hardie Development Month across the global organization to emphasize culture of learning. Provide core program design with flexibility for local customization.
•Embed Individual Development Plan (“IDP”) as a development tool at James Hardie to drive actionable people development.

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Strategic Pillar	FY24 Actions and Outcomes	FY25 and Beyond Plans
Winning Culture: Bring the James Hardie Purpose, Vision, Mission, and Values to life to enable and unlock our best.
Diversity, Equity, Inclusion, and Belonging
•Continued to develop and expand our global inclusion and diversity programs. Objectives were to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
•Maintained 5 Employee Resource Groups (“ERG”) (2 with global reach via chapters in APAC and EU) and added a 6th Veterans ERG group launching May 2024.
•Global Celebrations of International Women’s Day and other diversity recognition days led by ERGs.

Engagement
•Conducted Hardie Heartbeat, James Hardie’s Global Engagement Survey with world class 87% participation. Enabling action plans to increase score year over year with global focus on Well-Being, Learning and Values.

Well-being
•Continued focus on employee experience and well-being.
•Leveraging data driven insights engagement and separate well-being survey) to create strategy.

Employee Value Proposition
•EU: Partner in Growth Launch to better James Hardie position in the marketplace.
•APAC launch of Enboarder, to elevate new hire experience and connection.

Diversity, Equity, Inclusion, and Belonging
•Continue to develop and expand our global inclusion and diversity programs. In alignment with our launched Purpose, Mission, Vision, and Values.
•Focus on Belonging and equity to increase and broaden our efforts past representation.
•Launch Diversity Outreach Partners.
•ERG 2.0 reintroduction.

Engagement
•Hardie Heartbeat 2.0 to include People Leadership score (“PLS”) to drive leadership behavior key for success at James Hardie.

Well-being
•Launch a global well-being strategy, inclusive of a comprehensive suite of programs, initiatives, and education resources, with an intentional focus on mental, physical and financial health support.

Employee Value Proposition
•Establish and promote an ecosystem of support, recognition, and values that allows James Hardie employees to achieve their highest potential.
•Launch a global recognition & reward platform that will enable building a recognition culture.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this Annual Report, the Board comprises eight non-executive directors (including the Chair) and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board having regard to the requirements of the business and the need to manage changes to board composition and board committees without undue disruption.

Director	Board tenure	Independence
Anne Lloyd	4 November 2018	Chair and non-executive director
Aaron Erter	1 September 2022	Chief Executive Officer and executive director
Peter-John Davis	10 August 2022	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Renee Peterson	30 November 2022	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Nigel Stein	14 May 2020	Independent non-executive director
Suzanne B Rowland	4 February 2021	Independent non-executive director
Harold Wiens	14 May 2020	Independent non-executive director

For additional information on each director, see “Section 1 – Directors, Senior Management and Employees” of this Annual Report.

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Directors may be elected by the Company’s shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit his or herself for election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by the Company’s shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides for a classified Board structure and the Board is divided into three classes (excluding the CEO). Upon the expiration of the term of a class of directors at an AGM, each director in that class may, if willing to act and if the Board so recommends, put themselves forward for re-election at that same AGM to serve from the time of re-election until the third AGM following his or her re-election.
The Board’s overriding desire is to maximize its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election. Directors are not automatically nominated for re-election. Nomination for re-election is based on a number of factors, including an assessment of their individual performance, independence, tenure, and their skills and experience relative to the needs of the Company. The Nominating and Governance Committee and the Board discuss the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
As part of the appointment process, the Nominating and Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, as well as Board renewal, succession and diversity plans. The Nominating and Governance Committee identifies suitable candidates, with assistance from an external consultant, where appropriate, and a number of directors meet with those candidates. Prior to the Board selecting the most suitable candidate (based on a recommendation from the Nominating and Governance Committee), the Board, with the assistance of external consultants, conducts appropriate background and reference checks.

During fiscal year 2024, the Nominating and Governance Committee executed its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts, effective recruitment and smooth onboarding of new members (including any required transition). The plan is regularly reviewed by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.
Director Independence
In accordance with applicable listing standards and its Board and committee charters, the Company requires that a majority of directors on the Board and the Board committees be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body. Additionally, the Company’s Board and committee charters provide that the Chair of the Board and each committee must also be independent, non-executive directors, except in unusual circumstances.
All directors are expected to bring their independent views and judgment to the Board and Board committees and must declare any potential or actual conflicts of interest. For a director to be considered independent, the Board must determine the director does not have any direct or indirect business or other relationship that could materially interfere with such director’s exercise of independent judgment and to act in the best interests of the entity as a whole rather than in the interests of an individual shareholder or other party. In assessing the independence of each director, the Board considers the standards for determining director independence set forth in the ASX Principles and the NYSE Standards and

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evaluates all potential conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.
During fiscal year 2024, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Aaron Erter, the current CEO of the Company, all other members of the Board of Directors are independent.
Director Qualifications and Board Diversity
The Board seeks to achieve a mix of skills, experience and expertise to maximize the effectiveness of the Board and utilizes a skills matrix in reviewing Board composition and in succession planning. The following lists the mix of skills, experience and diversity the Board has and is looking to achieve, taking into consideration the strategic objectives of the Company.

Our Approach to Board Composition and Skills

The Board seeks to ensure it maintains an appropriate mix of skills, experience, and expertise to promote diversity of thought, maximize its effectiveness, and build a culture equipped to meet the current and emerging challenges and opportunities that James Hardie faces.
Our Board Skills Matrix (“BSM”), reviewed annually, is a key tool used by the Board to identify strengths and development areas that may require ongoing professional development and/or used as a key input into Board succession planning. In addition, our Board operates under the premise that all Directors have:
•A clear understanding of regulatory and legal compliance matters and Director responsibilities, duties, and stakeholder expectations;
•A strong understanding of its ethical obligations to all stakeholders and factors that may influence and impact our social license to operate, including with respect to our sustainability culture and strategy;
•Clarity on our purpose, strategy and culture and the ability each Director has in shaping these attributes in a prudent manner, with consideration of both financial and non-financial risks;
•Willingness to challenge management and the status quo;
•Willingness to demonstrate their technical ability and depth and breadth of experience and continuously learn and develop their skills to further James Hardie’s growth and success; and
•Adopt a collaborative approach, encouraging a diversity of perspectives.

In 2024, the Board engaged an independent provider to conduct an external review of our current BSM, with a view to ensure that:
•Disclosed skills and expertise are clearly aligned to those required to provide appropriate oversight of James Hardie’s strategic objectives, as well as current and emerging risks, challenges, and opportunities within our industry; and
•Skills definitions and assessment criteria are more robust and reflective of James Hardie’s size, scale, and complexity.

In addition, the review provided an objective assessment of the current capabilities of the Board against our desired mix of skills and experience. As part of the review, each Director undertook a detailed externally-developed survey with responses used to assess Director’s capabilities against specified criteria.

The Board, with assistance from the NGC, will consider these skills as part of any future succession planning processes, as well as ongoing professional development activities for the Board – including (but

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not limited to) accredited external training courses, engagement of external subject matter experts and in-house presentations.
The following lists the mix of skills and experience the Board has and is looking to achieve, their strategic importance to James Hardie and level of representation on the current Board.

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Industry
Manufacturing	Former or current executive role in the manufacturing sector, with experience in the fiber cement and building products industry and in-depth industry knowledge and experience in lean manufacturing.	To remain at the forefront of the building products industry, the JHX Board must have the relevant technical and operational experience within the industry and knowledge about how the Company’s products are manufactured.
Materials	Former or current executive role in the materials industry, including building materials/products. In-depth industry knowledge and understanding of the key risks and opportunities in building materials or residential housing.	Achievement of JHX's mission to be the most respected and desired building materials brand in the world requires the JHX Board to have experience and understanding of the materials industry, particularly the building materials and/or residential construction industry.
Commercial
Strategy	Experience in enterprise-wide strategy development and implementation, managing business operations, and designing an effective capital management framework. Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons in the planning and execution phases.	As the company seeks to grow its market share globally and innovate its product offering, we will draw upon Directors’ experience in assessing, developing and executing challenging strategic plans and driving growth.
Risk Management	Senior executive role or substantial board experience with robust risk management frameworks in a large or medium-sized organization, preferably with global operations. Demonstrable ability to analyze financial and non-financial risks and opportunities and develop and implement successful business strategies.	The Board is expected to maintain strong oversight of JHX’s long-term risk management plan, including monitoring the effectiveness of management’s approach and mitigation of relevant financial and non-financial risks.
Financial Acumen/ Corporate Finance	Chartered Accountant (CA), Certified Public Accountant (CPA) or former or current CFO role in a listed company with the ability to choose the most appropriate accounting framework. In-depth understanding of key financial drivers of business and corporate finance, with proven experience with M&A, capital raisings, capital restructuring, divestments, and spin-offs.	The Board is required to understand financial principles and be able to evaluate JHX’s financial reporting and other periodic corporate reporting, to ensure timely and accurate disclosures. Directors should ensure disclosure is aligned to the reporting requirements of the different jurisdictions JHX operates in.

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Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Information Technology/ Data Analytics/ Cyber Security	Expertise and experience with digital platforms and customer interfaces, information technology and systems, software, cyber security, social media, digital marketing, programming and creating and developing efficient technological processes.	As JHX continues to grow its global presence, Directors need to be aware of the technological risks and opportunities to the business, particularly with regard to data analytics and cyber security, technologies that enable better efficiency, and those which could protect the Company from external disruptors. Technological advancements may impact JHX’s positioning in the market and provide opportunities for new products, services, processes and supply chains which Directors must be aware of when making decisions regarding the Company’s business strategy.
Market Experience/ Customer Centricity/ Innovation	Proven experience in product innovation and diversification, creating and developing efficient technological processes, implementing improvements to business processes and internal systems. Proven experience in next generation insight, digital and customer experience, as well as retail industry and merchandise expertise.	Industry-leading innovation is critical for JHX to remain at the forefront of the building materials industry by providing differentiated solutions to customers. It is important for Directors to have a sufficient level of expertise in innovation to be able to assess and oversee the development of new products, processes and systems.
Global Business Experience	Former or current executive role in overseas markets where James Hardie operates, with a strong understanding of global markets and different macro-political and economic environments. Experience in developing and implementing successful and sustainable operational/governance structures in new geographies and jurisdictions.	JHX’s global presence and ambition to solidify and expand its international footprint requires Directors to have experience in roles that require global leadership and an understanding of regional political, regulatory, cultural and business environments. It is critical for the Board to have experience in and knowledge of markets we currently operate in (Australia, North America and Europe), as well as those we may enter in the future.
Sales, Marketing & PR	Former or current executive role with direct responsibilities for brand and product marketing, business development, promotion, sales and communications. Experience in an investor relations role. Experience in dealing with a crisis, controversy, accidents, special events and crisis management.	To meet our ambition of profitably growing market share, Directors must have a working knowledge of different aspects of business development, marketing of products, key market demand influences, competitors and market trends.
Leadership, Governance & Compliance
Executive Leadership	Senior executive role in a publicly listed entity in Australia or overseas, with proven track record of leadership, overseeing culture and governance.	Strong executive leadership includes effective succession planning, overseeing culture, and demonstrating and promoting behaviors/ actions that align with our purpose, vision, mission and core values.

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Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Board Experience	Experience as a non-executive director in a publicly listed entity in Australia or overseas, with proven track record of leadership and governance skills, including consideration of emerging expectations in governance.	The Board should set the ‘tone from the top’ by acting with integrity and accountability, and a commitment to the highest standards of corporate governance.
Culture, Human Resources & Remuneration	Experience in building workforce capability, leading large, diverse and geographically distributed teams, and understanding / influencing organizational culture. Senior executive role or board experience with remuneration frameworks that aim to attract and retain high caliber of executives and other employees. Experience in managing recruitment, talent development and training, retention and turnover.	In line with JHX’s values of ‘embracing our diversity’ and ‘collaborate for greatness’, it is crucial for Directors to bring their skills and experience in overseeing culture, talent management, succession planning, and demonstrating values-based behaviors.
Public Policy & Regulation	Former or current role in government, a government organization, body, entity or institution (including the Australian Takeovers Panel or Foreign Investment Review Board) of any jurisdiction where James Hardie operates. Public and private sector experience in economic policy development and analysis. Experience with regulatory and legal compliance, and resolution of regulatory issues and litigation/disputes, across a wide range of jurisdictions.	As we operate in multiple global jurisdictions, our Board must have a strong understanding of current and emerging regulatory and legal policies and risks, which may impact our operations, performance and reputation.
People & Sustainability
Health & Safety	Proven experience in implementing and improving health and safety processes / management systems. Former or current member of another listed company's safety and health committee.	Our Zero Harm culture is an imperative company value and a key pillar under JHX’s sustainability strategy. Accordingly, the Board must endorse and support our commitment to operating with safe people, safe places and safe systems, through understanding the health and safety risks that employees and third parties are exposed to.
Environment	Proven experience in ensuring compliance-based environmental procedures and methods, creating and developing processes and products with a focus on environmental management, recycling, biodiversity and water management. Former or current member of another listed company's environmental committee.	Operating within the building materials industry, the Board must consider the risks and opportunities as they relate to JHX’s physical environment and integrate the management of environmental issues into our sustainability and business strategies, to ensure the business operates in a sustainable and resilient manner.

James Hardie 2024 Annual Report on Form 20-F	83

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Human Rights & Supply Chain Management	Demonstrable understanding of issues related to human rights and supply chains, particularly with respect to the materials industry. Proven experience in building long-term, sustainable community and end-customer relations.	With ‘communities’ as a key pillar under JHX’s sustainability strategy, Directors are expected to endorse and support initiatives that provide better visibility into supply chains and community relations, to reduce the risk of breaches in human rights and difficulties in maintaining the Company’s social license to operate.
Information regarding Board diversity can be found in the “Winning Culture: Inclusion and Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2024, as part of the review, the Nominating and Governance Committee and Board noted that no audit committee member simultaneously serves on the audit committee of more than three public companies.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear on the Company’s investor relations website (ir.jameshardie.com.au).
Nominating and Governance Committee

Director	Committee tenure	Independence
Rada Rodriguez – Committee Chair	13 November 2018 Chair since 3 November 2022	Independent non-executive director
Peter-John Davis	2 November 2023	Independent non-executive director
Persio Lisboa	26 October 2020	Independent non-executive director
Nigel Stein	26 October 2020	Independent non-executive director
The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:
•identifying and recommending to the Board individuals qualified to become directors;
•overseeing the evaluation of the Board and senior management and formulating succession plans for the CEO, CFO and senior executives;
•assessing the independence of each director;
•reviewing the remuneration of directors;
•reviewing the conduct of the AGM; and
•performing a leadership role in shaping the Company’s culture and corporate governance policies.
A more complete description of these duties and responsibilities and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au).

James Hardie 2024 Annual Report on Form 20-F	84

Management Succession Planning
The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for the CEO and certain other members of executive management.
Retirement and Tenure Policy
The Company does not have a retirement and tenure policy. The length of tenure of individual directors is one of many factors considered by the Board when assessing the independence, performance and contribution of a director, in succession planning, and as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election.
Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration Report” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2024.
Induction and Continuing Development
The Company has an induction program for new directors, tailored to their existing skills, knowledge and experience, to position them to discharge their responsibilities effectively and to add value. The program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.
The Nominating and Governance Committee regularly assesses whether the directors as a group have the skills, knowledge and experience to deal with new and emerging business and governance issues and professional development is provided for identified gaps. For example, training on key accounting matters is provided through internal and external sources for directors with little accounting skills or knowledge.
In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations, regulatory environment and material developments in laws, including updates on topical developments from management and external experts.
Board Leadership Structure
In an effort to promote efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Anne Lloyd as Chair of the Board. In her role as Chair of the Board, Ms Lloyd co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In her role as Chair of the Board, Ms Lloyd also:
•provides leadership to the Board and helps set the annual board calendar and quarterly meeting agendas;
•chairs Board and shareholder meetings;
•facilitates Board discussions; and
•monitors, evaluates and assesses the performance of the Board and Board committees, and attends meetings of the Audit, Remuneration and Nominating and Governance committees.

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Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration Report” of this Annual Report.
Board Accumulation Guidelines
Non-executive directors are required to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the “Ownership Target”) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In addition to this, in November 2022, the Board adopted a new guideline requiring non-executive directors to apply a portion of their base Board member fee towards acquiring the Company’s shares. The applicable portion for the 2024 calendar year is US$100,000 in shares. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. Details of the Company’s Non-Executive Director Equity Plan are set out in “Section 1 –Remuneration Report” of this Annual Report.
Independent Advice and Access to Information
In addition to their access to the Company Secretary and senior management, the Board, the Board committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.
Indemnification
The Company’s Constitution provides for indemnification of any person who is (or who was) a director, the Company Secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, in the absence of a willful act or default and subject to the provisions of the Irish Companies Acts and applicable NYSE Standards.
The Company and certain of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to directors and executives who are directors or officers of the Company or its subsidiaries.
Principle 3: Instill a culture of acting lawfully, ethically and responsibly
The Company’s newly updated purpose, vision, mission and values are integral to our business and express the standards and behaviors expected of all employees.
Purpose – Building a better future for all.

Vision – To inspire how communities design, build, and grow today and tomorrow.

Mission – Be the most respected and desired building materials brand in the world today.

Values – Do the right thing, Embrace our diversity, Be bold and progressive, Collaborate for greatness, Honor our commitments.

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Global Code of Business Conduct
The Company seeks to maintain high standards of integrity and is committed to ensuring that the Company conducts its business in accordance with high standards of ethical behavior. The Company requires its employees to comply with both the spirit and the letter of all laws and other statutory requirements governing the conduct of the Company’s activities in each country in which the Company operates. The Company has adopted a Global Code of Business Conduct (the “Code of Conduct”) which applies to all of the Company’s employees and directors. The Code of Conduct covers many aspects of corporate policy and addresses compliance with legal and other responsibilities to stakeholders. All directors and employees of the Company worldwide are required to review the Code of Conduct on an annual basis. As part of its oversight functions, the Audit Committee oversees the Code of Conduct and reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (ir.jameshardie.com.au).
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2024.
Complaints/Ethics Hotline
The Code of Conduct provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. Globally, the Company maintains an ethics hotline operated by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the ethics hotline.
All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the Chief Legal Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
Interested parties who have a concern about the Company’s conduct, including accounting, internal controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 1 4119929. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s Chief Legal Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
Insider Trading
All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year results, or such other periods as may be designated by the Board provided that such persons are not in possession of material, non-public information. The Insider Trading Policy also contains preclearance requirements for certain designated employees and directors, as well as general prohibitions on hedging activities or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.

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The Board recognizes that it is the individual responsibility of each director and employee to ensure he or she complies with the Insider Trading Policy and applicable insider trading laws.
A copy of the Insider Trading Policy is available on the Company’s investor relations website (ir.jameshardie.com.au) and also included in Exhibit 11.1 to this Annual Report.
Anti-Bribery and Corruption
James Hardie is committed to ensuring a workplace free from bribery and corruption. This zero tolerance is endorsed and supported by senior management and the Board. All employees must comply with the Company’s Anti-Bribery and Corruption Policy.
All complaints are initially reported directly to the Chief Legal Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
A copy of the Anti-Bribery and Corruption Policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Renee Peterson – Committee Chair	30 November 2022 Chair since 2 November 2023	Independent non-executive director
Suzanne B Rowland	6 February 2021	Independent non-executive director
Nigel Stein	1 June 2020	Independent non-executive director
Harold Wiens	2 November 2023	Independent non-executive director
The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:
•overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;
•reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;
•reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s policies, processes and frameworks for managing risk to include strategic, operational, financial, treasury and IT/cybersecurity risk;
•exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;
•reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;
•reviewing the Company’s compliance with legal and regulatory requirements; and
•establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.

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To ensure the appropriateness and integrity of any periodic corporate records, the Audit Committee also reviews this Annual Report, together with other reports and materials provided to stakeholders, including annual and half-yearly financial statements, quarterly results materials and our Sustainability Report, and recommend them to the Board for approval. This ensures any estimates, judgments and disclosures made by management are materially accurate and balanced.
A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au).
The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively. The Chair of the Audit Committee reports to the full Board following each Audit Committee meeting. As part of such report, the Chair of the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.
All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Ms Peterson and Mr Stein qualify as “audit committee financial experts”. The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.
Internal Audit
The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities, and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Vice President of Internal Audit reports to the Chair of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.
External Audit
Ernst & Young LLP has served as the Company’s external auditor since fiscal year 2009. The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where members of the Audit Committee are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor and concerning their reappointment as external auditor. The lead audit engagement partner is required to rotate every five years.
The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.
Representatives of Ernst & Young LLP are present at each AGM to make a statement if they desire to do so and are available to respond to appropriate questions from shareholders.

James Hardie 2024 Annual Report on Form 20-F	89

Management Representations
Consistent with applicable SEC rules, the CEO and CFO of the Company have provided the certifications required by Section 302 and 906 of the Sarbanes Oxley Act 2002, which, among other things, certify that to the best of each individual’s knowledge:
•the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report; and
•this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.
Principle 5: Make Timely and Balanced Disclosure
Continuous Disclosure and Market Communication
The Company strives to comply with all relevant disclosure laws and listing rules in Australia (ASIC and ASX) and the United States (SEC and NYSE).
The Company’s Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:
•understand the Company’s strategy and assess the quality of its management;
•examine the Company’s financial position and the strength of its growth prospects; and
•receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.
Furthermore, the Company releases any new and substantive investor or analyst presentation on the ASX Market Announcements Platform ahead of the presentation.
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. Senior management (CEO, CFO, Chief Legal Counsel and Chief Compliance Officer and others designated by the CEO, as applicable) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2024. A copy of the Continuous Disclosure and Market Communication policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
Principle 6: Respect the Rights of Security Holders
Communication
The Company is committed to communicating effectively with the Company’s shareholders and engaging them through its dedicated investor relations program that includes:
•making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•audio webcasts of other management briefings and the annual shareholder meeting;
•a comprehensive investor relations website that displays all announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;
•site visits and briefings on strategy for investment analysts;

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•regular engagement with institutional shareholders to discuss a wide range of governance issues;
•an email alert service to advise shareholders and other interested parties of announcements and other events; and
•equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.
Shareholders can also elect to receive communications from the Company and its Share Registry, Computershare Investor Services Pty Ltd, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (ir.jameshardie.com.au).
Annual General Meeting
The 2023 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The Company currently anticipates that the 2024 AGM will be held in Ireland, and shareholders who wish to participate in the meeting, including asking questions about the management of the Company, can do so in person or via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2024 AGM will be set out in the 2024 AGM Notice of Meeting. This will be available electronically to all shareholders and made available on the Company’s website.
Each shareholder (other than an ADS holder) has the right to:
•attend the AGM virtually, in person or by proxy;
•speak at the AGM; and
•exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.
At any general meeting, and as provided in the Company’s constitution, a resolution put to the vote of the meeting shall be decided on a poll.
Principle 7: Recognize and Manage Risk
Risk Management Objectives
The Company believes that sound risk management policies, procedures and controls produce a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:
•the Company’s principal strategic, operational and financial risks are identified and assessed;
•the Company’s risk appetite for each risk is considered;
•effective systems are in place to monitor and manage risks; and

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•reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
Risk management does not involve avoiding all risks. The Company’s risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns while simultaneously managing risks appropriately by setting appropriate strategies, objectives, controls and tolerance levels.
The Company’s business, operations and financial condition are subject to various risks and uncertainties, including risks related to economic and regulatory concerns. For additional information, see “Section 3 – Risk Factors” of this Annual Report which outlines the significant factors that may adversely affect the Company’s business, operations, financial performance and condition or industry, and information as to how the Company manages a number of these risks.
Risk Management Framework
The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. As there is currently no separate Risk Committee at Board level, the Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, Chief Legal Counsel and Chief Compliance Officer, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and Chief Legal Counsel and Chief Compliance Officer report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.
The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by internal risk management committees, as described below, and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee. The CEO and the CEO’s direct reports are the primary management forum for risk assessment and management within the Company.
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2024. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2024, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2024. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
Risk Management Committee
The Company maintains management level committees that focus on operation-related risks in the regions in which the Company operates and corporate-related risks (the “Risk Management Committees”). The Risk Management Committees comprise a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their particular region or area of responsibility. The activities of the Risk Management Committee are reviewed by the Chief Legal Counsel

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and Chief Compliance Officer. The Vice President of Internal Audit and the Chief Legal Counsel and Chief Compliance Officer also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.
Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives, who meet prior to the Board’s consideration of any quarterly or annual results. This meeting, which is part of the Quarterly Compliance meeting, is a forum for the CEO, CFO and Chief Legal Counsel and Chief Compliance Officer to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of the Company’s systems of internal control and risk management. In addition to the measures described elsewhere in this Annual Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:
•engagement with members of the Risk Management Committee, at least quarterly, to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
•quarterly reporting to executive management, the Audit Committee, and annual reporting to the Board, of the Risk Management Committee’s assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;
•a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committee as high focus risks;
•quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;
•an internal audit department with a direct reporting line to the Chair of the Audit Committee;
•regular monitoring of the liquidity and status of the Company’s finance facilities;
•maintaining an appropriate global insurance program;
•maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and
•implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

James Hardie’s sustainability strategy integrates our global strategy for value creation and operational performance, and focuses on four key pillars of Communities, Planet, Innovation and Zero Harm. In FY23, we raised the level of ambition of our ESG targets, committing to science-based, absolute reductions in our Scope 1+2 greenhouse gas emissions, aiming for zero manufacturing waste sent to landfill and an increase diversity in management & senior leadership.

We are committed to continuously expanding our understanding of climate-related risks and opportunities over the short, medium and long term, as well as determining the impact of different scenarios on our business, strategy and financial planning. The table on page 56 of our FY23 Sustainability Report page

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highlights our key climate risks and opportunities, how they affect our strategy and the actions we have taken in FY23.
Limitations of Control Systems
Due to the inherent limitations in all control systems and the fact that there are resource constraints in the design of any control system, management does not expect that the Company’s internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.
The inherent limitations in all control systems include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Principle 8: Remunerate Fairly and Responsibly
Remuneration Committee

Director	Committee tenure	Independence
Persio Lisboa – Committee Chair	9 August 2018 Chair since 6 January 2022	Independent non-executive director
Rada Rodriguez	21 April 2022	Independent non-executive director
Suzanne B Rowland	21 April 2022	Independent non-executive director

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. Amongst other things, the Remuneration Committee:
•administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans for senior management;
•reviews the remuneration framework for the Company; and
•makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.
No individual director or senior executive is involved in deciding his or her own remuneration.
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2024 are disclosed in “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2024 Annual Report on Form 20-F	94

SECTION 2
READING THIS REPORT
Forward-Looking Statements
This Annual Report contains forward-looking statements. The Company may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•statements about the Company’s future performance;
•projections of the Company’s results of operations or financial condition;
•statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•expectations concerning dividend payments and share buy-backs;
•statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•statements regarding tax liabilities and related audits, reviews and proceedings;
•statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
•expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

James Hardie 2024 Annual Report on Form 20-F	95

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive, and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie 2024 Annual Report on Form 20-F	96

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, including the accounting policies affecting our financial condition and results of operations, which are fully described in Note 1 to our consolidated financial statements, presented later in this Annual Report.
In the following discussion and analysis, we intend to provide management’s explanation of the factors that have affected our financial condition and results of operations for the fiscal years covered by the financial statements included in this Annual Report, as well as management’s assessment of the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods.
Our Management’s Discussion and Analysis is presented in the following sections and should be read in conjunction with our consolidated financial statements and the related notes, presented later in this Annual Report:
•Critical Accounting Estimates
•Operating Results
•Liquidity and Capital Allocation
•Outlook and Trend Information
Critical Accounting Estimates
As stated in Note 1 to our consolidated financial statements, the preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein.
We have identified the following most critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:
Accounting for the AFFA
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG. Based on their assumptions, KPMG arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2072.
We recognize the asbestos liability in the consolidated financial statements on an undiscounted and uninflated basis. We considered discounting when determining the best estimate under US GAAP. We have recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is our view that the timing and amounts of such cash flows are not fixed or readily determinable. We considered inflation when determining the best estimate under US GAAP. It is our view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. We view the undiscounted and uninflated central estimate as the best estimate under US GAAP.

James Hardie 2024 Annual Report on Form 20-F	97

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the asbestos liability balances.
In estimating the potential financial exposure, KPMG has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should claims reporting escalate or decline.
An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations and comprehensive income for the year then ended.
Inventory
Inventories are recorded at the lower of cost or net realizable value. In order to determine net realizable value, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period in which it is identified. This estimate requires management to make judgments about the future demand for inventory and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.
Accrued Warranty Reserve
Our warranty programs, which vary based on our products and regions, require that we replace defective products within specified time periods from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our future experience is significantly different from our estimates, it could result in the need for additional reserves.
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financially reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we believe are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If we cannot satisfy a more-likely-than-not threshold for full or partial recovery, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. If facts later indicate that we will be unable to recover all or a portion of our net

James Hardie 2024 Annual Report on Form 20-F	98

deferred tax assets, our income tax expense would increase in the period in which we determine that recovery does not meet the more-likely-than-not threshold.
We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax positions and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction in which we operate. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. We perform an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Identifying these events and changes in circumstances, and assessing their impact on the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

James Hardie 2024 Annual Report on Form 20-F	99

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, which considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
In estimating the fair value of the asset group, we are required to make certain estimates and assumptions that include forecasting the useful lives of the assets, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, forecasting market demand for our products and recommissioning idle assets to meet anticipated capacity constraints in the future. We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to material impairment losses in future periods.
Operating Results
Overview
James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.
Year ended 31 March 2024 compared to year ended 31 March 2023
Financial Highlights

US$ Millions (except per share data)	FY24	FY23	Change
Net sales	$3,936.3	$3,777.1	4%
Operating income	767.4	741.4	4%
Operating income margin (%)	19.5	19.6	(0.1)	pts
Net income	510.2	512.0	—%

Earnings per share - basic	$1.16	$1.15
Earnings per share - diluted	$1.16	$1.15
Net sales increased 4% due to increases in average net sales price in all three regions, which were attributable to strategic price increases and changes in product mix. This growth was partially offset by a volume decrease of 3% driven by lower fiber gypsum volumes in our Europe region.

James Hardie 2024 Annual Report on Form 20-F	100

Operating income margin was down slightly due to higher operating income margin in all three regions offset by higher asbestos adjustments of US$114.7 million primarily related to change in actuarial estimates and an asset impairment charge of US$20.1 million related to the cancellation of the Truganina greenfield project.
The Company's priorities remain unchanged: work safely, partner with our customers, invest in long-term growth and continue to drive profitable share gain. This has enabled us to deliver a strong year, with a record result for net sales. While end market conditions remain uncertain, we continue to focus on partnering with our customers and outperforming in the markets we participate. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.
North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	3,053.8	3,038.5	1%
Average net sales price per unit (per msf)	US$941	US$912	3%

Fiber cement net sales	2,891.4	2,787.6	4%
Gross profit			21%
Gross margin (%)			6.0 pts
Operating income	921.1	767.5	20%
Operating income margin (%)	31.9	27.5	4.4 pts

FY24 vs FY23
Net sales increased 4% primarily driven by a 3% increase in the average net sales price due to strategic price increases, partially offset by a lower value product mix. The volume increase of 1% was driven by improved activity in the US single family new construction market mainly in the second half of the fiscal year.
Gross margin increased as a result of the following components:

Higher average net sales price	2.0	pts
Lower production and distribution costs	4.0	pts
Total percentage point change in gross margin	6.0	pts
Lower production and distribution costs resulted primarily from lower pulp and freight costs.
SG&A expenses increased 23% primarily driven by higher marketing and employee costs. As a percentage of sales, SG&A expenses increased 1.5 percentage points.
Operating income margin increased 4.4 percentage points to 31.9%, driven by higher gross margin, partially offset by higher SG&A expenses.

James Hardie 2024 Annual Report on Form 20-F	101

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	553.7	577.2	(4%)
Average net sales price per unit (per msf)	US$908	US$841	8%

Fiber cement net sales	562.8	539.2	4%
Gross profit			14%
Gross margin (%)			3.2 pts
Operating income	166.1	142.8	16%
Operating income margin (%)	29.5	26.5	3.0 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	553.7	577.2	(4%)
Average net sales price per unit (per msf)	A$1,381	A$1,228	12%

Fiber cement net sales	856.3	787.0	9%
Gross profit			18%
Gross margin (%)			3.2	pts
Operating income	252.7	208.8	21%
Operating income margin (%)	29.5	26.5	3.0	pts
FY24 vs FY23 (A$)
Net sales increased 9%, driven by a 12% increase in the average net sales price resulting primarily from strategic price increases, partially offset by lower volumes of 4% as we experienced weaker market conditions in all countries.
Gross margin increased as a result of the following components:

Higher average net sales price	6.3	pts
Higher production and distribution costs	(3.1	pts)
Total percentage point change in gross margin	3.2	pts
Higher production and distribution costs resulted from higher value product mix and higher cement and silica costs, partially offset by lower pulp and energy costs.
SG&A expenses increased 11% primarily due to higher employee costs. As a percentage of sales, SG&A expenses increased 0.3 percentage points.
Operating income margin of 29.5% increased 3.0 percentage points, driven by higher gross margin.

James Hardie 2024 Annual Report on Form 20-F	102

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	734.4	849.0	(13%)
Average net sales price per unit (per msf)	US$521	US$432	21%

Fiber cement net sales	77.0	68.6	12%
Fiber gypsum net sales[1]	405.1	381.7	6%
Net sales	482.1	450.3	7%
Gross profit			36%
Gross margin (%)			6.4	pts
Operating income	45.0	26.5	70%
Operating income margin (%)	9.3	5.8	3.5	pts
____________
1Also includes cement bonded board net sales.
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	734.4	849.0	(13%)
Average net sales price per unit (per msf)	€480	€414	16%

Fiber cement net sales	71.0	65.8	8%
Fiber gypsum net sales[1]	373.5	366.0	2%
Net sales	444.5	431.8	3%
Gross profit			31%
Gross margin (%)			6.4	pts
Operating income	41.5	25.2	65%
Operating income margin (%)	9.3	5.8	3.5	pts
____________
1Also includes cement bonded board net sales.
FY24 vs FY23 (€)
Net sales increased 3% primarily related to a 16% increase in average net sales price and €8.4 million of favorable true-ups and adjustments to customer rebate estimates, partially offset by a 13% decrease in volumes. The growth in average net sales price was driven by our strategic price increases and a higher value product mix. The volume decrease resulted from lower fiber gypsum volumes as the housing market continued to retract.

James Hardie 2024 Annual Report on Form 20-F	103

Gross margin increased as a result of the following components:

Higher average net sales price	10.4	pts
Higher production and distribution costs	(4.0	pts)
Total percentage point change in gross margin	6.4	pts
Higher production and distribution costs resulted from higher fixed costs per unit driven by lower volumes, higher value product mix and increased costs of energy. These increases were partially offset by lower paper and freight costs.
SG&A expenses increased 19% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 2.7 percentage points.
Operating income margin of 9.3% increased 3.5 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY24	FY23	Change %
General Corporate SG&A expenses	$154.4	$123.7	25
Asset impairment - greenfield site	20.1	—	100
Asbestos:
Asbestos adjustments loss	151.7	37.0	310
AICF SG&A expenses	1.6	1.4	14
General Corporate costs	$327.8	$162.1	102
General Corporate SG&A expenses increased US$30.7 million primarily driven by higher stock-based compensation and employee costs, partially offset by lower New Zealand weathertightness costs.
The Asset impairment charge of US$20.1 million is related to the strategic decision to cancel the Truganina greenfield project and sell the land.
Asbestos adjustments primarily reflect the annual actuarial adjustment recorded in line with KPMG’s actuarial report, as well as the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
The AUD/USD spot exchange rates are shown in the table below:

FY24		FY23
31 March 2023	0.6711	31 March 2022	0.7482
31 March 2024	0.6510	31 March 2023	0.6711
Change	(3)%	Change	(10)%

James Hardie 2024 Annual Report on Form 20-F	104

Asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY24	FY23
Change in estimates	$153.5	$57.1
Effect of foreign exchange on Asbestos net liabilities	(9.7)	(45.9)
Loss on foreign currency forward contracts	7.8	24.5
Other	0.1	1.3
Asbestos adjustments loss	$151.7	$37.0

The change in estimate for the actuarial adjustment for fiscal year 2024 is due to the annual inflation adjustment and higher than expected claim numbers, partially offset by a reduction in the assumed average claims settlement costs and legal costs.
Readers are referred to Note 12 to our consolidated financial statements, which includes a sensitivity analysis that outlines the potential impact of changes to actuarial assumptions in future periods.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY24	FY23	Change %
Claims received	564	555	2
Direct claims	410	403	2
Cross claims	154	152	1
Actuarial estimate for the period	537	543	(1)
Difference in claims received to actuarial estimate	27	12

Average claim settlement (A$)	289,000	303,000	(5)
Actuarial estimate for the period (A$)	334,000	331,000	1
Difference in claims paid to actuarial estimate	(45,000)	(28,000)

For the fiscal year ended 31 March 2024, we noted the following related to asbestos-related claims:
•Total claims received were 5% above actuarial expectations and 2% higher than prior year;
•Mesothelioma claims reported were 2% above actuarial expectations and 3% lower than prior year;
•Direct mesothelioma claims were 7% above expectations and 3% higher than prior year, whereas Cross claims were 13% below expectations and 20% lower than prior year;
•Number of claims settled were 1% below actuarial expectations and 3% below prior year; and
•Average claim settlement was 13% below actuarial expectations and 5% below prior year.
Interest, net

US$ Millions	FY24	FY23	Change %
Gross interest expense	$55.9	$45.5	23
Capitalized interest	(19.5)	(8.5)	129
Interest income	(12.1)	(2.1)	476
AICF interest income, net	(9.0)	(4.2)	114
Interest, net	$15.3	$30.7	(50)

Higher gross interest expense primarily resulted from the new term loan agreement entered into in October 2023 and higher variable interest rates. Higher interest income was driven by a higher cash balance and higher interest rates.

James Hardie 2024 Annual Report on Form 20-F	105

Income Tax Expense

	FY24	FY23
Income tax expense (US$ Millions)	244.6	211.5
Effective tax rate (%)	32.4	29.2
The effective tax rate increased 3.2 percentage points primarily due to asbestos and other tax adjustments.
Year ended 31 March 2023 compared to year ended 31 March 2022
Readers are referred to the “Management’s Discussion and Analysis” in Section 2 our fiscal year 2023 Form 20-F filed with the SEC on 16 May 2023 for comparative analysis relating to fiscal years 2023 and 2022.
Liquidity and Capital Allocation
Overview
Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 13 to our consolidated financial statements. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk in Section 3 of this document.
Our cash position increased by US$252.0 million, from US$113.0 million at 31 March 2023 to US$365.0 million at 31 March 2024.
Our gross debt balance increased from US$1,066.1 million at 31 March 2023 to US$1,129.1 million at 31 March 2024 due to the new term loan entered into in October 2023 which had borrowings outstanding of US$298.1 million at 31 March 2024. We had no outstanding borrowings on our US$600 million revolving credit facility at 31 March 2024.
Readers are referred to Note 10 of our 31 March 2024 consolidated financial statements for further information on our debt obligations.
Sources of Liquidity
During fiscal year 2024, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used to fund:
•expansion, renovation and maintenance of production capacity;
•our annual contribution to AICF in accordance with the terms of the AFFA;
•our share buyback programs; and
•our working capital requirements.
There are certain restrictions that are either imposed upon us as an Irish plc operating under Irish law, or imposed upon us as a party to the AFFA, which may restrict the ability of subsidiaries to transfer funds to

James Hardie 2024 Annual Report on Form 20-F	106

us in the form of cash dividends, loans or advances. For more detailed discussion on these restrictions, see “Section 3 – Risk Factors.” Even with these restrictions, based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Cash Flow

US$ Millions	FY24	FY23	Change	Change %
Net cash provided by operating activities	$914.2	$607.6	$306.6	50
Net cash used in investing activities	470.5	660.1	(189.6)	(29)
Net cash used in financing activities	210.1	25.4	184.7	727
Significant sources and uses of cash during fiscal year 2024 included:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$986.3 million
◦Working capital decreased and generated cash of US$31.1 million due to lower inventory and higher accounts payable, partially offset by higher accounts receivable
◦Asbestos claims paid of US$116.0 million
•Cash used in investing activities:
◦Capital expenditures of US$449.3 million, including global capacity expansion project spend of US$268.7 million
◦AICF net investments of US$5.9 million
•Cash used in financing activities:
◦Proceeds from our new US$300.0 million term loan
◦Net repayments of US$230.0 million on our revolving credit facility
◦Repurchase of shares of US$271.4 million

Capital Expenditures
Our total capital expenditures for fiscal years 2024 and 2023 were US$449.3 million and US$591.3 million, respectively. We also had capital expenditures incurred but not yet paid of US$75.0 million and US$34.7 million at 31 March 2024 and 2023, respectively. Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.
During fiscal year 2024, we:
•Purchased land for our future USA Greenfield site in Crystal City, Missouri
•Purchased land for our future Fiber Cement Greenfield site in Europe
•Announced the cancellation of our plans to build a greenfield site in Truganina, Australia
•Completed construction of the ColorPlus® finishing capacity project in Westfield, Massachusetts, and we expect to complete commissioning in Q1 FY25
•Continued construction of Sheet Machines #3 and #4 in Prattville, Alabama, and began the commissioning of Sheet Machine #3
•Continued construction of the ColorPlus® finishing capacity project in Prattville, Alabama
•Continued brownfield expansion of the fiber gypsum facility in Orejo, Spain

James Hardie 2024 Annual Report on Form 20-F	107

In fiscal year 2025, we estimate total Capital Expenditures will be approximately US$500 million to US$550 million.
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2024 and 2023.
Capital Management
Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth;
•Maintain a flexible balance sheet; and
•Deploy excess capital to shareholders.

For the fiscal year ended 31 March 2024, we repurchased a total of 8.7 million shares for a total of US$271.4 million at an average per share price of US$31.42. Refer to “Section 3 - Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further discussion of our share repurchase program.
AICF Funding
We funded US$91.8 million (A$137.5 million) to AICF during fiscal year 2024, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed approximately A$2,195.3 million to the fund.
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$154 million (US$100 million based on the exchange rate at 31 March 2024) to AICF during the fiscal year ending 31 March 2025.

Readers are referred to Notes 1 and 12 to our consolidated financial statements for further information on asbestos.
Outlook and Trend Information
A number of external factors will impact underlying demand for our products including but not limited to, changes in the following: United States’ GDP, interest rates, mortgage affordability, household debt levels, home values, home prices, unemployment levels, consumer preferences and new household formation.
We expect our US residential end markets to be down slightly in fiscal year 2025 versus fiscal year 2024. We expect growth in New Construction to be more than offset by declines in R&R activity given our segment mix.
In Australia, we anticipate that the addressable underlying housing market will decrease in fiscal year 2025 versus fiscal year 2024. Net sales from our Australian business are expected to trend above the average growth of the domestic alterations and additions and single family detached housing markets.

In Europe, we anticipate the overall addressable market to be down in fiscal year 2025 versus fiscal year 2024, while our Europe Building Products segment is expected to perform above the market. For fiscal year 2025, we have adjusted our transfer pricing on intercompany sale of product from the US to Europe. While this has no impact on a consolidated basis, from a Europe segment perspective if this had been applied to fiscal year 2024, Europe EBIT margins would have been approximately 200 basis points lower. The positive dollars, though minimal, would have been fully reflected in the North America segment.

James Hardie Industries plc - Consolidated Financial Statements	108

Report of Independent Registered Public Accounting Firm	109

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 20 May 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Report of Independent Registered Public Accounting Firm	110

Asbestos Liability Valuation
Description of the Matter
At 31 March 2024, the aggregate asbestos liability was US$989.7 million. As disclosed in Note 12 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
Auditing management’s estimate of the asbestos liability is challenging because the estimation process is based on actuarial estimates of projected future cash flows which are inherently uncertain. The projected cash flows are complex and use subjective assumptions including the projected number of claims, estimated cost of settlement per claim, inflation rates, legal costs, and timing of receipt of claims and settlements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification of claims, review of calculations performed by the Company’s third-party actuary and management’s review of the use of historical claim data and actuarial assumptions mentioned above to project the future liability.
To evaluate the estimate of the asbestos liability, our audit procedures included, among others, testing the underlying claims data used in the calculation to internal and external data on a sample basis. We involved our actuarial specialists to assist in evaluating the methodologies and key assumptions mentioned above to independently develop a range for the asbestos liability and compared that range to management’s recorded liability. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Irvine, California
20 May 2024

James Hardie Industries plc - Consolidated Balance Sheets	111

(Millions of US dollars)	31 March 2024	31 March 2023
Assets
Current assets:
Cash and cash equivalents	$365.0	$113.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	45.8	67.6
Restricted short-term investments - Asbestos	178.4	140.9
Accounts and other receivables, net	366.1	354.8
Inventories	337.8	344.2
Prepaid expenses and other current assets	68.2	41.0
Assets held for sale	55.4	—
Insurance receivable - Asbestos	5.1	6.8
Workers’ compensation - Asbestos	1.6	1.8
Total current assets	1,428.4	1,075.1
Property, plant and equipment, net	2,037.8	1,839.6
Operating lease right-of-use-assets	60.9	59.4
Goodwill	192.6	194.9
Intangible assets, net	149.2	155.2
Restricted long-term investments - Asbestos	—	36.2
Insurance receivable - Asbestos	26.4	28.2
Workers’ compensation - Asbestos	13.6	16.4
Deferred income taxes	690.4	755.6
Deferred income taxes - Asbestos	294.0	298.6
Other assets	19.3	19.9
Total assets	$4,912.6	$4,479.1
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$463.3	$387.7
Accrued payroll and employee benefits	143.3	108.3
Operating lease liabilities	19.0	18.1
Long-term debt, current portion	7.5	—
Accrued product warranties	7.3	5.4
Income taxes payable	13.0	15.4
Asbestos liability	116.7	119.4
Workers’ compensation - Asbestos	1.6	1.8
Other liabilities	26.0	41.2
Total current liabilities	797.7	697.3
Long-term debt	1,115.1	1,059.0
Deferred income taxes	107.5	93.6
Operating lease liabilities	59.4	61.1
Accrued product warranties	28.9	30.2
Income taxes payable	—	2.3
Asbestos liability	873.0	857.7
Workers’ compensation - Asbestos	13.6	16.4
Other liabilities	58.5	50.1
Total liabilities	3,053.7	2,867.7
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 433,784,634 shares issued and outstanding at 31 March 2024 and 442,056,296 shares issued and outstanding at 31 March 2023	224.7	230.0
Additional paid-in capital	256.5	237.9
Retained earnings	1,446.0	1,196.8
Accumulated other comprehensive loss	(68.3)	(53.3)
Total shareholders’ equity	1,858.9	1,611.4
Total liabilities and shareholders’ equity	$4,912.6	$4,479.1
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	112

	Years Ended 31 March
(Millions of US dollars, except per share data)	2024	2023	2022
Net sales	$3,936.3	$3,777.1	$3,614.7
Cost of goods sold	2,347.9	2,465.1	2,301.2
Gross profit	1,588.4	1,312.0	1,313.5
Selling, general and administrative expenses	602.2	494.0	461.2
Research and development expenses	47.0	39.6	38.0
Asset impairment - greenfield site	20.1	—	—
Asbestos adjustments loss	151.7	37.0	131.7
Operating income	767.4	741.4	682.6
Interest, net	15.3	30.7	39.3
Other (income) expense, net	(2.7)	(12.8)	0.2
Income before income taxes	754.8	723.5	643.1
Income tax expense	244.6	211.5	184.0
Net income	$510.2	$512.0	$459.1
Income per share:
Basic	$1.16	$1.15	$1.03
Diluted	$1.16	$1.15	$1.03
Weighted average common shares outstanding (Millions):
Basic	438.4	445.1	444.9
Diluted	439.6	445.6	445.9
Comprehensive income, net of tax:
Net income	$510.2	$512.0	$459.1
Pension adjustments	(0.5)	2.1	(0.7)
Currency translation adjustments	(14.5)	(33.4)	(14.7)
Comprehensive income	$495.2	$480.7	$443.7
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	113

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Cash Flows From Operating Activities
Net income	$510.2	$512.0	$459.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	185.0	172.6	161.8
Lease expense	26.9	23.4	23.2
Deferred income taxes	34.6	48.4	49.8
Stock-based compensation	28.2	15.7	9.0
Asbestos adjustments loss	151.7	37.0	131.7
Excess tax benefits from share-based awards	(0.6)	(0.2)	(2.4)
Gain on sale of land	(2.0)	(12.7)	—
Asset impairment - greenfield site	20.1	—	—
Other, net	32.2	22.7	17.7
Changes in operating assets and liabilities:
Accounts and other receivables	(19.7)	32.1	(70.9)
Inventories	3.4	(70.8)	(64.3)
Operating lease assets and liabilities, net	(28.0)	(19.0)	(19.2)
Prepaid expenses and other assets	(21.5)	(12.3)	(5.7)
Insurance receivable - Asbestos	5.6	6.2	8.3
Accounts payable and accrued liabilities	47.4	(63.2)	136.7
Claims and handling costs paid - Asbestos	(116.0)	(107.9)	(118.8)
Income taxes payable	(4.9)	5.5	0.2
Other accrued liabilities	61.6	18.1	41.0
Net cash provided by operating activities	$914.2	$607.6	$757.2
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(449.3)	$(591.3)	$(257.8)
Proceeds from sale of property, plant and equipment	4.2	14.1	—
Capitalized interest	(19.5)	(8.5)	(1.9)
Purchase of restricted investments - Asbestos	(144.2)	(180.1)	(114.6)
Proceeds from restricted investments - Asbestos	138.3	105.7	26.1
Net cash used in investing activities	$(470.5)	$(660.1)	$(348.2)
Cash Flows From Financing Activities
Proceeds from term loan	$300.0	$—	$—
Repayments of term loan	(1.9)	—	—
Proceeds from credit facilities	95.0	450.0	390.0
Repayments of credit facilities	(325.0)	(260.0)	(350.0)
Debt issuance costs	(1.2)	—	(2.1)
Proceeds from issuance of shares	0.4	0.2	0.3
Repayment of finance lease obligations	(1.1)	(1.5)	(1.0)
Shares repurchased	(271.4)	(78.4)	—
Dividends paid	—	(129.6)	(484.0)
Taxes paid related to net share settlement of equity awards	(4.9)	(6.1)	(2.8)
Net cash used in financing activities	$(210.1)	$(25.4)	$(449.6)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(3.4)	$(8.4)	$(5.9)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	230.2	(86.3)	(46.5)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.6	271.9	318.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$415.8	$185.6	$271.9
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$75.0	$34.7	$32.3
Supplemental Disclosure of Cash Flow Activities
Cash paid for interest	$41.8	$41.0	$37.0
Cash payment for income taxes, net	$183.1	$117.1	$92.7
Cash paid to AICF	$91.8	$109.6	$248.5
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity	114

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$—	$(6.6)	$1,060.8
Net income	—	—	459.1	—	—	459.1
Other comprehensive loss	—	—	—	—	(15.4)	(15.4)
Stock-based compensation	0.7	5.5	—	—	—	6.2
Issuance of ordinary shares	—	0.3	—	—	—	0.3
Dividends declared	—	—	(178.1)	—	—	(178.1)
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$—	$(22.0)	$1,332.9
Net income	—	—	512.0	—	—	512.0
Other comprehensive loss	—	—	—	—	(31.3)	(31.3)
Stock-based compensation	0.3	9.3	—	—	—	9.6
Issuance of ordinary shares	—	0.2	—	—	—	0.2
Dividends declared	—	—	(133.6)	—	—	(133.6)
Shares repurchased	—	—	—	(78.4)	—	(78.4)
Shares cancelled	(2.4)	(2.0)	(74.0)	78.4	—	—
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	510.2	—	—	510.2
Other comprehensive loss	—	—	—	—	(15.0)	(15.0)
Stock-based compensation	0.2	23.1	—	—	—	23.3
Issuance of ordinary shares	—	0.4	—	—	—	0.4
Shares repurchased	—	—	—	(271.4)	—	(271.4)
Shares cancelled	(5.5)	(4.9)	(261.0)	271.4	—	—
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	115

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany balances and transactions have been eliminated in consolidation.
Certain prior period amounts have been reclassified to conform to the current period presentation.
Summary of Significant Accounting Policies
Variable Interest Entities
A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on: (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance; and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.
In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.
Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF, which is a VIE as defined under US GAAP, due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA.
For the fiscal years ended 31 March 2024, 2023 and 2022, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation/Remeasurement
The Company has recorded on its consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognized in income.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents, other than those amounts directly related to the AICF, generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Accounts Receivable
The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in the Company’s customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 50
Buildings Improvements	1 to 27
Leasehold Improvements	1 to 40
Machinery and Equipment	1 to 30
Leases
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use (“ROU”) asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company groups lease and non-lease components into a single lease component; therefore, fixed payments for common-area-maintenance are included in our operating lease right-of-use assets and liabilities. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
Depreciation and Amortization
The Company records depreciation and amortization under both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in Cost of goods sold.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows.
The Company performs an impairment test of goodwill and intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. At 1 January 2024, the Company performed its annual test noting no impairment.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, which considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary. Actual warranty costs could differ from the original estimates made by the Company.
Debt
The Company’s debt consists of senior unsecured notes, an unsecured revolving credit facility and a term loan. Each of the Company’s debt instruments is recorded at cost, net of any original issue discount or premium and debt issuance costs, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the straight line method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP.
Revenue Recognition
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of golds sold, in accordance with the practical expedient provided by Accounting Standards Codification (“ASC”) 606.
The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products, and contractual obligations. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
The Company’s sales contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered. The period between invoicing and when payment is due is not significant.
A portion of the Company’s revenue is made through distributors under vendor managed inventory agreements whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Advertising Costs
Advertising costs are expensed as incurred and were US$110.8 million, US$83.1 million and US$53.7 million for the fiscal years ended 31 March 2024, 2023 and 2022, respectively.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. Interest and penalties related to uncertain tax positions are recognized in Income tax expense in the consolidated statements of operations and comprehensive income.
The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
Financial Instruments
The estimated fair value of the Company’s financial instruments are determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Asbestos adjustments loss or Selling, general and administrative expenses at each measurement date. The Company does not use derivatives for trading purposes.
Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

The carrying amounts of Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and the Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Forfeitures of stock-based awards are accounted for as they occur. Stock-based compensation expense is included in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSUs”) has been satisfied or when a stock option is exercised.
For RSUs subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.
For RSUs subject to a performance vesting condition, the vesting of these units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. The expense is recognized ratably over the vesting period and is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
For RSUs subject to a market vesting condition, the vesting of these units is based on James Hardie’s performance against its Peer Group for the 20 trading days preceding the test date. The fair value of each of these units is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method).
For cash settled units (“CSUs”), compensation expense is recognized based upon an estimate of the number of awards that are expected to vest and the fair market value of JHI plc’s common stock on the date of the grant. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
Stock options have a 3-year cliff vesting schedule from the date of grant. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Loss Contingencies
The Company is involved in various lawsuits and claims arising in the ordinary course of business, the outcomes of which are subject to significant uncertainty. For accrual and disclosure purposes, we regularly assess and monitor the probability and range of possible loss based on the developments in these matters. We take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood that we will prevail, and the severity of any potential loss. A liability is recorded in the financial statements if it is determined to be probable that a loss will be incurred and the amount of the loss can be reasonably estimated. Our estimates of loss contingencies do not reflect potential future recoveries from insurance carriers. Additionally, if deemed probable, insurance recoveries would result in the recording of a receivable.
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG, who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMG arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMG to occur through 2072.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the asbestos liability balances.
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMG. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMG as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy and amounts that will be met by the Former James Hardie Companies.
The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset in the consolidated balance sheets.
Restricted Investments
Restricted investments of AICF consist of highly liquid investments held in the custody of major financial institutions and are classified as held to maturity (“HTM”) due to AICF’s ability and intent to hold these securities to maturity. These restricted investments are carried at amortized cost.
Deferred Income Taxes
The Performing Subsidiary can claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Asbestos Adjustments loss
The Asbestos adjustments loss reflected in the consolidated statements of operations and comprehensive income reflects the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, the effect of foreign exchange remeasurement on the asbestos-related assets and liabilities, and changes in the fair value of forward exchange contracts entered into to reduce exposure to the change in foreign currency exchange rates associated with AICF payments are recorded in Asbestos adjustments loss.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

Accounting Standards Issued But Not Yet Adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280). The amendments in the standard were issued to improve the disclosures about an entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. These amendments are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-07 starting with the fiscal year ending 31 March 2025 and expect ASU 2023-07 to require additional disclosures in the notes to the consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with the fiscal year ending 31 March 2026 and is currently evaluating the impact of the guidance on its consolidated financial statements.
Earnings Per Share
Basic earnings per share (“EPS”) is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury stock method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2024	2023	2022
Basic common shares outstanding	438.4	445.1	444.9
Dilutive effect of stock awards	1.2	0.5	1.0
Diluted common shares outstanding	439.6	445.6	445.9
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2024, 2023 and 2022.
Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the treasury stock method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 0.6 million, 0.4 million and 0.7 million for the fiscal years ended 31 March 2024, 2023 and 2022, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

2. Revenues
The following represents the Company’s disaggregated revenues:

	Year Ended 31 March 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,891.4	$562.8	$77.0	$3,531.2
Fiber gypsum revenues	—	—	405.1	405.1
Total revenues	$2,891.4	$562.8	$482.1	$3,936.3

	Year Ended 31 March 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,787.6	$539.2	$68.6	$3,395.4
Fiber gypsum revenues	—	—	381.7	381.7
Total revenues	$2,787.6	$539.2	$450.3	$3,777.1

	Year Ended 31 March 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,551.3	$574.9	$76.3	$3,202.5
Fiber gypsum revenues	—	—	412.2	412.2
Total revenues	$2,551.3	$574.9	$488.5	$3,614.7
The process by which the Company recognizes revenues is similar across each of the Company’s reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2024	2023
Cash and cash equivalents	$365.0	$113.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	45.8	67.6
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$415.8	$185.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Trade receivables	$321.2	$301.2
Income taxes receivable	34.4	29.6
Other receivables and advances	19.0	26.6
Provision for doubtful trade receivables	(8.5)	(2.6)
Total accounts and other receivables	$366.1	$354.8
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2024	2023	2022
Balance at beginning of period	$2.6	$3.4	$6.1
Adjustment to provision	6.2	(0.6)	(2.2)
Write-offs, net of recoveries	(0.3)	(0.2)	(0.5)
Balance at end of period	$8.5	$2.6	$3.4

5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Finished goods	$235.4	$237.8
Work-in-process	25.1	23.0
Raw materials and supplies	90.6	93.9
Provision for obsolete finished goods and raw materials	(13.3)	(10.5)
Total inventories	$337.8	$344.2

6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe Building Products
Balance - 31 March 2022	$199.5
Foreign exchange impact	(4.6)
Balance - 31 March 2023	$194.9
Foreign exchange impact	(2.3)
Balance - 31 March 2024	$192.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 March
(Millions of US dollars)	2024	2023
Trade names	$111.0	$112.3
Other	7.4	7.4
Total	$118.4	$119.7
The following are the net carrying amount of amortizable intangible assets:

	Year Ended 31 March 2024
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.3	$(16.5)	$30.8
Total	$47.3	$(16.5)	$30.8

	Year Ended 31 March 2023
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.9	$(12.4)	$35.5
Total	$47.9	$(12.4)	$35.5
The amortization of intangible assets was US$4.3 million, US$3.8 million and US$3.5 million for the fiscal years ended 31 March 2024, 2023 and 2022, respectively.
At 31 March 2024, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2025	$4.4
2026	4.6
2027	4.8
2028	4.9
2029	4.6
7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Land	$99.0	$79.8
Buildings	577.4	568.1
Machinery and equipment	2,149.9	2,044.2
Construction in progress	675.3	502.6
Property, plant and equipment, at cost	3,501.6	3,194.7
Less accumulated depreciation	(1,463.8)	(1,355.1)
Property, plant and equipment, net	$2,037.8	$1,839.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

Depreciation expense for the fiscal years ended 31 March 2024, 2023 and 2022 was US$178.7 million, US$166.8 million and US$155.6 million, respectively.
Asset Impairment - greenfield site
For the fiscal year ended 31 March 2024, the Company recorded an impairment charge in general corporate costs of US$20.1 million based on the strategic decision to cancel the Truganina greenfield site. In accordance with the applicable accounting guidance, the impairment charge resulted from the difference between the carrying value of the land, including costs incurred to date and its estimated fair value of US$52.6 million. The estimated fair value was derived primarily from market comparables using a third-party appraisal and are considered Level 3 inputs under ASC 820.
8. Leases
The Company’s lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.
Amounts associated with finance lease right-of-use assets and liabilities are not considered material, and have been reclassed in the current year to other assets and liabilities, respectively, on the accompanying consolidated balance sheets.
The following table represents the Company’s ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2024	2023
Assets:
Operating leases, net	$60.9	$59.4
Finance leases, net	3.0	2.0
Total right-of-use assets	$63.9	$61.4

Liabilities:
Operating leases:
Current	$19.0	$18.1
Non-Current	59.4	61.1
Total operating lease liabilities	$78.4	$79.2

Finance leases:
Current	$1.2	$0.8
Non-Current	2.1	1.4
Total finance lease liabilities	$3.3	$2.2

Total lease liabilities	$81.7	$81.4

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

The following table represents the Company’s lease expense:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Operating leases	$22.3	$20.2	$21.6
Short-term leases	4.6	3.2	1.7
Finance leases	1.1	1.4	1.0
Interest on lease liabilities	0.2	0.2	0.1
Total lease expense	$28.2	$25.0	$24.4
The weighted-average remaining lease term of the Company’s leases is as follows:

	31 March
(In Years)	2024	2023
Operating leases	7.1	7.9
Finance leases	3.4	3.1

The weighted-average discount rate of the Company’s leases is as follows:

	31 March
	2024	2023
Operating leases	5.4%	4.6%
Finance leases	5.6%	4.3%
The following are future lease payments for non-cancellable leases at 31 March 2024:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2025	$21.6	$1.3	$22.9
2026	18.1	1.0	19.1
2027	11.2	0.6	11.8
2028	8.4	0.4	8.8
2029	6.4	0.2	6.6
Thereafter	30.1	—	30.1
Total	$95.8	$3.5	$99.3
Less: imputed interest			17.6
Total lease liabilities			$81.7
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$24.3	$20.9
Operating cash flows used for finance leases	0.2	0.2
Financing cash flows used for finance leases	1.1	1.5
Non-cash ROU assets obtained in exchange for new lease liabilities	26.0	16.8
Non-cash remeasurements (decreasing) increasing ROU assets and lease liabilities	(3.6)	5.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Trade creditors	$252.0	$198.2
Accrued interest	14.5	4.7
Accrued customer rebates	121.3	126.2
Other creditors and accruals	75.5	58.6
Total accounts payable and accrued liabilities	$463.3	$387.7
During fiscal year 2024, the Company paid US$36.6 million to J.B. Hunt Transport Services, Inc (“JB Hunt”) for freight services in North America. One of our Board members joined the JB Hunt Board in April 2023.
The Company enters into various purchase obligations in the ordinary course of business. As of 31 March 2024, the Company has aggregate unconditional purchase obligations, primarily energy and marketing contracts, totaling US$53.9 million over the next five fiscal years, with US$27.1 million due within one year.

10.  Debt
The Company’s debt obligations are as follows:

	31 March
(Millions of US dollars)	2024	2023
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$431.0	$436.1
5.000% Senior notes due 2028	400.0	400.0
Term Loan	298.1	—
Unsecured revolving credit facility	—	230.0
Unamortized debt issuance costs:	(6.5)	(7.1)
Total debt	1,122.6	1,059.0
Less current portion	(7.5)	—
Total Long-term debt	$1,115.1	$1,059.0

Weighted average interest rate of Long-term debt	5.1%	4.7%
Weighted average term of available Long-term debt	3.2 years	4.0 years

Fair value of Senior unsecured notes (Level 1)	$811.5	$785.2
Term Loan Agreement (“TLA”)
In October 2023, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), wholly-owned subsidiaries of JHI plc, entered into a new US$300.0 million TLA with Bank of America, N.A., as administrative agent. Borrowings under the TLA

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

bear interest at the adjusted term Secured Overnight Financing Rate (“SOFR”), plus approximately 2.0% for each period. As the interest rate is variable and based on current market conditions, the fair value of the TLA approximates book value.
Quarterly principal payments commenced in January 2024 and will continue until the maturity date of October 2028. Debt issuance costs in connection with the TLA are being amortized over the stated term of five years.
Unsecured Revolving Credit Facility (“RCF”)
The RCF, which has a maximum US$600.0 million borrowing capacity, may be increased by up to US$250.0 million through the exercise of an accordion option. The facility matures in December 2026 and may be extended for two additional one year terms.
Borrowings under the RCF bear interest rates equal to, at the borrower’s option, (i) the adjusted term SOFR plus an applicable margin; or (ii) a base rate plus an applicable margin. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. Debt issuance costs in connection with the RCF are being amortized over the stated term of five years.
At 31 March 2024, the Company’s debt maturities for the next five fiscal years are as follows:

(Millions of US dollars)	Amount
Fiscal 2025	$7.5
Fiscal 2026	440.4
Fiscal 2027	15.0
Fiscal 2028	415.0
Fiscal 2029	251.2
Total	$1,129.1
Guarantees and Compliance
Senior Unsecured Notes
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2024, the Company was in compliance with all of its requirements.
These notes are guaranteed by James Hardie International Group Limited (“JHIGL”), JHBP and James Hardie Technology Limited (“JHTL”), each of which are wholly-owned subsidiaries of JHI plc.
RCF and Term Loan
The RCF and the TLA both contain certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidation actions. At 31 March 2024, the Company was in compliance with all its covenants.
Both facilities are guaranteed by JHIGL and JHTL.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

Off Balance Sheet Arrangements
As of 31 March 2024, the Company had no outstanding borrowings under the RCF, and US$6.8 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$593.2 million of available borrowing capacity.

11.  Product Warranties
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2024	2023	2022
Balance at beginning of period	$35.6	$37.7	$39.6
Charges to cost of goods sold	3.9	1.2	1.9
Settlements made in cash or in kind	(3.3)	(3.3)	(3.8)
Balance at end of period	$36.2	$35.6	$37.7
12.  Asbestos
The Asbestos adjustments loss included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Change in estimates:
Change in actuarial estimate - asbestos liability	$148.1	$56.0	$145.6
Change in actuarial estimate - insurance receivable	(3.1)	(0.1)	(5.3)
Change in estimate - AICF claims-handling costs	8.5	1.2	0.6
Subtotal - Change in estimates	153.5	57.1	140.9
Effect of foreign exchange on Asbestos net liabilities	(9.7)	(45.9)	(13.2)
Loss on foreign currency forward contracts	7.8	24.5	5.3
Other	0.1	1.3	(1.3)
Asbestos adjustments loss	$151.7	$37.0	$131.7
Effect of foreign exchange on asbestos net liabilities
Prior to 31 March 2024, the effect of foreign exchange on Asbestos net liabilities resulted from a USD function currency subsidiary funding the required AICF payments under the AFFA. Effective 31 March 2024, the Company plans to fund its AICF payments primarily using operating profits of its Australian subsidiary, an Australian dollar functional currency entity. As a result, to the extent that the Australian entity is able to provide funding to meet payment obligations under the AFFA, the foreign currency movements related to the asbestos liability will now be accounted for as foreign exchange translation adjustments and included in Accumulated other comprehensive income or loss on the consolidated balance sheets.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2024. Based on KPMG’s assumptions, KPMG arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarial estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMG as of 31 March 2024:

	As of 31 March 2024
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	949.0	1,457.8
Central Estimate – Undiscounted but Inflated	1,254.7	1,927.4
Central Estimate – Undiscounted and Uninflated	907.6	1,394.3
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMG as of 31 March 2024.
In estimating the potential financial exposure, KPMG has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should claims reporting escalate or decline.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, the actual liability could differ materially from that which is currently recorded.
The potential range of costs as estimated by KPMG is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis was performed by KPMG to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

The following table summarizes the results of the analysis:

	As of 31 March 2024
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	758.8	1,165.6
Discounted (but inflated) - High	1,416.1	2,175.4

Undiscounted (but inflated) - Low	987.4	1,516.8
Undiscounted (but inflated) - High	1,960.5	3,011.7
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 20% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2024	2023	2022	2021	2020
Number of open claims at beginning of period	359	365	360	393	332
Number of new claims
Direct claims	410	403	411	392	449
Cross claims	154	152	144	153	208
Number of closed claims	544	561	550	578	596
Number of open claims at end of period	379	359	365	360	393
Average settlement amount per settled claim	A$289,000	A$303,000	A$314,000	A$248,000	A$277,000
Average settlement amount per case closed [1]	A$262,000	A$271,000	A$282,000	A$225,000	A$245,000

Average settlement amount per settled claim	US$190,000	US$208,000	US$232,000	US$178,000	US$189,000
Average settlement amount per case closed [1]	US$172,000	US$186,000	US$208,000	US$162,000	US$167,000
[1] The average settlement amount per case closed includes nil settlements.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2024:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2023	$(977.1)	$35.0	$244.7	$(0.6)	$(698.0)	$298.6	$40.7	$(358.7)
Asbestos claims paid	114.8	—	(114.8)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	91.8	—	91.8	—	—	91.8
AICF claims-handling costs incurred (paid)	1.2	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.6)	—	(1.6)	—	—	(1.6)
Change in actuarial estimate	(148.1)	3.1	—	—	(145.0)	—	—	(145.0)
Change in claims handling cost estimate	(8.5)	—	—	—	(8.5)	—	—	(8.5)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	46.0	—	46.0
Insurance recoveries	—	(5.6)	5.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(39.5)	(0.8)	(40.3)
Other movements	—	—	9.1	0.7	9.8	(2.6)	0.4	7.6
Effect of foreign exchange	28.0	(1.0)	(9.4)	1.4	19.0	(8.5)	(0.8)	9.7
Closing Balance - 31 March 2024	$(989.7)	$31.5	$224.2	$1.5	$(732.5)	$294.0	$39.5	$(399.0)
AICF Funding
During the fiscal years ended 31 March 2024, 2023 and 2022, the Company contributed US$91.8 million (A$137.5 million), US$109.6 million (A$158.8 million) and US$248.5 million (A$328.2 million), respectively, to AICF.
For the fiscal year ended 31 March 2024, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as HTM investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 31 March 2024:

Date Invested	Maturity Date	Interest Rate	A$ Millions
January 2024	24 January 2025	5.20%	60.0
October 2023	16 October 2024	5.13%	70.0
July 2023	24 July 2024	5.34%	60.0
April 2023	15 April 2024	4.35%	30.0
April 2022	5 April 2024	2.75%	54.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$208.3 million, based on the exchange rate at 31 March 2024). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. At 31 March 2024 and 2023, AICF had no amounts outstanding under the AICF Loan Facility.
13.  Derivative Instruments
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2024 and 2023:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2024		31 March 2023
Derivatives not accounted for as hedges	31 March 2024	31 March 2023	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$20.1	$269.0	$0.2	$0.7	$2.2	$11.4
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company’s consolidated statements of operations and comprehensive income as follows:

	31 March
(Millions of US dollars)	2024	2023	2022
Asbestos adjustments loss	$7.8	$24.5	$5.3
Selling, general and administrative expenses (income)	—	4.0	(2.1)
Total loss	$7.8	$28.5	$3.2
14.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.
There remains only one material outstanding New Zealand Weathertightness Claim, Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”), which was filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.
From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company expected a decision in calendar year 2023, and now anticipates the appellate court will issue its decision during calendar year 2024. As of 31 March 2024, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision. An adverse judgement on the Cridge matter could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry was settled on 24 April 2023 via a negotiated commercial agreement, the terms of which are confidential.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022 through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and will defend the allegations vigorously. As of 31 March 2024, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years starting 1 April 2010 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. The Company believes its transfer pricing arrangements are compliant with the applicable tax legislation and is currently responding to the position paper. As of 31 March 2024, the Company has not recorded a reserve related to this matter as the chance of loss is not probable. If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the additional amount of tax payable to be approximately A$110 million, excluding any consequential adjustments, interest charges or penalties the ATO may impose.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Income before income taxes:
Domestic	$239.1	$270.0	$295.0
Foreign	515.7	453.5	348.1
Income before income taxes	$754.8	$723.5	$643.1
Income tax expense:
Current:
Domestic	$38.7	$42.9	$44.4
Foreign	133.0	81.4	53.9
Current income tax expense	171.7	124.3	98.3
Deferred:
Domestic	17.3	11.8	9.4
Foreign	55.6	75.4	76.3
Deferred income tax expense	72.9	87.2	85.7
Total income tax expense	$244.6	$211.5	$184.0

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Income tax expense computed at the statutory tax rates	$135.1	$135.1	$109.7
US state income taxes, net of the federal benefit	14.0	10.6	9.2
Asbestos - effect of foreign exchange	(3.2)	(13.3)	(3.5)
Expenses not deductible	3.6	3.3	1.9
Stock and executive compensation	7.6	1.9	(0.8)
Foreign taxes on domestic income	60.2	61.2	55.2
Taxes on foreign income	17.7	12.0	9.9
Net deferred tax remeasurement	7.3	2.3	3.5
Other items	2.3	(1.6)	(1.1)
Total income tax expense	$244.6	$211.5	$184.0
Effective tax rate	32.4%	29.2%	28.6%
The tax effects of significant temporary differences creating deferred tax assets and liabilities were:

	31 March
(Millions of US dollars)	2024	2023
Deferred tax assets:
Intangible assets	$791.7	$879.0
Asbestos liability	294.0	298.6
Tax credit carryforwards	113.4	115.0
Other provisions and accruals	90.4	85.3
Net operating loss carryforwards	77.9	75.4
Total deferred tax assets	1,367.4	1,453.3
Valuation allowance	(257.0)	(258.0)
Total deferred tax assets net of valuation allowance	1,110.4	1,195.3
Deferred tax liabilities:
Depreciable and amortizable assets	(150.7)	(167.3)
Deferred tax on unremitted earnings	(46.7)	(29.4)
Other	(36.1)	(38.0)
Total deferred tax liabilities	(233.5)	(234.7)
Total deferred taxes, net	$876.9	$960.6
At 31 March 2024, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of US$77.9 million, that are available to offset future taxable income in the respective jurisdiction. Carry-forwards in Australia, New Zealand and Europe are not subject to expiration.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2024, the Company recognized a tax deduction of US$131.9 million (A$200.4 million) for the current year relating to total contributions to AICF of US$712.2 million (A$1,001.8 million) incurred in tax years 2020 through 2024.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2024, the Company had foreign tax credit carry-forwards of US$110.0 million that are available to offset future taxes payable and against which there is a 100% valuation allowance. The Company also had US tax credit carry-forwards of US$3.4 million that are available to offset future taxes payable which expire between tax years 2024 through 2028, and against which there is a partial valuation allowance of US$2.9 million.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2024. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
During the fiscal year ended 31 March 2024, total income tax and withholding tax paid, net of refunds received, was US$183.1 million.
The US Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company utilized these carryback provisions and at 31 March 2024 the Company recorded current taxes receivable of US$34.2 million.
In December 2023, Ireland enacted Pillar Two rules in accordance with the Minimum Tax Directive of the European Union for implementation of Pillar Two of the Organization for Economic Cooperation and Development’s (OECD’s) Two Pillar solution. The Pillar Two rules provide that income of large groups is taxed at a minimum effective tax rate of 15% on a jurisdictional basis. The Pillar Two rules include an Income Inclusion Rule top-up tax and a domestic top-up tax, which applies to fiscal years commencing on or after 31 December 2023, and an Undertaxed Profits Rule which applies to fiscal years commencing on or after 31 December 2024. The Pillar Two rules will first apply to the Company commencing 1 April 2024. Although the Company expects an increased tax compliance burden, the Pillar Two rules are not expected to have a material impact on our effective tax rate or our consolidated results of operations.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2020, Australia for tax years prior to tax year 2015 and in the US for tax years prior to tax year 2016. Refer to Note 14 for further information related to the ongoing ATO audit.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Unrecognized Tax Benefits
For the fiscal years ended 31 March 2024, 2023, and 2022, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets. At 31 March 2024, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$1.1 million.
16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Liability Awards	$17.3	$2.7	$3.2
Equity Awards	28.2	15.7	9.0
Total stock-based compensation expense	$45.5	$18.4	$12.2
As of 31 March 2024, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$39.6 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), which was amended and restated in August 2021 and approved by shareholders, the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units.
Long-Term Incentive Plan 2006
The Company’s shareholders approved the establishment of a Long-Term Incentive Plan in 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The Company determines the conditions or restrictions of any awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Currently, the plan only allows for RSUs to be granted under the LTIP.
The following table summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2022	21,489,696
Granted	(2,540,893)
Balance at 31 March 2023	18,948,803
Granted	(1,169,733)
Balance at 31 March 2024	17,779,070

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

Stock Options
The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price (A$)
Balance at 31 March 2022	—	—
Granted	269,221	33.05
Balance at 31 March 2023	269,221	33.05
Granted	—	—
Balance at 31 March 2024	269,221	33.05
Options exercisable at 31 March 2024	—	—
Stock options vest on the third anniversary of the date of grant provided continuous employment at the applicable vesting date. Vested stock options can be exercised for shares for the exercise price at any time up to the end of the contractual term. As of 31 March 2024, the weighted-average remaining contractual term is 3.6 years and the aggregate intrinsic value is A$7.7 million.
RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.
The following table summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2022	414,675	291,704	494,033	1,200,412	27.83
Granted	1,279,127	268,009	724,536	2,271,672	26.12
Vested	(449,458)	(87,307)	(256,787)	(793,552)	25.17
Forfeited	(107,818)	(100,377)	(91,738)	(299,933)	28.46
Outstanding at 31 March 2023	1,136,526	372,029	870,044	2,378,599	26.97
Granted	533,278	176,624	459,831	1,169,733	43.20
Vested	(373,440)	(90,452)	(42,581)	(506,473)	30.88
Forfeited	(68,712)	(13,299)	(173,643)	(255,654)	25.63
Outstanding at 31 March 2024	1,227,652	444,902	1,113,651	2,786,205	33.36

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

The following table includes the assumptions used to fair value the RSU grants (market condition):

Vesting Condition:	Market	Market	Market	Market	Market	Market	Market	Market
	FY24	FY24	FY23	FY23	FY23	FY23	FY23	FY23
Date of grant	1-Sep-23	1-Sep-23	13-Mar-23	3-Nov-22	3-Nov-22	3-Nov-22	31-Aug-22	31-Aug-22
Dividend yield (per annum)	—%	—%	—%	—%	—%	—%	1.5%	1.5%
Expected volatility	35.4%	38.7%	36.3%	42.5%	35.1%	43.8%	41.9%	33.4%
Risk free interest rate	4.6%	4.9%	4.0%	4.7%	4.7%	4.7%	3.5%	3.5%
Expected life in years	3.0	2.0	2.4	0.8	1.8	2.8	3.0	2.0
JHX stock price at grant date (A$)	46.72	46.72	30.98	33.05	33.05	33.05	33.51	33.51
Number of restricted stock units	451,945	7,886	41,401	38,387	39,450	115,688	387,360	102,250
The following table presents the total fair value of all of our restricted stock units vested:

	Years ended 31 March
(Millions of US dollars)	2024	2023	2022
Total fair value vested	$16.1	$18.4	$42.6
Scorecard LTI – CSUs
Under the terms of the LTIP, the Company grants scorecard LTI CSUs to executives and the vesting of awards is based on the individual’s performance measured over a three year period against certain performance targets. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating.
The following represents the activity related to the CSUs:

	FY24	FY23
Granted	529,875	751,569
Vested	177,955	237,600
Cancelled	125,144	325,459
For the fiscal years ending 31 March 2024, 2023 and 2022, US$5.1 million, US$5.9 million and US$15.2 million, respectively, was paid in cash upon vesting of CSU units.
17.  Capital Management
Share Buyback Purchase Programs
On 8 November 2023, the Company announced a new share buyback program to acquire up to an additional US$250 million of its outstanding shares through 31 October 2024. Between November 2022 and October 2023, the Company completed its previously announced share buyback program and acquired approximately US$200 million of its outstanding shares.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

Below is the activity under these programs:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
Total as of 31 March 2023	3.8		3.8	$121.6
1 April 2023 - 30 April 2023	—	$—	—	$121.6
1 May 2023 - 31 May 2023	1.0	$24.84	1.0	$96.8
1 June 2023 - 30 June 2023	1.0	$25.65	1.0	$72.6
1 July 2023 - 31 July 2023	—	$—	—	$72.6
1 August 2023 - 31 August 2023	2.1	$29.31	2.1	$11.1
1 September 2023 - 30 September 2023	0.3	$30.18	0.3	$0.3
1 October 2023 - 31 October 2023	—	$—	—	$0.3
1 November 2023 - 30 November 2023	1.3	$31.20	1.3	$210.3
1 December 2023 - 31 December 2023	1.1	$33.21	1.1	$175.0
1 January 2024 - 31 January 2024	—	$—	—	$175.0
1 February 2024 - 29 February 2024	0.7	$38.02	0.7	$149.1
1 March 2024 - 31 March 2024	1.2	$40.19	1.2	$99.8
Total as of 31 March 2024	12.5		12.5
18.  Operating Segment Information and Concentrations of Risk
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand and the Philippines. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$2,891.4	$2,787.6	$2,551.3
Asia Pacific Fiber Cement	562.8	539.2	574.9
Europe Building Products	482.1	450.3	488.5
Worldwide total	$3,936.3	$3,777.1	$3,614.7

	Operating Income Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$921.1	$767.5	$741.2
Asia Pacific Fiber Cement	166.1	142.8	160.8
Europe Building Products	45.0	26.5	62.9
Research and Development	(37.0)	(33.3)	(34.4)
Segments total	1,095.2	903.5	930.5
General Corporate	(327.8)	(162.1)	(247.9)
Total operating income	767.4	741.4	682.6

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$133.8	$126.1	$114.4
Asia Pacific Fiber Cement	17.0	14.7	13.6
Europe Building Products	29.7	28.0	29.8
General Corporate	2.4	1.8	2.8
Research and Development	2.1	2.0	1.2
Total	$185.0	$172.6	$161.8

	Research and Development Expenses
	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$8.4	$5.5	$5.3
Asia Pacific Fiber Cement	1.3	1.3	1.5
Europe Building Products	3.3	1.7	0.9
Research and Development	34.0	31.1	30.3
	$47.0	$39.6	$38.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

	Total Identifiable Assets 31 March
(Millions of US dollars)	2024	2023
North America Fiber Cement	$1,871.8	$1,672.9
Asia Pacific Fiber Cement	434.9	509.7
Europe Building Products	846.6	781.5
Research and Development	21.7	15.6
Segments total	3,175.0	2,979.7
General Corporate [1]	1,737.6	1,499.4
Worldwide total	$4,912.6	$4,479.1

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America [2]	$2,891.4	$2,787.6	$2,551.3
Australia	403.8	380.9	391.7
Germany	140.5	137.8	165.0
New Zealand	87.7	88.1	115.9
Other Countries [3]	412.9	382.7	390.8
Worldwide total	$3,936.3	$3,777.1	$3,614.7

		Total Identifiable Assets 31 March
(Millions of US dollars)		2024	2023
North America [2]		$1,879.7	$1,679.8
Australia		334.6	398.8
Germany		502.7	490.9
New Zealand		29.5	41.2
Other Countries [3]		428.5	369.0
Segments total		3,175.0	2,979.7
General Corporate [1]		1,737.6	1,499.4
Worldwide total		$4,912.6	$4,479.1
____________
1Included in General Corporate are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes and Asbestos-related assets.
2The amounts disclosed for North America are substantially all related to the USA.
3Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Spain and other European countries.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following represents net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2024		2023		2022
Customer A	$558.2	14.2%	$450.1	12.0%	$418.3	12.0%
Approximately 30%, 30% and 33% of the Company’s net sales in fiscal year 2024, 2023 and 2022, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
19.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 March 2024:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial (Loss) Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2023	$0.2	$1.8	$(55.3)	$(53.3)
Other comprehensive loss	—	(0.5)	(14.5)	(15.0)
Balance at 31 March 2024	$0.2	$1.3	$(69.8)	$(68.3)
20. Employee Benefit Plan
In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. In addition, the Company matches employee’s contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
For the fiscal years ended 31 March 2024, 2023 and 2022, the Company made matching contributions of US$16.8 million, US$16.3 million and US$14.1 million, respectively.
The Company sponsors a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company matches up to a maximum of the first 6% of an employee’s eligible compensation that would not be eligible in the 401(k) Plan due to Internal Revenue Service contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2024, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.

James Hardie 2024 Annual Report on Form 20-F	148

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY24	FY23	FY22
Audit fees[1]	$7.2	$6.8	$6.1
Audit-related fees[2]	—	—	0.1
Tax fees	—	—	—
All other fees	$—	$—	$—
____________
1Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
2Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm engaged one temporary employee to participate in a minor portion of the audit of our consolidated financial statements for fiscal year 2022. In fiscal years 2024 and 2023, no temporary employees were used to conduct the audits of our consolidated financial statements.
Audit Committee Pre-Approval Policies and Procedures
In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by our independent registered public accounting firm are pre-approved from time to time by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.
All of the services pre-approved by the Audit Committee are permissible under the SEC’s auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

James Hardie 2024 Annual Report on Form 20-F	149

SECTION 3
RISK FACTORS

Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. Readers should be aware that the occurrence of any of the events described in these risk factors, elsewhere in or incorporated by reference into this Annual Report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Business and Operational Risks

Our business is dependent on the residential and commercial construction markets.

Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on residential remodeling projects and new housing starts, which are a function of many factors outside our control, including general economic conditions, the availability of financing, regulatory changes, mortgage and other interest rates, inflation, household income and wage growth, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.

Any slowdown in the markets we serve would likely result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, deterioration or continued weaknesses in general economic conditions, such as higher interest rates, high levels of unemployment, restrictive lending practices, restricted covenants, heightened regulation and increased foreclosures, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Substantial and increasing competition in the building products industry would likely materially adversely affect our business.

Competition in the building products industry is based largely on price, quality, performance, service and brand recognition. Our products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, brick, gypsum and other materials, as well as fiber cement and fiber gypsum products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors would likely have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	150

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment charges. Unforeseen delays may also impact our ability to add additional manufacturing capacity at the appropriate time.
We have incurred significant levels of capital expenditures in the past and we expect to incur significant capital expenditures in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance, the implementation of new technologies and to improve efficiency. We may incur unforeseen delays and/or cost overruns due to a variety of factors, including, but not limited to, a decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor, increased costs resulting from tariffs or other international trade disputes or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and a write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

As a result of unforeseen delays, we may also fail to achieve the levels of additional manufacturing capacity we have forecasted for our plants, as described in Section 1 - “Property, Plant and Equipment”. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all or that such additional capacities will operate at their expected utilization rate. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate, and investors should not place undue reliance upon them.

We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business, which could have a material adverse effect on our business.

Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated.

Gypsum, paper, water and cement are the principal raw materials used in the production of fiber gypsum and cement bonded boards, and the availability and cost of such raw materials are critical to our operations. Our fiber gypsum business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated.

Price fluctuations, significant cost inflation, or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	151

Our reliance on third-party distribution channels could impact our business.

We offer our products directly and through a variety of third-party distributors and dealers. Changes in the financial or business condition, or continued consolidation of these distributors and dealers could subject us to losses and affect our ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.

Severe weather, natural disasters and climate change could have an adverse effect on our overall business.

Natural disasters and widespread adverse climate changes that directly impact our plants, other facilities or suppliers could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.

Additionally, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or curtailments could significantly disrupt our operations and increase our expenses. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Financial Risks

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain fiber cement siding products in the United States. We accrue for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 11 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims that we believe are adequate, we cannot assure you that warranty cost levels will not exceed our reserves. Costs significantly exceeding our warranty reserves could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately one third of our net sales in fiscal years 2022, 2023 and 2024 were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to

James Hardie 2024 Annual Report on Form 20-F	152

manage our foreign exchange risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Legal and Regulatory Risks

Our ability to sell our products is influenced by legislation and regulations such as local building codes or federal standards which may hinder our ability to compete effectively in certain markets and to increase or maintain our current market share for our products.

Most countries, states and localities in the markets in which we sell our products maintain building codes, standards, ordinances and regulations that affect both the building materials that may be purchased or used and the methods of constructing homes and buildings for which our products are intended. Our products may not qualify under building codes, standards, ordinances or regulations in certain markets or for certain applications, preventing or limiting our customers’ purchase and use of our products and limiting our ability to sell our products in those markets. In addition, ordinances and codes may change over time and any such changes may, from the time they are implemented, prospectively limit or prevent the use of our products, causing us to lose sales in those markets. Further, the raw material, utility and labor inputs for manufacturing our products are subject to environmental, safety, labor, and/or import/export regulations that can adversely affect both the cost and/or the availability of our products. Although we track and monitor current and proposed building codes, standards, ordinances and regulations in the markets in which we sell or plan to sell our products and, when appropriate, become involved in the relevant rule making or legislative processes, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

Losses and expenses relating to ongoing New Zealand product liability litigation could have a material adverse effect on our business.

Starting in 2015, our New Zealand subsidiaries (as well as certain other members of the James Hardie Group) began defending a number of large construction defect and/or product liability claims in New Zealand that related to weathertightness claims in residential buildings and a number of non-residential buildings, primarily constructed from 1998 to 2004.

As of 31 March 2024, there remains only one material outstanding New Zealand Weathertightness Claims (“NZWT”) claim, which the Company is currently defending vigorously and believes it has substantial factual and legal defenses to this claim. For additional information, see Note 14 to our consolidated financial statements in Section 2.

Any losses incurred in connection with defending and resolving New Zealand weathertightness claims could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In each jurisdiction, we are subject to environmental, health and safety laws and regulations. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of regulated materials at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to regulated materials, other environmental damage, including damage to natural resources, or our failure to comply with applicable environmental regulations.

James Hardie 2024 Annual Report on Form 20-F	153

Many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber cement products during installation or demolition. Respirable crystalline silica is classified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which have been the subject of tort litigation.

Many jurisdictions, including the United States, Australia and New Zealand, have recently adopted or are considering adopting regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as introducing more stringent regulations on the processing of materials containing crystalline silica an imposing additional training, employee medical surveillance and exposure monitoring and recordkeeping requirements. It is possible that these regulations could have additional impacts on our business as a result of further increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule changes may possibly have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from our failure to comply may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental or health and safety liability will not change. Such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because our intellectual property and other proprietary information may become publicly available, we are subject to the risk that competitors could copy our products or processes.

Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property, such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor nondisclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.

Cybersecurity risks related to the technology used in our operations, including security and data privacy incidents involving company, customer, employee, or vendor systems or information, could result in a major disruption or failure of our information technology systems, which could adversely affect our business and operations.

We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Like other large business organizations, we face numerous and evolving cybersecurity risks of increasing scale and volume.

James Hardie 2024 Annual Report on Form 20-F	154

We have made and continue to make significant investments to continuously improve and maintain our cybersecurity program processes, procedures and controls, including careful design, implementation, updating, and internal and independent third-party assessments. Our efforts focus on continuously protecting, detecting, responding to, addressing, managing and enhancing the security of our information systems, software, networks, and other digital assets. Our systems and facilities, as well as those of third parties with which we do business, are targeted by those seeking to gain unauthorized access to technology systems and may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses and malware infections, misplaced or lost data, programming and/or human errors or other similar events. Network, system, and data breaches could result in misappropriation of sensitive data or significant operational disruptions, including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. In addition, misuse of internal applications, theft of intellectual property, trade secrets, or other corporate assets, and inappropriate disclosure of confidential information could stem from such incidents. Theft of personal or other confidential data and sensitive proprietary information could also occur as a result of a breach in cybersecurity, exposing us to costs and liabilities associated with privacy and data security laws in the jurisdictions in which we operate. Furthermore, we face additional cybersecurity risks related to some of our employees continuing to work remotely. Although we strive to have appropriate security controls in place, prevention of all computer security incidents cannot be assured.

Any security incident involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, regulatory penalties, damage to our reputation, risk of litigation, significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

Privacy and data security concerns and regulation could result in additional costs and liabilities.

As a global organization, we are subject to various regulations regarding privacy, data protection and data security, including among others those set forth in the European Economic Area’s General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act (“CCPA”), and the California Privacy Rights Act (“CPRA”). Laws such as the GDPR, CCPA, and CPRA regulate and place limitations on the collection, processing, storing, sharing, and transfer of personal and customer data and impose substantial penalties for non-compliance. Our efforts to comply with GDPR, CCPA, and the CPRA and other privacy and data protection laws increases compliance complexity and related costs, with such complexities and costs likely to increase over time. We could also incur costs, penalties, reputational harm, or litigation expenses due to any violations of existing or future data privacy laws and regulations.

Asbestos-Related Risks

Our wholly-owned Australian Performing Subsidiary is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI plc, AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

James Hardie 2024 Annual Report on Form 20-F	155

As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to AICF, and consequently, our financial position, liquidity and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.

Potential escalation in proven claims made against, and associated costs of AICF could require an extension of the period of time that the Company is obliged to make annual funding payments as defined in the AFFA, beyond the currently anticipated expiration date of that obligation, which may cause us to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated) future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments, as well as future economic conditions.

If future proven claims are more numerous or the liabilities arising from them are larger than that currently estimated, we may be required to increase our asbestos liability, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA), because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Prior to 1987, ABN 60, which is now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now also owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, the majority of asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (“ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions

James Hardie 2024 Annual Report on Form 20-F	156

relating to the amount and allocation of payments to such claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Because the asbestos liability is denominated in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar compared to the Australian dollar.

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows from our Australian operations and to the extent we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate caused unpredictable volatility in our reported results.

The AFFA imposes certain non-monetary obligations.

Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would have a material adverse effect on the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, and non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s-length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The AFFA does not eliminate the risk of adverse action being taken against us.

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups, with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	157

The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.

Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA, are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, as has already occurred, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements or the terms of the AFFA may change. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies not previously anticipated which may materially adversely affect us.

We may have insufficient Australian taxable income to utilize tax deductions.

We may not have sufficient Australian taxable income to utilize the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Certain AFFA tax conditions may not be satisfied.

Despite Australian Taxation Office (“ATO”) rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.

Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the AFFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.

Risks Related to Ireland

Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules would generally (subject to certain very limited exceptions) require a mandatory cash offer to be made for our entire issued share capital if, because of an acquisition of a relevant interest (including interests held in our ordinary shares, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (including persons acting in concert with that person) holds relevant interests increase: (i) from below 30% to 30% or more; or (ii) from a starting point that is above 30% and below 50%, by more than 0.05% in a 12-month period. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, we may, from time

James Hardie 2024 Annual Report on Form 20-F	158

to time, put in place appropriate retention arrangements to ensure that we retain our key employees during periods of corporate change.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish company requires sufficient distributable profits which are determined under the Irish Companies Act 2014 and applicable accounting practices generally accepted in Ireland. We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends and/or conduct share buy-backs in accordance with our publicly disclosed capital management policy, which is updated from time to time. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse effect on the market value of our securities.

Risks Related to Taxation

We are subject to risks related to taxation in multiple jurisdictions.

We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which gives rise to interest expense on external debt and intra-group debt, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Tax laws are dynamic and subject to change as new or revised laws and treaties are passed and new interpretations are issued or applied. Due to the nature of our historic and current operations, we are exposed to potential tax risks in a number of jurisdictions, including, without limitation, Ireland, the United States, Australia, New Zealand, the Netherlands and various parts of Europe. For example, many countries are actively considering making changes to existing tax laws and treaties, which could alter or increase our tax obligations, could materially affect our business, financial condition or results of operations and could potentially have a material adverse impact on holders of our securities.

Exposure to additional tax liabilities due to audits and reviews could materially adversely affect our business.

Due to our size and the nature of our business, we are subject to ongoing audits and reviews by authorities, including the Australian Taxation Office in Australia, on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate.

We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	159

Tax benefits are available under the US-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Income Tax Treaty is determined on an annual basis and we could be audited by the Internal Revenue Service (“IRS”) for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest and dividends from our US subsidiaries to our Irish resident subsidiaries.

We believe that interest and dividends paid by our US subsidiaries to our Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Income Tax Treaty.

We believe that, under the limitation on benefits (“LOB”) provision of the US-Ireland Treaty, no US withholding tax applies to interest that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Income Tax Treaty, those interest payments would be subject to a 30% US withholding tax.

We believe that, under the US-Ireland Income Tax Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Income Tax Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2022 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	160

LEGAL PROCEEDINGS
Legal Matters and Environmental
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits, and litigation concerning its products.
Discussion of legal matters with respect to this item may be found in Note 14 to our audited consolidated financial statements in Section 2, which information is incorporated by reference in this “Section 3 – Legal Proceedings” of this Annual Report.
Tax Contingencies
Due to our size and the nature of our business, we are subject to ongoing audits and reviews by taxing authorities, including the Australian Taxation Office in Australia, on various tax matters. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
We file income tax returns in various jurisdictions, including Australia, Germany, Ireland, the Netherlands, New Zealand, the Philippines, Spain and the United States.

James Hardie 2024 Annual Report on Form 20-F	161

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2024 to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2024.
The effectiveness of our internal control over financial reporting as of 31 March 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2024 Annual Report on Form 20-F	162

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc
Opinion on Internal Control Over Financial Reporting
We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes and our report dated 20 May 2024 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP

Irvine, California
20 May 2024

James Hardie 2024 Annual Report on Form 20-F	163

CYBERSECURITY
Risk Management and Strategy
The Company’s comprehensive cybersecurity program is aligned with the National Institute for Standards and Technology Cybersecurity Framework (“NIST CSF”), an industry standard that sets guidelines to manage cybersecurity risks. The cybersecurity program includes processes, procedures and controls to reasonably mitigate our cybersecurity and information technology risk. Our efforts focus on continuously protecting, detecting, responding to, managing and enhancing the security of our information systems, software, networks and digital assets. Such efforts are designed to protect against and mitigate the effects of, among other things, security and data privacy incidents including cyber-attacks, ransomware and identifying deliberate attempts to exploit known and existing vulnerabilities. The cybersecurity program is designed to minimize the impact and disruption to business operations.
The efforts to prevent, detect and respond to cybersecurity threats are managed by our VP, Cybersecurity in collaboration with our Chief Information Officer (“CIO”), whose teams are responsible for leading our cybersecurity strategy, policy, communication, training, architecture and processes. Our cybersecurity program includes:
•identifying and confirming the adequacy of security measures;
•identifying security deficiencies and data from which to predict effectiveness of proposed security measures;
•detection and reporting requirements for identifying unusual internal or external activity or events that may compromise the availability, confidentiality and integrity of our information technology resources;
•specific testing to be performed within specific timelines, including but not limited to, networks, web applications and network accounts;
•regularly review relevant threat and vulnerability information from appropriate goods and services vendors, third-parties and public domain resources;
•verifying compliance with cybersecurity policies through various methods, including but not limited to, system and tool reports, internal and external audits and feedback to the policy owner;
•review of our cybersecurity policies at least annually or when there are significant changes within the company’s facilities or infrastructure to ensure their continuing suitability, adequacy and effectiveness;
•a crisis management governance plan that outlines the members of the crisis management team, escalation path and escalation thresholds; and
•periodic tabletop exercises with our management team to test our crisis management governance plan and to familiarize our management team with the elements and operation of our crisis management governance plan.

When a cybersecurity threat or incident is identified, our security incident plan outlines the members of the security incident response team (“SIRT”), escalation path and escalation thresholds. The SIRT considers each incident’s impact to our operations, technology, safety and reputation and any legal or regulatory impacts. If any individual situation or situations in the aggregate triggers any one severity level, the event is immediately escalated according to the appropriate response path for each incident classification. We have also retained a third-party service provider to complement our incident response capabilities, if required.

We engage third parties to conduct annual security penetration testing against our networks, both internally and externally, to identify and mitigate cyber risks. We have and will continue to conduct cybersecurity program assessments to evaluate its maturity against the NIST CSF.

James Hardie 2024 Annual Report on Form 20-F	164

We require ongoing cybersecurity training for all employees, focusing on the appropriate protection and security of confidential company and third-party information. Additionally, employees participate in mandatory, monthly cybersecurity awareness training that covers a broad range of security topics, including business email compromise, phishing schemes, remote work and reporting and responding to suspicious activities.
Governance
Our executive leadership team (“ELT”) also supports and monitors the effectiveness of and compliance with the cybersecurity policies and other security and data protection requirements. The ELT externally communicates data breaches, provides protocol and processes for internal and external communication and analyzes business impacts of a cybersecurity incident.
Our VP, Cybersecurity has over 20 years of experience developing and implementing cybersecurity programs to protect organizations against cyber-attacks. The responsibilities of the VP, Cybersecurity include, but are not limited to, developing, deploying and maintaining the cybersecurity policies; developing, deploying and maintaining cybersecurity program documentation, processes and procedures; validating compliance with cybersecurity policies by staff and third parties; and reviewing and approving cybersecurity policies deviations, waivers and exceptions. The VP, Cybersecurity also evaluates security and data protection incidents, analyzes business impacts, provides security and risk guidance and recommendations, and reviews security incident reports.
Our CIO has over 30 years of IT experience, including 17 years as CIO for businesses in a variety of industries. Our CIO has a track record of developing effective, leading-edge technology solutions that create business value. The CIO reviews and approves cybersecurity policies and reviews, approves and monitors security policies, deviations, waivers and exceptions.
The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the risks from cybersecurity threats. As such, it receives updates on our cybersecurity practices, events and risks from our CIO at the Board’s regularly scheduled meetings.
In fiscal year 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. Readers are referred to Section 3 – Risk Factors for cybersecurity risks.

James Hardie 2024 Annual Report on Form 20-F	165

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2024	2023	2022
Fiber Cement United States and Canada	3,337	3,228	3,014
Europe Building Products	1,043	981	935
Fiber Cement Australia	597	594	583
Fiber Cement New Zealand	43	45	53
Fiber Cement Philippines	352	360	362
Research & Development, including Technology	167	181	186
General Corporate	140	84	63
Total Employees	5,679	5,473	5,196
As of the end of 31 March 2024, of the 5,679 average number of people employed, approximately 866 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 791 and 75 employees in Europe and Australia, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe and Australia may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
LISTING DETAILS
Trading Markets
As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through the Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd (“CDN”). The CUFS are listed and traded on the ASX under the symbol “JHX.”
We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Deutsche Bank Trust Company Americas (“Deutsche Bank”) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

James Hardie 2024 Annual Report on Form 20-F	166

Trading on the Australian Securities Exchange
The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Australian Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. Australian Eastern Standard Time on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX.
Trading on the New York Stock Exchange
In the United States, our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to Deutsche Bank, 1 Columbus Circle Floor 17S, New York, New York 10019, United States. To speak directly to a Deutsche Bank representative, please call 1-212-250-9100. You may also send an e-mail inquiry to adr@db.com or visit the Deutsche Bank website at https:\\www.adr.db.com.
Fees and Charges Payable by Holders of our ADSs
The following is a summary of the fee provisions of our deposit agreement with Deutsche Bank. For more complete information regarding our ADS program, investors are directed to read the entire amended deposit agreement, a copy of which has been filed as Exhibit 2.1 and 2.2 to this Annual Report.

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary
Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:
•taxes and other governmental charges;
•registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;
•expenses for cable, telex and fax transmissions and delivery services;
•expenses incurred for converting foreign currency into US dollars;
•fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and
•fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

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If any tax or other governmental charge becomes payable with respect to any security on deposit, such tax or other governmental charge is payable by the ADS holder to Deutsche Bank. Deutsche Bank may refuse to affect any transfer or withdrawal of a deposited security until such payment is made. Deutsche Bank may withhold any dividends or other distributions or may sell for the account of the ADS holder any part or all of the deposited securities, and may apply such dividends, other distributions, or proceeds of any such sale in payment of such tax or other governmental charge and the ADS holder will remain liable for any deficiency.
Generally, Deutsche Bank collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Additionally, Deutsche Bank collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. Deutsche Bank may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system of accounts of participants acting for them. Deutsche Bank may generally refuse to provide fee-attracting services until its fees for those services are paid.
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$87,803 in reimbursements of this type in fiscal year 2024); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.

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PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On 8 November 2023, the Company announced a new share buyback program to acquire up to an additional US$250 million of its outstanding shares through 31 October 2024. Between November 2022 and October 2023, the Company completed its previously announced share buyback program and acquired approximately US$200 million of its outstanding shares.
Below is the activity under these programs:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
Total as of 31 March 2023	3.8		3.8
1 April 2023 - 30 April 2023	—	$—	—	$121.6
1 May 2023 - 31 May 2023	1.0	$24.84	1.0	$96.8
1 June 2023 - 30 June 2023	1.0	$25.65	1.0	$72.6
1 July 2023 - 31 July 2023	—	—	—	$72.6
1 August 2023 - 31 August 2023	2.1	$29.31	2.1	$11.1
1 September 2023 - 30 September 2023	0.3	$30.18	0.3	$0.3
1 October 2023 - 31 October 2023	—	—	—	$0.3
1 November 2023 - 30 November 2023	1.3	$31.20	1.3	$210.3
1 December 2023 - 31 December 2023	1.1	$33.21	1.1	$175.0
1 January 2024 - 31 January 2024	—	$—	—	$175.0
1 February 2024 - 29 February 2024	0.7	$38.02	0.7	$149.1
1 March 2024 - 31 March 2024	1.2	$40.19	1.2	$99.8
Total as of 31 March 2024	12.5		12.5

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TAXATION
The following summarizes the material US and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this Annual Report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this Annual Report.
This discussion does not bind either the US or Irish tax authorities or the courts of those jurisdictions. Except where outlined below, we have not sought a ruling nor will we seek a ruling of the US or Irish tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or Ireland would likewise concur.
Prospective investors should consult their tax advisors regarding the particular tax consequences of acquiring, owning and disposing of shares of our common stock, including the effect of any foreign, state or local taxes.
United States Taxation
The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who beneficially own shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) an individual who is a citizen or resident of the United States (as defined for US federal income tax purposes); (2) a corporation or other entity created or organized in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source; or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for US federal income tax purposes. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of those shares.
This summary does not comprehensively describe all possible tax issues that could influence a current or prospective US Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of US Shareholders, like financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the US dollar; (2) the tax treatment of US Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other US federal taxes, like the US federal estate tax. The

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summary is based on the Internal Revenue Code (the “Code”), applicable US Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this Annual Report.
Treatment of ADSs
For US federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADSs.

Taxation of Distributions
Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on shares of our common stock held by a US Shareholder depends on whether the distribution is from our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a US Shareholder will include the amount of the distribution in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a US Shareholder will treat the excess first as a non-taxable return of capital to the extent of the US Shareholder’s tax basis in those shares and thereafter as capital gain. See the discussion of “Capital Gain Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.
Distributions to US Shareholders that are treated as “qualified dividend income” are generally subject to a maximum rate of 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 20% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, the net investment income (including dividend income) of certain taxpayers are subject to an additional 3.8% tax rate.
Distributions to US Shareholders that are treated as dividends are generally considered income from sources outside the United States and, for purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, foreign source “passive category” income or, in the case of certain holders, “general category” income. In addition, special rules will apply to determine a US Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.

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The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in US dollars of that foreign currency on the date a US Shareholder receives it. A US Shareholder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt and will recognize ordinary US source gain or loss when it sells or exchanges the foreign currency. US Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed US$200 in a taxable year and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.
Credit of Foreign Taxes Withheld
Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitations, a US Shareholder may claim a credit against the US Shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on our shares. Alternatively, a US Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the US Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and US Shareholders should consult their tax advisers to determine whether and to what extent they may claim foreign tax credits.
Sale or Other Disposition of Shares
Subject to the passive foreign investment company rules discussed below, a US Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the US Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual US Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the US Shareholder’s holding period for the shares. See the discussion of “Capital Gain Rates” below. Capital losses that do not offset capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the US Shareholder is a US citizen residing outside the United States and certain other conditions are met.
Capital Gain Rates
Long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the “net investment income” (including long and short-term capital gain income) of certain taxpayers is subject to an additional tax of 3.8%.
Passive Foreign Investment Company (“PFIC”) Status
Special US federal income tax rules apply to US Shareholders owning capital stock of a PFIC. A foreign corporation will be a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets is “passive assets” (generally assets that generate passive income or assets held for the production of passive income). For these purposes, passive income excludes certain interest, dividends or royalties from related parties. If we were a PFIC, each US Shareholder would likely face increased tax liabilities upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the US Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether the income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between the shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a

James Hardie 2024 Annual Report on Form 20-F	172

deduction from income (provided our ADSs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
Controlled Foreign Corporation Status
If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as “10-Percent Shareholders,” we could be treated as a Controlled Foreign Corporation (“CFC”), under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).
In addition, gain from the sale or exchange of our common shares by a United States person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of the earnings and profits attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes we paid in connection with amounts so characterized as dividends under the Code.
US Federal Income Tax Provisions Applicable to Non-United States Holders
A Non-US Holder means a beneficial owner of our common stock that is (1) a non-resident alien of the United States for US federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a US Shareholder. A Non-US Shareholder generally will not be subject to US federal income taxes, including US withholding taxes, on any dividends paid on our shares or on any gain realized on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-US Shareholder of trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-US Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-US Shareholder to be subject to US taxation on a net income basis on income related to the common stock). A corporate Non-US Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on that type of income, the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognized on a sale, exchange or other disposition of our shares by a Non-US Shareholder who is an individual generally will be subject to US federal income taxes if the Non-US Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.
US Information Reporting and Backup Withholding
Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 24%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Shareholders generally will not be subject to US information reporting or backup withholding. However, Non-US Shareholders may be required to provide certification of non-

James Hardie 2024 Annual Report on Form 20-F	173

US status in connection with payments received in the United States or through certain US related financial intermediaries.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s US federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
Irish Taxation
The following is a summary of the material Irish tax consequences generally applicable to shareholders who invest in shares of our common stock, who are neither tax resident, nor ordinarily resident in, Ireland. This summary does not contain a detailed description of all of the Irish tax consequences for all shareholders, which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser in relation to all of the possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. This summary is based on Irish tax legislation, relevant Irish case law, other Irish Revenue guidance and published opinions and administrative pronouncements of the Irish tax authorities, income tax treaties to which Ireland is a party, and such other authorities as we have considered relevant, all as in effect and available as at the date of this Annual Report, any of which may change possibly with retroactive effect.
Treatment of ADSs
In general, for Irish tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this Annual Report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.
Irish Dividend Withholding Tax
Distributions made by us to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at a standard rate of income tax of 25% unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. Where dividend withholding tax applies, we will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.
Dividend withholding tax is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from our shareholders prior to payment of the dividend.
Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:
•an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;
•a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;

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•a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;
•a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or
•a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; and
•provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.

Where the shareholder is not the beneficial owner, we will be required to withhold Irish dividend withholding tax at an income tax rate of 25% unless the shareholder is a qualifying intermediary under Irish law and that shareholder has received all necessary documentation required by the relevant legislation, as described above, from the beneficial owner prior to payment of the dividend.
Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.
Shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 25% on dividends paid by us and may not be entitled to offset this tax. In this case, it will be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.
Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for one of the withholding tax exemptions outlined above may be able to claim treaty benefits under a double taxation convention. In this regard, where a double taxation convention is in effect between Ireland and the country of residence of a non-resident shareholder, depending on the terms of that double taxation convention, such a non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 25%.
For example, under the US-Ireland Treaty, certain US corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction in withholding tax to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in Ireland. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in Ireland and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in Ireland. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the US-Irish Treaty unless the shareholder satisfies certain tests under the LOB provisions of Article 23 of the US-Ireland Treaty. To prevent so-called dividend stripping, Irish law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.

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Irish Taxes on Income and Capital Gains
Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realized on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realized (subject to the availability of exemptions).
Capital Acquisitions Tax
Irish capital acquisitions tax (“CAT”) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at the rate of 33%. Gifts and inheritances passing between spouses are exempt from CAT.
Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:
•to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;
•where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or
•where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.
Please note that the charge to CAT in respect of appointments from a discretionary trust can be different and as a result, specific advice should be taken in this regard.
A non-Irish domiciled individual will not be regarded as resident or ordinarily resident in Ireland for CAT purposes on a particular date unless they are resident or ordinarily resident in Ireland on that date and have been resident in Ireland for the five consecutive tax years immediately preceding the year of assessment in which the date falls.
A gift or inheritance of our common stock will be within the charge of CAT, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.
The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against US federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts. Irish domestic legislation also provides for a general relief from double taxation in respect of gifts and inheritances.

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Irish Stamp Duty

If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater, and will not be able to be registered until duly stamped. A transfer of CUFS (whether off-market and evidenced in writing or through the CHESS system) will be subject to the 1% Irish stamp duty. However, in the case of electronic transfers of shares (CUFS) through the CHESS system, no stamp duty will be collected on such transfers unless and until such time as a collection and administration process has been determined by the Revenue Commissioners in Ireland. For completeness, a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer. Any electronic transfers of shares through the ADR system will not be regarded as transfers of interests in securities and will not be brought within the charge to Irish stamp duty.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. We also are exposed to interest rate risk associated with our long-term debt, foreign exchange risk relative to our Euro denominated long-term debt and commodity price risk relative to changes in prices of commodities we use in production.
Periodically, forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in foreign currency exchange rates. Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes. There can be no assurance that we will be successful in these mitigation strategies or that fluctuation in interest rates, commodity prices and foreign currency exchange rates will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues are produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Section 3 – Risk Factors” of this Annual Report.
For our fiscal year ended 31 March 2024, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	69.7%	10.3%	10.4%	2.2%	7.4%
Expenses[2]	65.2%	14.2%	11.8%	2.2%	6.6%
Liabilities (excluding borrowings)[2]	30.5%	56.3%	10.2%	1.1%	1.9%

For our fiscal year ended 31 March 2023, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	70.0%	10.1%	10.2%	2.3%	7.4%
Expenses[2]	68.6%	9.3%	12.3%	3.1%	6.7%
Liabilities (excluding borrowings)[2]	25.7%	59.2%	11.0%	2.3%	1.8%
____________
1Comprised of Philippine pesos, United Kingdom pounds and Canadian dollars.
2Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. Liabilities include the A$ denominated asbestos liability. See “Section 3 – Risk Factors,” and Note 12 to our consolidated financial statements further information regarding the asbestos liability.

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We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. For further information, see Note 13 to our consolidated financial statements in Section 2.
Interest Rate Risk
We have market risk from changes in interest rates, related to our revolving credit facility and Term Loan. Assuming both facilities were fully drawn for the entire year, each one percentage point increase (decrease) in interest rates would result in a US$9.1 million and US$6.1 million increase (decrease) in annual cash interest expense for the year ended 31 March 2024 and 2023, respectively.
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials. While we expect to continue operating in tight markets for these commodities, we do enter into various sourcing arrangements in an effort to minimize additional working capital requirements caused by rising prices. These arrangements provide discounts on the prices of such commodities in relation to market prices and indices, however, if such commodity prices do not continue to rise, these fixed pricing arrangements may negatively impact our cost of sales over the longer-term.
We have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2024 would have resulted in +/- US$51.1 million or 2.2% impact on our cost of sales for fiscal year 2024.
For fiscal year 2023, we have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2023 would have resulted in +/- US$60.4 million or 2.5% impact on our cost of sales for fiscal year 2023.

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OTHER INFORMATION
Constitution
Our corporate domicile is in Ireland and our registered office is located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. Copies of our Memorandum of Association and our Articles of Association are filed as Exhibits 1.1 and 1.2 to this Annual Report. A description of our dividend distribution policy and each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.17 to this Annual Report and is incorporated herein by reference.
Material Contracts
Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our revolving credit facility and Term Loan, the indentures governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration Report” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.
Exchange Controls
The European Union (“EU”) has imposed financial sanctions on a number of governments, entities, groups and individuals throughout the world in furtherance of the EU’s common foreign and security policy. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the EU. In addition, we do not conduct business or other revenue-generating activities contrary to any such sanctions.
Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Constitution restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI plc and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in US dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.
There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

James Hardie 2024 Annual Report on Form 20-F	180

Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:
•furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and
•furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

Annual Report to Security Holders

We will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

James Hardie 2024 Annual Report on Form 20-F	181

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2024, JHI plc had 433,784,634 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 37,197 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2024, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2024 and 2023:

Geographic Region	31 March 2024	31 March 2023
Australia	48.60%	58.52%
United States	20.28%	14.82%
United Kingdom	4.63%	3.76%
Europe (excluding the United Kingdom)	9.82%	7.30%
Asia	5.61%	4.15%
Other	11.06%	11.45%
As of 30 April 2024, 0.03% of the outstanding shares of our common stock was held by 70 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2024, 1.83% of the outstanding shares of our common stock was represented by ADSs held by 12 holders, all of whom have registered addresses in the United States, except 2 holders having registered addresses in Germany and the United Kingdom. A total of 1.86% of our outstanding capital stock was registered to 80 US holders as of 30 April 2024.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2024:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	29,947	8,221,293	1.90	-	-
1,001-5,000	6,125	12,911,202	2.98	-	-
5,001-10,000	693	4,954,230	1.14	-	-
10,001-100,000	378	8,324,971	1.92	-	-
100,001 and over	54	399,372,938	92.06	-	-
Totals	37,197	433,784,634	100.00	-	-

James Hardie 2024 Annual Report on Form 20-F	182

Based on the closing price of A$54.21 on 30 April 2024, there were 328 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
As at 30 April 2024, the Company had received notification of the following interests in its share capital, which were equal to, or in excess of, 3%:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding	Date became substantial shareholder
Blackrock, Inc.	26,020,998	6.00%	16 October 2014
OppenheimerFunds, Inc.	23,564,091	5.43%	30 June 2016
The Vanguard Group, Inc.	22,013,078	5.07%	17 August 2018
AustralianSuper Pty Ltd	21,754,891	5.02%	2 September 2019
Commonwealth Bank of Australia	17,819,160	4.11%	15 August 2014
KKR Entities	17,556,051	4.05%	1 December 2021
Challenger Limited	17,466,712	4.03%	23 May 2018
Bennelong Funds Management Group Pty Ltd	17,389,710	4.01%	16 December 2020
FIL Limited	13,876,711	3.20%	22 November 2023

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2024

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	162,295,086	37.41%	1
J P Morgan Nominees Australia Pty Limited	101,500,470	23.40%	2
Citicorp Nominees Pty Limited	63,410,959	14.62%	3
BNP Paribas Nominees Pty Ltd	12,512,225	2.88%	4
National Nominees Limited	8,775,243	2.02%	5
BNP Paribas Noms Pty Ltd Deutsche Bank TCA	7,955,340	1.83%	6
Citicorp Nominees Pty Limited	7,383,287	1.70%	7
BNP Paribas Noms Pty Ltd	6,214,916	1.43%	8
Australian Foundation Investment Company Limited	4,170,000	0.96%	9
HSBC Custody Nominees (Australia) Limited	3,126,637	0.72%	10
HSBC Custody Nominees (Australia) Limited-GSCO ECA	2,854,995	0.66%	11
BNPP Noms Pty Ltd HUB24 Custodial Serv Ltd	2,068,331	0.48%	12
HSBC Custody Nominees (Australia) Limited - A/C 2	1,743,704	0.40%	13
Netwealth Investments Limited	1,603,281	0.37%	14
UBS Nominees Pty Ltd	976,606	0.23%	15
BNP Paribas Nominees Pty Ltd Barclays	938,682	0.22%	16
Moorgate Investments Pty Ltd	883,799	0.20%	17
Argo Investments Limited	791,000	0.18%	18
Ecapital Nominees Pty Limited	664,732	0.15%	19
The Senior Master of the Supreme Court	658,370	0.15%	20
TOTAL	390,527,663	90.01%

James Hardie 2024 Annual Report on Form 20-F	183

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASP	Average net sales price per msf
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
CHESS	Clearing House Electronic Subregister System
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
ELT	Executive Leadership Team
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
HMOS	HardieTM Manufacturing Operating System
HOS	HardieTM Operating System
IP Plan	Individual Performance Plan
IRS	Internal Revenue Service
JHX	James Hardie
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
NZWT	New Zealand Weathertightness
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed

James Hardie 2024 Annual Report on Form 20-F	184

Abbreviations (continued)

RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short- Term Incentive
TCFD	Taskforce on Climate-related Financial Disclosures
TSR	Total Shareholder Return
ZH	Zero Harm

Definitions

This Annual Report contains financial measures that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure listed.
EBIT - Earnings before interest and tax is equivalent to the US GAAP financial statement line item Operating income (loss).
EBIT margin - EBIT margin is defined as EBIT as a percentage of net sales. EBIT margin is equivalent to the US GAAP terminology Operating income (loss) margin.
Other Financial Measures
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Average net sales price per msf (“ASP”) – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold.
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

James Hardie 2024 Annual Report on Form 20-F	185

Non-GAAP Financial Information Derived from GAAP Measures
This Annual Report includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted operating income;
•Adjusted net income;
•Adjusted diluted earnings per share;
•Adjusted Return on Capital Employed (“ROCE”);
•Adjusted interest, net;
•Adjusted income before income taxes;
•Adjusted income tax expense;
•Adjusted effective tax rate;
•North America Fiber Cement Segment Adjusted operating income;
•Asia Pacific Fiber Cement Segment Adjusted operating income;
•Europe Building Products Segment Adjusted operating income;
•North America Fiber Cement Segment Adjusted operating income margin;
•Asia Pacific Fiber Cement Segment Adjusted operating income margin; and
•Europe Building Products Segment Adjusted operating income margin.

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

James Hardie 2024 Annual Report on Form 20-F	186

Adjusted operating income

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Operating income	$767.4	$741.4	$682.6	$472.8	$342.5
Excluding:
Asbestos:
Asbestos adjustments loss	151.7	37.0	131.7	143.9	58.2
AICF SG&A expenses	1.6	1.4	1.3	1.2	1.7
Asset impairment - greenfield site	20.1	—	—	—	—
Restructuring and product line discontinuation expenses	—	—	—	11.1	84.4
Adjusted operating income	$940.8	$779.8	$815.6	$629.0	$486.8

Adjusted net income

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Net income	$510.2	$512.0	$459.1	$262.8	$241.5
Excluding:
Asbestos:
Asbestos adjustments loss	151.7	37.0	131.7	143.9	58.2
AICF SG&A expenses	1.6	1.4	1.3	1.2	1.7
AICF interest income, net	(9.0)	(4.2)	(0.9)	(0.5)	(1.4)
Asset impairment - greenfield site	20.1	—	—	—	—
Restructuring and product line discontinuation expenses	—	—	—	11.1	84.4
Tax adjustments[1]	32.9	59.3	29.5	39.5	(31.6)
Adjusted net income	$707.5	$605.5	$620.7	$458.0	$352.8

1.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	FY24	FY23	FY22	FY21	FY20
Adjusted net income (millions of US dollars)	$707.5	$605.5	$620.7	$458.0	$352.8
Weighted average common shares outstanding - Diluted (millions)	439.6	445.6	445.9	445.4	444.1
Adjusted diluted earnings per share (US dollars)	1.61	1.36	1.39	1.03	0.79

James Hardie 2024 Annual Report on Form 20-F	187

Adjusted Return on Capital Employed (“Adjusted ROCE”)

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Numerator
Adjusted operating income	$940.8	$779.8	$815.6	$629.0	$486.8
Denominator
Gross capital employed (GCE)	2,382.8	1,816.5	1,653.9	1,780.8	1,753.7
Adjustments to GCE[1]	(673.9)	(184.8)	(56.4)	(193.6)	(195.5)
Adjusted gross capital employed	$1,708.9	$1,631.7	$1,597.5	$1,587.2	$1,558.2
Adjusted ROCE	55%	48%	51%	40%	31%

[1]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the remuneration committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register and assets held for sale; and (iv) proceeds from the Term Loan A not currently employed (FY24).

Adjusted interest, net

(Millions of US dollars)	FY24	FY23
Interest, net	$15.3	$30.7

AICF interest income, net	(9.0)	(4.2)
Adjusted interest, net	$24.3	$34.9

Adjusted effective tax rate

(Millions of US dollars)	FY24	FY23
Income before income taxes	$754.8	$723.5
Asbestos:
Asbestos adjustments loss	151.7	37.0
AICF SG&A expenses	1.6	1.4
AICF interest income, net	(9.0)	(4.2)
Asset impairment - greenfield site	20.1	—
Adjusted income before income taxes	$919.2	$757.7

Income tax expense	244.6	211.5
Tax adjustments[1]	(32.9)	(59.3)
Adjusted income tax expense	$211.7	$152.2
Effective tax rate	32.4%	29.2%
Adjusted effective tax rate	23.0%	20.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

James Hardie 2024 Annual Report on Form 20-F	188

North America Fiber Cement Segment Adjusted operating income

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Operating income	$921.1	$767.5	$741.2	$585.5	$429.3
Excluding:
Restructuring and product line discontinuation expenses	—	—	—	2.5	41.2
North America Fiber Cement Segment Adjusted operating income	$921.1	$767.5	$741.2	$588.0	$470.5
North America Fiber Cement segment net sales	2,891.4	2,787.6	2,551.3	2,040.2	1,816.4
North America Fiber Cement Segment Adjusted operating income margin	31.9%	27.5%	29.1%	28.8%	25.9%

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of Australian dollars)	FY24		FY23		FY22		FY21		FY20
Operating income	A$	252.7	A$	208.8	A$	217.4	A$	172.4	A$	80.8
Excluding:
Restructuring expenses	—		—		—		4.9		58.3
Asia Pacific Fiber Cement Segment Adjusted operating income	A$	252.7	A$	208.8	A$	217.4	A$	177.3	A$	139.1
Asia Pacific Fiber Cement segment net sales	856.3		787.0		777.7		635.2		614.1
Asia Pacific Fiber Cement Segment Adjusted operating income margin	29.5%		26.5%		28.0%		28.0%		22.7%

Europe Building Products Segment Adjusted operating income

(Millions of Euros)	FY24	FY23	FY22	FY21	FY20
Operating income	€41.5	€25.2	€54.2	€31.4	€10.0
Excluding:
Restructuring expenses	—	—	—	4.5	4.9
Europe Building Products Segment Adjusted operating income	€41.5	€25.2	€54.2	€35.9	€14.9
Europe Building Products segment net sales	444.5	431.8	420.5	350.6	334.2
Europe Building Products Segment Adjusted operating income margin	9.3%	5.8%	12.9%	10.4%	4.5%

James Hardie 2024 Annual Report on Form 20-F	189

EXHIBIT LIST

Exhibit Number	Exhibit Description
1.1
Memorandum of Association of James Hardie Industries plc, as amended (filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

1.2
Articles of Association of James Hardie Industries plc (filed as Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 3 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)
2.3	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.4	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.9	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	190

Exhibit Number	Exhibit Description
2.12	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.13	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.14	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.16	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.17	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)
2.18	Credit and Guaranty Agreement, dated 21 December 2021, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.18 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
2.19	Credit and Guaranty Agreement, dated 27 October 2023, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, Bank of America, N. A. as administrative agent, and the other lender parties thereto
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)

4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	191

Exhibit Number	Exhibit Description
4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9	Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)
4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	192

Exhibit Number	Exhibit Description
4.19	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.20	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.22	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.23	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.28	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.29	Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	193

Exhibit Number	Exhibit Description
4.30
James Hardie Industries plc 2020 Non-Executive Director Equity Plan (filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

8.1	List of significant subsidiaries of James Hardie Industries plc
11.1	Insider Trading Policy
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2	Consent of KPMG
97.1	Policy for Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)

James Hardie 2024 Annual Report on Form 20-F	194

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ AARON ERTER
Aaron Erter
Date: 20 May 2024		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ ANNE LLOYD
Anne Lloyd
Date: 20 May 2024		Chairperson

End of
Appendix to the
Directors’ Report

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC

Report on the audit of the financial statements

Opinion
We have audited the financial statements of James Hardie Industries plc (the ‘Parent Company’) and its subsidiaries (the ‘Group’) for the year ended 31 March 2024 which comprise the Consolidated Statements of Operations and Comprehensive Income, the Consolidated Balance Sheets, the Consolidated Statements of Cash Flows, the Consolidated Reconciliation of Movement in Shareholders' Equity, the Company Balance Sheet, the Company Statement of Changes in Equity, the related notes 1 to 36 in respect of the Group financial statements (and solely that information explicitly incorporated by reference therefrom) and the related notes 1 to 15 in respect to the Parent Company financial statements, including the material accounting policy information as set out therein. The financial reporting framework that has been applied in the preparation of the Group financial statements is Irish Law and US Generally Accepted Accounting Principles (U.S. GAAP) issued in the United States of America by the Financial Accounting Standards Board, as defined in section 279 of Part 6 of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of that Part of the Companies Act 2014. The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable Irish law and Accounting Standards, including FRS 101 Reduced Disclosure Framework issued in the United Kingdom by the Financial Reporting Council.
In our opinion:
•the Group financial statements give a true and fair view of the assets, liabilities and financial position of the Group as at 31 March 2024 and of the profit for the Group for the year then ended, and have been properly prepared in accordance with US Generally Accepted Accounting Principles (U.S. GAAP), as defined in section 279 of Part 6 of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of that Part of the Companies Act 2014;
•the Parent Company financial statements gives a true and fair view of the assets, liabilities and financial position of the Parent Company as at 31 March 2024, and has been properly prepared in accordance with FRS 101 Reduced Disclosure Framework; and
•the Group financial statements and Parent Company financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.
Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group and the Parent Company in accordance with ethical requirements that are relevant to our audit of financial statements in Ireland, including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Continued / …

FY 2024 Irish Statutory Accounts	9

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)

Conclusions relating to going concern
In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the Group and Parent Company’s ability to continue to adopt the going concern basis of accounting included:
•In conjunction with our walkthrough of the Group’s financial close process, we confirmed our understanding of management’s Going Concern assessment process and also engaged with management early to ensure all key factors were considered in their assessment;
•We obtained and evaluated management’s going concern assessment and the cash forecast for the going concern period which covers a year from the date of signing this audit opinion. The assessment included an analysis of the Group’s cash position, the Group’s available credit facility and historical and current year significant cash provided by operations;
•We reviewed the Group’s going concern disclosures included in the annual report in order to assess that the disclosures were appropriate and in conformity with the reporting standards.
Conclusion
Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.
Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group and Parent Company’s ability to continue as a going concern.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Continued / …

FY 2024 Irish Statutory Accounts	10

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Asbestos liability valuation
As more fully described in Note 14 to the consolidated financial statements, the Company has an asbestos liability of $989.7 million (2023: $977.1 million). The liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation for proven Australian-related personal injuries.

The asbestos liability is significant to our audit because the assessment process, which includes actuarial estimates of projected future cash flows to reflect a probability-weighted expected outcome of those future cash flows, involves inherent uncertainty, is complex, uses subjective assumptions and the amounts involved are material to the financial statements taken as a whole.

We tested the underlying claims data used in the actuarial estimate calculated by KPMG Actuarial (KPMGA), who was engaged and appointed by the AICF, by comparing the inputs to internal and external data and substantively testing the data on a sample basis.

We involved our valuation specialists locally in Australia, as well as in the United States, to assist in evaluating the methodologies and key assumptions related to the total projected number of claims, the typical cost of settlement, inflation rates, the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the estimate for overseas claim exposure, and the timing of settlements used in the calculation of the asbestos liability.

With the support of our valuation specialists, we independently developed a range for the asbestos liability and compared that to management’s carried liability.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over the asbestos liability and their oversight of KPMGA.

We have also assessed the adequacy of the related disclosures in the James Hardie Industries plc consolidated financial statements.	Our communication included the results of our procedures as well as observations from the actuarial report and the resulting impact of the asbestos valuation on the consolidated financial statements and related footnotes.

Our application of materiality
We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.
Materiality
Materiality is the magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.
We determined materiality for the Group to be $45.0 million (2023: $39.0 million), which is approximately 5% of the Group’s profit before tax of $754.8 million, adjusted for the add-back of asbestos adjustments of $151.7 million (2023: 5% of Group’s profit before tax adjusted for the add-back of asbestos adjustments). We consider adjusted profit before tax to be the most appropriate performance metric on which to base our materiality calculation as we consider it to be the most relevant performance measure to the main stakeholders of the Group.
Continued /...

FY 2024 Irish Statutory Accounts	11

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)
During the course of our audit, we reassessed initial materiality and the only change in final materiality was to reflect the actual reported performance of the Group in the year.
Performance materiality
Performance materiality is the application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.
On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality should be set at 75% (2023: 75%) of our planning materiality, namely $34.0 million (2023: $29.0 million). We have set performance materiality at this percentage due to our past history of a low number of misstatements, our ability to assess the likelihood of misstatements, both corrected and uncorrected, the effectiveness of the control environment and other factors affecting the entity and its financial reporting.
Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was $6.0 million to $30.0 million (2023: $5.8 million to $29.0 million).
Reporting threshold
Reporting Threshold is the amount below which identified misstatements are considered as being clearly trivial.
We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $2.25 million (2023: $1.95 million), which is set at approximately 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.
We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.
Audit Scope
•We performed an audit of the complete financial information of 5 full-scope components and performed audit procedures on specific balances for a further 2 components.
•The components where we performed either full or specific audit procedures accounted for 95.9% of the Group’s Adjusted Profit Before Tax, 91.6% of the Group’s Revenue and 91.2% of the Group’s Total Assets.
•‘Components’ represent business units across the Group considered for audit scoping purposes.
An overview of the scope of our audit
Tailoring the scope
Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each entity within the Group. Taken together, this enables us to form an opinion on the Consolidated Financial Statements. We take into account size, risk profile, the organisation of the Group and effectiveness of group-wide controls and other factors when assessing the level of work to be performed at each entity.
Continued / …

FY 2024 Irish Statutory Accounts	12

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)
In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the 16 (2023: 17) reporting components of the Group, we selected 7 components covering entities across the Americas, APAC and Europe, which represent the principal business units within the Group.
Of the 7 (2023: 8) components selected, we performed an audit of the complete financial information of 5 (2023: 5) components (“full scope components”) which were selected based on their size or risk characteristics. For the remaining 2 (2023: 3) components (“specific scope” and “specified procedures” components), we performed audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile.
The reporting components where we performed audit procedures accounted for 95.9% (2023: 96.4%) of the Group’s adjusted profit before tax, 91.6% (2023: 94.0%) of the Group’s revenue and 91.2% (2023: 92.7%) of the Group’s total assets.
For the current year, the full scope components contributed 87.5% (2023: 89.5%) of the Group’s adjusted profit before tax, 91.6% (2023: 91.6%) of the Group’s revenue and 78.9% (2023: 84.5%) of the Group’s total assets. The specific scope and specified procedures components contributed 8.4% (2023: 6.9%) of the Group’s adjusted profit before tax, 0% (2023: 2.3%) of the Group’s revenue and 12.3% (2023: 8.2%) of the Group’s total assets. The audit scope of these components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.
Of the remaining 9 (2023: 9) components that together represent 4.1% of the Group’s adjusted profit before tax, none are individually greater than 1.5% (2023: 2.0%) of the Group’s adjusted profit before tax. For these components, we performed other procedures, including assigning “review scope” to 5 (2023: 3) components representing 3.8% (2023: 2.8%) of the Group’s adjusted profit before tax and performing analytical review, testing of consolidation journals and intercompany eliminations and foreign currency translation recalculations to respond to any potential risks of material misstatement to the Group financial statements.
Involvement with component teams
In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, EY Dublin, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction. Of the 2 specific scope and specified procedures components, audit procedures were performed on 1 of these directly by the primary audit team. For the 5 full scope components and the 1 specific scope and specified procedures components, where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. The primary team interacted with component teams where appropriate during various stages of the audit, most particularly the full scope component teams, reviewed key working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures performed at a group level, gave us appropriate evidence for our opinion on the Group financial statements.

Continued / …

FY 2024 Irish Statutory Accounts	13

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)
Other information
The directors are responsible for the other information. The other information comprises the information included in the Directors’ Report other than the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.
Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.
Opinions on other matters prescribed by the Companies Act 2014
In our opinion, based solely on the work undertaken in the course of the audit, we report that:
•the information given in the Directors' Report, other than those parts dealing with the non-financial disclosure pursuant to the requirements of S.I. No. 360/2017 on which we are not required to report in the current year, is consistent with the financial statements; and
•the Directors' Report, other than those parts dealing with the non-financial disclosure pursuant to the requirements of S.I. No. 360/2017 on which we are not required to report in the current year, has been prepared in accordance with applicable legal requirements.
We have obtained all the information and explanations which, to the best of our knowledge and belief, are necessary for the purposes of our audit.
In our opinion the accounting records of the Parent Company were sufficient to permit the financial statements to be readily and properly audited and the Parent Company Balance Sheet is in agreement with the accounting records.
Matters on which we are required to report by exception
Based on the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the Directors' Report.
The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures required by sections 305 to 312, which relate to disclosures of directors’ remuneration and transactions, are not complied with by the Company. We have nothing to report in this regard.
We have nothing to report in respect of section 13 of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (as amended), which require us to report to you if, in our opinion, the Company has not provided in the non-financial disclosure the information required by Section 5(2) to (7) of those Regulations, in respect of year ended 31 March 2024.

Continued / …

FY 2024 Irish Statutory Accounts	14

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)
Respective responsibilities
Responsibilities of directors for the financial statements
As explained more fully in the directors’ responsibilities statement set out on page 6, the directors are responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework that give a true and fair view, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
Explanation to what extent the audit was considered capable detecting irregularities, including fraud
Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud, that could reasonably be expected to have a material effect on the financial statements. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. In addition, the further removed any non-compliance is from the events and transactions reflected in the financial statements, the less likely it is that our procedure will identify such non-compliance. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

Continued / …

FY 2024 Irish Statutory Accounts	15

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)
Our approach was as follows:
•We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group across the various jurisdictions globally in which the Group operates. We determined that the most significant are those that relate to the form and content of external financial and corporate governance reporting including company law, tax legislation, employment law and regulatory compliance;
•We understood how James Hardie Industries plc is complying with those frameworks by making enquires of management, internal audit, those responsible for legal and compliance procedures and the Company Secretary. We corroborated our enquiries through our review of the Group’s Compliance Policies, board minutes, papers provided to the Audit Committee and correspondence received from regulatory bodies;
•We assessed the susceptibility of the Group and Parent Company’s financial statements to material misstatement, including how fraud might occur, by meeting with management, including within various parts of the business, to understand where they considered there was susceptibility to fraud. We also considered performance targets and the potential for management to influence earnings or the perceptions of analysts. Where this risk was considered to be higher, we performed audit procedures to address each identified fraud risk. These procedures included testing manual journals and were designed to provide reasonable assurance that the financial statements were free from fraud or error;
•Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved a review of board minutes to identify any non-compliance with laws and regulations, a review of the reporting to the Audit Committee on compliance with regulations, enquiries of internal and external legal counsel and management.
A further description of our responsibilities for the audit of the financial statements is located on the IAASA's website at:
http://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsibilities_for_audit.pdf.
This description forms part of our auditor's report.
The purpose of our audit work and to whom we owe our responsibilities
Our report is made solely to the Parent Company's members, as a body, in accordance with section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Parent Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

/s/ Ian Venner

Ian Venner
For and on behalf of Ernst & Young Chartered Accountants and Statutory Audit Firm
Dublin
21 May 2024

FY 2024 Irish Statutory Accounts	16

James Hardie Industries plc
Consolidated Statements of Operations and Comprehensive Income

		Years Ended 31 March
(Millions of US dollars, except per share data)	Notes	2024	2023	2022
Net sales	3, 20	$3,936.3	$3,777.1	$3,614.7
Cost of goods sold		(2,347.9)	(2,465.1)	(2,301.2)
Gross profit		1,588.4	1,312.0	1,313.5
Selling, general and administrative expenses		(602.2)	(494.0)	(461.2)
Research and development expenses	2	(47.0)	(39.6)	(38.0)
Asset impairment - greenfield site	9	(20.1)	—	—
Asbestos adjustments	14	(151.7)	(37.0)	(131.7)
Operating income		767.4	741.4	682.6
Interest expense		(37.6)	(38.1)	(40.2)
Interest income		22.3	7.4	0.9
Other income (expense)	23	2.7	12.8	(0.2)
Income before income taxes		754.8	723.5	643.1
Income tax expense	17	(244.6)	(211.5)	(184.0)
Net income		$510.2	$512.0	$459.1

Income per share:
Basic		$1.16	$1.15	$1.03
Diluted		$1.16	$1.15	$1.03
Weighted average common shares outstanding
(Millions):
Basic	2	438.4	445.1	445.1
Diluted	2	439.6	445.6	446.1

Comprehensive income, net of tax:
Net income		$510.2	$512.0	$459.1
Pension adjustments		(0.5)	2.1	(0.7)
Currency translation adjustments		(14.5)	(33.4)	(14.7)
Comprehensive income		$495.2	$480.7	$443.7

Net sales and operating income arose solely from continuing operations.

See Glossary of Abbreviations and Terms on pages 37 and 38.

The accompanying notes are an integral part of these consolidated financial statements.

FY 2024 Irish Statutory Accounts	17

James Hardie Industries plc
Consolidated Balance Sheets

		31 March
(Millions of US dollars)	Notes	2024	2023
ASSETS
Fixed Assets
Goodwill	7	$198.4	$200.7
Intangible assets, net	8	149.2	155.2
Property, plant and equipment, net	9	2,093.2	1,839.6
Operating lease right-of-use assets	10	60.9	59.4
Finance lease right-of-use assets	10	3.0	2.0

Current Assets
Inventories	6	337.8	344.2
Debtors	24	1,481.7	1,521.1
Investments	25	229.2	249.7
Cash and cash equivalents	4	365.0	113.0
TOTAL ASSETS		$4,918.4	$4,484.9

LIABILITIES
Shareholders' Equity
Called up share capital presented as equity	27	$224.7	$230.0
Share premium		267.4	243.9
Capital redemption reserve		15.1	9.6
Accumulated other comprehensive loss	21	(68.3)	(53.3)
Retained earnings		1,425.8	1,187.0
Total shareholders' equity		1,864.7	1,617.2

Provisions for liabilities
Deferred income taxes	17	107.5	93.6
Accrued product warranties	13	36.2	35.6
Asbestos liability	14	989.7	977.1
Workers' compensation - asbestos	14	15.2	18.2

Creditors (amounts falling due within one year):
Debt	12	7.5	—
Operating lease liabilities	10	19.0	18.1
Finance lease liabilities	10	1.2	0.8
Creditors	26	644.4	551.8

Creditors (amounts falling due after one year):
Debt	12	1,115.1	1,059.0
Operating lease liabilities	10	59.4	61.1
Finance lease liabilities	10	2.1	1.4
Creditors	26	56.4	51.0
Total Provisions and Creditors		3,053.7	2,867.7
TOTAL LIABILITIES		$4,918.4	$4,484.9

Approved by the Board of Directors and signed on its behalf by:

/s/ Anne Lloyd	/s/ Renee Peterson
Anne Lloyd	Renee Peterson

The accompanying notes are an integral part of these consolidated financial statements.

FY 2024 Irish Statutory Accounts	18

James Hardie Industries plc
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Cash Flows From Operating Activities
Net income	$510.2	$512.0	$459.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	185.0	172.6	161.8
Lease expense	26.9	23.4	23.2
Deferred income taxes	34.6	48.4	49.8
Stock-based compensation	28.2	15.7	9.0
Asbestos adjustments loss	151.7	37.0	131.7
Excess tax benefits from share-based awards	(0.6)	(0.2)	(2.4)
Gain on sale of land	(2.0)	(12.7)	—
Asset impairment - greenfield site	20.1	—	—
Other, net	32.2	22.7	17.7
Changes in operating assets and liabilities:
Accounts and other receivables	(19.7)	32.1	(70.9)
Inventories	3.4	(70.8)	(64.3)
Lease assets and liabilities, net	(28.0)	(19.0)	(19.2)
Prepaid expenses and other assets	(21.5)	(12.3)	(5.7)
Insurance receivable - Asbestos	5.6	6.2	8.3
Accounts payable and accrued liabilities	47.4	(63.2)	136.7
Claims and handling costs paid - Asbestos	(116.0)	(107.9)	(118.8)
Income taxes payable	(4.9)	5.5	0.2
Other accrued liabilities	61.6	18.1	41.0
Net cash provided by operating activities	$914.2	$607.6	$757.2
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(449.3)	$(591.3)	$(257.8)
Proceeds from sale of property, plant and equipment	4.2	14.1	—
Capitalised interest	(19.5)	(8.5)	(1.9)
Purchases of restricted investments - Asbestos	(144.2)	(180.1)	(114.6)
Proceeds from restricted investments - Asbestos	138.3	105.7	26.1
Net cash used in investing activities	$(470.5)	$(660.1)	$(348.2)
Cash Flows From Financing Activities
Proceeds from term loan	$300.0	$—	$—
Repayments of term loan	(1.9)	—	—
Proceeds from credit facilities	95.0	450.0	390.0
Repayments of credit facilities	(325.0)	(260.0)	(350.0)
Debt issuance costs	(1.2)	—	(2.1)
Proceeds from issuance of shares	0.4	0.2	0.3
Repayment of finance lease obligations and borrowings	(1.1)	(1.5)	(1.0)
Shares repurchased	(271.4)	(78.4)	—
Dividends paid	—	(129.6)	(484.0)
Taxes paid related to net share settlement of equity awards	(4.9)	(6.1)	(2.8)
Net cash used in financing activities	$(210.1)	$(25.4)	$(449.6)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(3.4)	$(8.4)	$(5.9)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	230.2	(86.3)	(46.5)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.6	271.9	318.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$415.8	$185.6	$271.9

Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$75.0	$34.7	$32.3

Supplemental Disclosure of Cash Flow Activities
Cash paid for interest, net of amounts capitalised	$61.3	$49.5	$38.9
Cash payment for income taxes, net	$183.1	$117.1	$92.7
Cash paid to AICF	$91.8	$109.6	$248.5

The accompanying notes are an integral part of these consolidated financial statements.

FY 2024 Irish Statutory Accounts	19

James Hardie Industries plc
Consolidated Reconciliation of Movement in Shareholders’ Equity

(Millions of US dollars)	Called up share capital	Share premium	Capital redemption reserve		Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balances as of 31 March 2021	$231.4	$228.6	$7.2		$606.0	$—	$(6.6)	$1,066.6

Net income	—	—	—		459.1	—	—	459.1
Other comprehensive loss	—	—	—		—	—	(15.4)	(15.4)
Stock-based compensation	0.7	5.5	—		—	—	—	6.2
Issuance of ordinary shares	—	0.3	—		—	—	—	0.3
Dividends declared	—	—	—		(178.1)	—	—	(178.1)
Balances as of 31 March 2022	$232.1	$234.4	$7.2		$887.0	$—	$(22.0)	$1,338.7

Net income	—	—	—		512.0	—	—	512.0
Other comprehensive loss	—	—	—		—	—	(31.3)	(31.3)
Stock-based compensation	0.3	9.3	—		—	—	—	9.6
Issuance of ordinary shares	—	0.2	—		—	—	—	0.2
Dividends declared	—	—	—		(133.6)	—	—	(133.6)
Shares repurchased	—	—	—		—	(78.4)	—	(78.4)
Shares cancelled	(2.4)	—	2.4	—	(78.4)	78.4	—	—
Balances as of 31 March 2023	$230.0	$243.9	$9.6		$1,187.0	$—	$(53.3)	$1,617.2

Net income	—	—	—		510.2	—	—	510.2
Other comprehensive loss	—	—	—		—	—	(15.0)	(15.0)
Stock-based compensation	0.2	23.1	—		—	—	—	23.3
Issuance of ordinary shares	—	0.4	—		—	—	—	0.4
Shares repurchased	—	—	—		—	(271.4)	—	(271.4)
Shares cancelled	(5.5)	—	5.5		(271.4)	271.4	—	—
Balances as of 31 March 2024	$224.7	$267.4	$15.1		$1,425.8	$—	$(68.3)	$1,864.7

The accompanying notes are an integral part of these consolidated financial statements.

FY 2024 Irish Statutory Accounts	20

James Hardie Industries plc
Notes to Consolidated Financial Statements

1. Background and Basis of Presentation
Statement of Compliance
The financial statements of James Hardie Industries plc (“JHI plc” or the "Company") for the year ended 31 March 2024 were authorised for issue by the Board of Directors on 20 May 2024 and the balance sheet was signed on the Board’s behalf by Anne Lloyd and Renee Peterson. The Company is incorporated and domiciled in Ireland and the incorporation number is 485719.
The directors have elected to prepare the consolidated financial statements of the Company in accordance with section 279 of the Companies Act 2014 (“Companies Act”), which accounting principles generally accepted in the United States of America (“US GAAP”), modified to comply with specific provisions of Irish Company Law.
Nature of Operations
JHI plc manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The consolidated financial statements, which have been prepared on a going concern basis, represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”.
The directors have elected to prepare the consolidated financial statements of the Company in accordance with Section 279 of the Companies Act, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with US GAAP, as defined in Section 279(1) of the Companies Act, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act or of any regulations made thereunder.
These consolidated financial statements are prepared in accordance with Irish Company Law, to present to the shareholders of the Company and file with the Companies Registration Office in Ireland. Accordingly, these consolidated financial statements include presentation and additional disclosures required by the Republic of Ireland’s Companies Act 2014 in addition to those disclosures required under US GAAP.

FY 2024 Irish Statutory Accounts	21

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Irish Company law requires that goodwill is written off over a period of time which does not exceed its useful economic life. However, we do not believe this gives a true and fair view as not all goodwill and intangible assets decline in value. In addition, since goodwill that does decline in value rarely does so on a straight-line basis, straight-line amortisation of goodwill over an arbitrary period does not reflect the economic reality. Consistent with US GAAP, we consider goodwill an indefinite-lived intangible asset that is not amortised over an arbitrary period. Rather, we account for goodwill in accordance with US GAAP. Therefore, in order to present a true and fair view of the economic reality, goodwill is considered indefinite-lived and is not amortised. We are not able to reliably estimate the impact on the financial statements of the true and fair override on the basis that the useful economic life of goodwill cannot be predicted with a satisfactory level of reliability nor can the pattern in which goodwill diminishes be known.
Goodwill represents amounts paid for an acquisition in excess of the fair value of net assets received. We test goodwill for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest an impairment exists.
Differences in Presentation
The consolidated financial statements included in the Appendix to the Directors’ Report are prepared in accordance with US GAAP, and the Irish Statutory Accounts are modified to comply with Irish Company Law. Accordingly, there are differences in presentation on the consolidated balance sheets and consolidated reconciliation of movement in shareholders’ equity.
Held for sale classification
In the Company's US GAAP consolidated financial statements, net assets of US$55.4 million were recorded as Assets held for sale at 31 March 2024, which is included within current assets on the balance sheet of the US GAAP consolidated financial statements. The held for sale classification is not applicable under Irish Company law, and as such, the net assets are presented under their relevant headings in the Irish Statutory accounts.
As a result of this adjustment, property, plant and equipment, net in the Irish Statutory Accounts at 31 March 2024 is higher by US$55.4 million and assets held for sale is nil, compared to the US GAAP consolidated balance sheet balance of US$55.4 million. There was no such difference for the year ended 31 March 2023.
Direct acquisition costs and share buybacks
Direct acquisition costs paid by the Company during the year ended 31 March 2019 of US$5.8 million was expensed under US GAAP and was required to be capitalised as Goodwill under Irish GAAP. For additional information, refer to Note 1 of the consolidated financial statements for the year ended 31 March 2019.
Share buybacks paid by the Company are reported as retained earnings in the Irish Statutory Accounts. For the years ended 31 March 2024 and 2023, adjustments of US$10.4 million and US$4.4 million, respectively, and US$11.2 million in prior years, were recorded to modify the US GAAP financial statements in accordance with Irish Company Law as it relates to the presentation of share buybacks.

FY 2024 Irish Statutory Accounts	22

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The impact of direct acquisition costs, share buybacks and held for sale classification on the consolidated financial statements were as follows:

	Year ended 31 March 2024
(Millions of US dollars)	As reported in Irish Statutory Accounts	Adjustments - Direct Acquisition Costs	Adjustments - Share Buybacks	Adjustments - Held for Sale Classification	As reported in US GAAP Consolidated Statement
Property, plant and equipment	2,093.2	—	—	(55.4)	2,037.8
Assets held for sale	—	—	—	55.4	55.4
Goodwill	198.4	5.8	—	—	192.6
Retained earnings	1,425.8	(5.8)	26.0	—	1,446.0

	Year ended 31 March 2023
(Millions of US dollars)	As reported in Irish Statutory Accounts	Adjustments - Direct Acquisition Costs	Adjustments - Share Buybacks	As reported in US GAAP Consolidated Statement
Goodwill	200.7	5.8	—	194.9
Retained earnings	1,187.0	(5.8)	15.6	1,196.8

FY 2024 Irish Statutory Accounts	23

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies
See Note 1 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for the following significant accounting policies:

● Variable Interest Entities	● Debt

● Use of Estimates	● Revenue Recognition

● Foreign Currency Translation/ Remeasurement	● Advertising Costs

● Restricted Cash and Cash Equivalents	● Income Taxes

● Accounts Receivables	● Financial Instruments

● Inventories	● Fair Value Measurements

● Property, Plant and Equipment	● Stock-Based Compensation

● Leases	● Loss Contingencies

● Depreciation and Amortisation	● Asbestos-related Accounting Policies

● Goodwill and Other Intangible Assets	● Accounting Standards Issued But Not Yet Adopted

● Impairment of Long-Lived Assets	● Earnings Per Share

● Accrued Product Warranties
Accounting Principles
All subsidiaries and qualifying VIE are consolidated and all intercompany transactions and balances are eliminated. The US dollar is used as the reporting currency. See Note 1 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for basis of presentation.
Distribution Costs
The Company includes distribution costs within cost of goods sold.
Research and Development
The Company expenses research and development costs when incurred. Research and development expenses were US$47.0 million, US$39.6 million and US$38.0 million during the years ended 31 March 2024, 2023 and 2022, respectively.

FY 2024 Irish Statutory Accounts	24

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos
See Note 1 to the US GAAP consolidated financial statements in Section 2 to the Appendix to the Directors’ Report for all disclosures in this accounting policy with the exception of the disclosures under the Asbestos Injuries Compensation Fund (“AICF”) subheader below.
AICF
In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the performing subsidiary that funds the AICF subject to the provisions of the Amended and Restated Final Funding Agreement (as amended from time to time, “AFFA”). The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.
Although the Company has no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF since the Company appoints three out of the five AICF directors. The Company’s consolidation of AICF results in certain assets and liabilities being recorded on its consolidated balance sheets and certain income and expense transactions being recorded in the consolidated statements of operations and comprehensive income.
For the years ended 31 March 2024 and 2023, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.
AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. AICF earns interest on its cash and cash equivalents and on its investments, which is included in the line item Interest income in the consolidated statements of operations and comprehensive income.
See Asbestos-related Accounting Policies in Note 1 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report. See Note 12 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheets under the terms of the AFFA.
Accounting Standards Issued But Not Yet Adopted
See Note 1 to the US GAAP consolidated financial statements in Section 2 to the Appendix to the Directors’ Report.
3. Revenues
See Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

FY 2024 Irish Statutory Accounts	25

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

4. Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
See Note 3 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 25 below.
5. Accounts and Other Receivables
See Note 4 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 24 below.
6. Inventories
See Note 5 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
7. Goodwill
See Note 1 and Note 6 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 1 above.
Irish Company law requires that goodwill is written off over a period of time which does not exceed its useful economic life. However, we do not believe this gives a true and fair view as not all goodwill and intangible assets decline in value. In addition, since goodwill that does decline in value rarely does so on a straight-line basis, straight-line amortisation of goodwill over an arbitrary period does not reflect the economic reality. Consistent with US GAAP, we consider goodwill an indefinite-lived intangible asset that is not amortised over an arbitrary period. Rather, we account for goodwill in accordance with US GAAP. Therefore in order to present a true and fair view of the economic reality, goodwill is considered indefinite-lived and is not amortised. We are not able to reliably estimate the impact on the financial statements of the true and fair override on the basis that the useful economic life of goodwill cannot be predicted with a satisfactory level of reliability nor can the pattern in which goodwill diminishes be known.
Goodwill represents amounts paid for an acquisition in excess of the fair value of net assets received. We test goodwill for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest an impairment exists.
The following are the changes in goodwill:

	31 March
(Millions of US dollars)	2024	2023
Balance at beginning of the period	$200.7	$205.3
Foreign exchange impact	(2.3)	(4.6)
Balance at end of period	$198.4	$200.7

FY 2024 Irish Statutory Accounts	26

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

8. Intangible Assets
See Note 1 and Note 6 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
The following are the changes in intangible assets:

Cost or Valuation
(Millions of US dollars)	Trade Names	Customer Relationships	Other	Total
Balance - 31 March 2023	$112.3	$47.9	$7.4	$167.6
Foreign exchange impact	(1.3)	(0.6)	—	(1.9)
Balance - 31 March 2024	$111.0	$47.3	$7.4	$165.7

Accumulated Amortisation
Balance - 31 March 2023	$—	$(12.4)	$—	$(12.4)
Amortisation	—	(4.3)	—	(4.3)
Foreign exchange impact	—	0.2	—	0.2
Balance - 31 March 2024	$—	$(16.5)	$—	$(16.5)

Net carrying amount - 31 March 2023	$112.3	$35.5	$7.4	$155.2

Net carrying amount - 31 March 2024	$111.0	$30.8	$7.4	$149.2

9. Property, Plant and Equipment
The Company capitalizes interest as part of the cost of construction of the property, plant and equipment using the weighted average interest rate of the Company’s debt, which is then depreciated on a straight-line basis over the assets’ useful lives. The amount of capitalised interest was US$19.5 million and US$8.5 million for the years ended 31 March 2024 and 2023, respectively. Further, see Note 7 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 1 above.

FY 2024 Irish Statutory Accounts	27

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2022	$83.6	$530.6	$1,880.0	$167.9	$2,662.1
Additions	0.9	42.2	215.9	343.2	602.2
Disposals [2]	(0.3)	(5.8)	(68.1)	(3.2)	(77.4)
Adjustments [3]	—	7.9	52.6	—	60.5
Exchange differences	(4.4)	(6.8)	(36.2)	(5.3)	(52.7)
At 31 March 2023	$79.8	$568.1	$2,044.2	$502.6	$3,194.7
Additions	21.7	15.7	203.1	258.6	499.1
Held for sale land [4]	55.4	—	—	(55.4)	—
Disposals [2]	(1.1)	(3.9)	(85.5)	(6.1)	(96.6)
Impairment[5]	—	—	—	(20.1)	(20.1)
Exchange differences	(1.4)	(2.5)	(11.9)	(4.3)	(20.1)
At 31 March 2024	$154.4	$577.4	$2,149.9	$675.3	$3,557.0

Accumulated depreciation:
At 31 March 2022	$—	$(186.7)	$(1,018.4)	$—	$(1,205.1)
Depreciation	—	(21.3)	(145.5)	—	(166.8)
Disposals [2]	—	4.6	48.9	—	53.5
Adjustments [3]	—	(7.9)	(52.6)	—	(60.5)
Exchange differences	—	3.3	20.5	—	23.8
At 31 March 2023	$—	$(208.0)	$(1,147.1)	$—	$(1,355.1)
Depreciation	—	(23.2)	(155.5)	—	(178.7)
Disposals [2]	—	2.1	61.0	—	63.1
Exchange differences	—	0.5	6.4	—	6.9
At 31 March 2024	$—	$(228.6)	$(1,235.2)	$—	$(1,463.8)

Net book value amount:
At 31 March 2023	$79.8	$360.1	$897.1	$502.6	$1,839.6
At 31 March 2024	$154.4	$348.8	$914.7	$675.3	$2,093.2
______________
1Construction in progress is presented net of assets transferred into service.
2Includes US$14.9 million and US$13.6 million of usage of replacement parts for the fiscal years 31 March 2024 and 2023, respectively.
3The adjustments correct immaterial errors identified by management whereby certain amounts were misclassified between cost and accumulated depreciation.
4This balance is the land in Trugania, which the Company plans to sell. In the Company's US GAAP consolidated financial statements this is recorded as a held for sale asset in current assets within the consolidated balance sheet. However, as the held for sale classification is not applicable under Irish Company law, this land balance is classified as Property, Plant and Equipment in the Irish Statutory accounts. See Note 1 in the Irish Statutory Accounts for further details.
5The impairment charge resulted from the difference between the carrying value of the Trugania land and its estimated fair value.

FY 2024 Irish Statutory Accounts	28

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

10. Leases
See Note 1 and Note 8 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
11. Accounts Payable and Accrued Liabilities
See Note 9 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 26 below.
12. Debt
See Note 10 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
13. Accrued Product Warranties
See Note 11 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

	31 March
(Millions of US dollars)	2024	2023
Amounts falling due within one year	$7.3	$5.4
Amounts falling due after more than one year	28.9	30.2
Accrued product warranties	$36.2	$35.6
14. Asbestos
See Note 12 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
15. Derivative Instruments
See Note 13 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
16. Commitments and Contingencies
See Note 14 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
Section 357 Guarantee
Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the commitments entered into, including amounts shown as liabilities in the statutory financial statements of its wholly-owned subsidiary undertakings James Hardie International Holdings Limited, James Hardie Holdings Limited, James Hardie Technology Holdings 1 Limited and James Hardie Technology Holdings 2 Limited for the financial year ended 31 March 2024 and has met the other conditions set out in that section and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 347 of the Companies Act.

FY 2024 Irish Statutory Accounts	29

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

17. Income Taxes
See Note 1 and Note 15 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
Deferred tax assets and liabilities are reported in the following consolidated balance sheets captions in the amounts shown:

	31 March
(Millions of US dollars)	2024	2023
Deferred income taxes included in debtors	$984.4	$1,054.2
Deferred income taxes included in provisions	(107.5)	(93.6)
Net deferred tax assets	$876.9	$960.6

Deferred income tax liability activity for the year ended 31 March 2024 is as follows:

(Millions of US dollars)
Balance as 31 March 2023	$(93.6)
Provisions, net	(13.9)
Balance as 31 March 2024	$(107.5)
18. Stock-Based Compensation
See Note 16 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
19. Capital Management and Dividends
See Note 17 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
The following table summarizes the dividends declared or paid during the fiscal years 2024, 2023 and 2022:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount Paid	Announcement Date	Record Date	Payment Date
FY 2022 second half dividend	0.30	129.6	17 May 2022	27 May 2022	29 July 2022
FY 2022 first half dividend	0.40	174.1	9 November 2021	19 November 2021	17 December 2021
Dividends paid as disclosed in the consolidated statement of cash flows represents the value of dividends converted to US dollars at the exchange rate on the date of payment. Dividends declared as disclosed in the consolidated reconciliation of movements in shareholders’ equity represents the US dollar value of dividends declared on the record date. The difference in the two values represents the change in foreign currency exchange rates between the record and payment dates.

FY 2024 Irish Statutory Accounts	30

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

20. Operating Segment Information and Concentrations of Risk
See Note 18 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 1 above.
21. Accumulated Other Comprehensive Loss
See Note 19 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
22. Employee Benefit Plan
See Note 20 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
23. Other income (expense)
Other income (expense) consists of the following components:

	31 March
(Millions of US dollars)	2024	2023	2022
Other gain (loss)	2.7	12.8	(0.2)
Other income (expense)	$2.7	$12.8	$(0.2)

24. Debtors

		31 March
(Millions of US dollars)	Notes	2024	2023
Amounts falling due within one year:
Accounts and other receivables, net of allowance for
doubtful accounts of US$8.5 million and US$2.6 million
as of 31 March 2024 and 31 March 2023, respectively	5	$366.1	$354.8
Prepaid expenses and other current assets		68.2	41.0
Insurance receivable - Asbestos	14	5.1	6.8
Workers' compensation - Asbestos	14	1.6	1.8
		441.0	404.4

Amounts falling due after more than one year:
Insurance receivable - Asbestos	14	26.4	28.2
Workers' compensation - Asbestos	14	13.6	16.4
Deferred income taxes	17	690.4	755.6
Deferred income taxes - Asbestos	14,17	294.0	298.6
Other assets		16.3	17.9
		1,040.7	1,116.7
		$1,481.7	$1,521.1

FY 2024 Irish Statutory Accounts	31

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

25. Investments
Investments consist of the following components:

		31 March
(Millions of US dollars)	Notes	2024	2023
Amounts falling due within one year:
Restricted cash and cash equivalents	4	$5.0	$5.0
Restricted cash and cash equivalents - Asbestos	4,14	45.8	67.6
Restricted short-term investments - Asbestos[1]	14	178.4	140.9
		229.2	213.5
Amounts falling due after one year:
Restricted long-term investments - Asbestos[1]	14	—	36.2
		—	36.2
		$229.2	$249.7
_________________
1 All investments are at amortized cost. See Note 12 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for additional information. During the year ended 31 March 2023, the Company reclassified its Restricted Short-Term Investments - Asbestos and Restricted Long-Term Investments - Asbestos from available for sale to held to maturity due to AICF's ability and intent to hold these securities to maturity.
26. Creditors

		31 March
(Millions of US dollars)	Notes	2024	2023
Amounts falling due within one year:
Accounts payable and accrued liabilities	11	$463.3	$387.7
Accrued payroll and employee benefits		143.3	108.3
Income taxes payable	17	13.0	15.4
Other liabilities		24.8	40.4
		644.4	551.8
Amounts falling due after more than one year:
Income taxes payable	17	—	2.3
Other liabilities		56.4	48.7
		56.4	51.0
		$700.8	$602.8
27. Called up Share Capital
At 31 March 2024 and 2023, the Company had 2.0 billion shares of common stock at Euro 0.59 par value authorised. The amount of common stock issued at 31 March 2024 and 2023 was 433,784,634 shares and 442,056,296 shares, respectively.
During fiscal year 2024 and 2023, the Company issued 0.4 million shares and 0.5 million shares, respectively, under incentive plans.

FY 2024 Irish Statutory Accounts	32

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

During fiscal year 2024 the Company announced a new share buy-back program which commenced on 8 November 2023 and which will end on 31 October 2024. The Company repurchased and cancelled 8,639,771 shares of its common stock through an on-market buy-back program.
During fiscal year 2023 the Company announced a share buy-back program which commenced on 8 November 2022 and ended on 31 October 2023. The Company repurchased and cancelled 3,833,388 shares of its common stock through an on-market buy-back program.
28. Employees
The average number of persons employed by the Company, excluding non-executive directors, during each fiscal year was as follows:

	Years Ended 31 March
	2024	2023	2022
North America Fibre Cement	3,337	3,228	3,014
Asia Pacific Fibre Cement	992	999	998
Europe Building Products	1,043	981	935
Research and Development	167	181	186
Corporate	140	84	63
	5,679	5,473	5,196
Employee costs during each fiscal year consist of the following and are all charged to profit and loss:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Wages and salaries	$541.8	$509.5	$449.8
Equity awards	45.5	18.4	12.2
Social security costs	45.5	39.8	38.0
Pension and postretirement costs	24.8	23.8	21.2
	$657.6	$591.5	$521.2
29. Directors’ Remuneration
See “Remuneration – Remuneration for Non-Executive Directors” in Section 1 of the Appendix to the Directors’ Report for details of the director fees to both the executive and non-executive directors.
Employment Agreement with Mr Aaron Erter
Mr Erter was the only director with an employment agreement at 31 March 2024. See section “Remuneration – Employment and Severance Arrangements” in Section 1 of the Appendix to the Directors’ Report for details of the terms of the CEO’s employment contract. In addition, Mr Erter also received ‘Other’ benefits described in the summary of employment agreements for senior executives in “Remuneration” in Section 1 of the Appendix to the Directors’ Report.

FY 2024 Irish Statutory Accounts	33

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

30. Auditor’s Remuneration
See “Remuneration of Independent Registered Public Accounting Firm” in Section 2 of the Appendix to the Directors’ Report. In addition, a portion of the total auditor’s remuneration includes amounts paid to the Ernst & Young Irish firm. See Note 13 to the JHI plc company financial statements for further information.
31. Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, the Company has identified one related party transaction requiring disclosure during fiscal year 2024. See “Directors, Senior Management and Employees – Remuneration Report” in Section 1 and Note 9 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report. See also “Corporate Governance Report – Director Independence” in Section 1 of the Appendix to the Directors’ Report for the Company’s consideration of Director Independence.
32. Subsequent Events
There are no significant events affecting the Group that have occurred since the year-end which would require disclosure or amendment to the financial statements.

FY 2024 Irish Statutory Accounts	34

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

33. Investments in Group Undertakings
The Company’s investments in group undertakings are listed below. Unless noted herein, all subsidiaries are wholly-owned by JHI plc, either directly or indirectly as of 31 March 2024.

Name	Nature of Business	Registered Address	Country of Incorporation	Jurisdiction of Tax Residence
Ajempa Holdings Inc. (Minority Interest of 40%) Associate	Trading	Brgy. San Isidro, Cabuyao, Laguna 4025, Philippines	Philippines	Philippines
James Hardie 117 Pty Ltd	Non-operating	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
James Hardie Acquisition Co., LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Australia Finance Pty Ltd	Inactive subsidiary	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
James Hardie Australia Pty Ltd	Trading and Manufacturing	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
James Hardie Bâtiment SAS	Trading	6, Place de la Madeleine, 75008 Paris, France	France	France
James Hardie Building Products Canada Inc	Trading	c/o McMillan LLP, Brookfield Place, 181 Bay Street, Suite 4400 Toronto, Ontario, Canada M5J 2T3	Canada	Canada
James Hardie Building Products Inc	Trading and Manufacturing	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Building Products Limited	Trading	One Fleet Place, London, EC4M 7WS, United Kingdom	United Kingdom	United Kingdom
James Hardie Europe B.V.	Trading	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie Europe Holdings GmbH	Holding	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
James Hardie Europe GmbH	Trading and Manufacturing	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
James Hardie Fiber Cement Europe GmbH	Non-operating	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
James Hardie Netherlands B.V.	Trading and Manufacturing	Loonse Waard 20, 6606 KG Niftrik, Netherlands	Netherlands	Netherlands
Fermacell Schraplau GmbH	Manufacturing	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
James Hardie Spain S.L.U.	Trading and Manufacturing	Barrio de la Estación s/n, Orejo, Marina de Cudeyo 39719, Cantabria, Spain	Spain	Spain
James Hardie Holdings Limited	Holding	1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland	Ireland	Ireland
James Hardie Insurance Ltd	Insurance	Mill Court, La Charroterie, St. Peter Port, Guernsey, Channel Islands	Guernsey	Guernsey
James Hardie International Finance Designated Activity Company	Treasury	1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland	Ireland	Ireland
James Hardie International Group Limited	Holding	1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland	Ireland	Ireland
James Hardie International Holdings Limited	Holding	1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland	Ireland	Ireland
James Hardie New Zealand Limited	Trading	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010, New Zealand	New Zealand	New Zealand
James Hardie NL1 B.V.	Holding	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NL2 B.V.	Holding	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NL3 B.V.	Holding	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie North America, Inc	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie N.V.	Holding	Gustav Mahlerlaan 42, 1082 MC Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NZ Holdings Limited	Holding	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010, New Zealand	New Zealand	New Zealand
James Hardie Philippines Inc	Trading and Manufacturing	Brgy. San Isidro, Cabuyao, Laguna 4025, Philippines	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Holding	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
James Hardie Research Pty Ltd	Research and development	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
James Hardie Systems Pty Ltd	Non-operating	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
James Hardie Technology Holdings 1 Limited	Holding	1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Holding	1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland	Ireland	Ireland
James Hardie Technology Limited	Intellectual Property	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie US Investments Sierra Inc.	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
JH Research USA, LLC	Research and development	303 E Wacker Dr, Suite 2500, Chicago, IL 60601	USA	USA
NV Technology Holdings, A Limited Partnership	Intellectual Property	Level 29, 530 Collins Street, Melbourne, VIC 3000, Australia	Australia	Australia
RCI Holdings Pty Ltd	Holding	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
RCI Pty Ltd	Inactive subsidiary	Level 17, 60 Castlereagh Street, Sydney NSW 2000, Austrailia	Australia	Australia
Siding Solutions Center LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
Studorp Ltd	Trading	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010, New Zealand	New Zealand	New Zealand
Victorville Industrial Minerals LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA

FY 2024 Irish Statutory Accounts	35

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

34. Profit Attributable to James Hardie Industries plc
In accordance with Section 304 of the Companies Act, the Company is availing of the exemption from presenting the individual Statement of Comprehensive Income to the annual general meeting and from filing it with the Registrar of Companies. JHI plc’s profit for the year ended 31 March 2024 was US$513.1 million (2023: US$169.0 million).
35. Approval of Financial Statements
The consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company.
36. General information

Registered No.
485719

Registered Office
1st Floor, Block A
One Park Place
Upper Hatch Street, Dublin 2
D02 FD79
Ireland

Non-Executive Directors
Anne Lloyd, USA (Chairperson)
Harold Wiens, USA
Nigel Stein, United Kingdom
Persio Lisboa, USA
Peter-John Davis, Australia
Rada Rodriguez, Sweden
Renee Peterson, USA
Suzanne Rowland, USA

Executive Directors
Aaron Erter, USA

Statutory Auditors Ernst & Young Harcourt Centre Harcourt Street Dublin 2 D02 YA40, Ireland Solicitors Arthur Cox Ten Earlsfort Terrace Dublin 2, D02 T380 Ireland Company Secretary Aoife Rockett

FY 2024 Irish Statutory Accounts	36

James Hardie Industries plc
Glossary of Abbreviations and Terms

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GEM	Global Exchange Market
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NSW	New South Wales
NYSE	New York Stock Exchange
R&D	Research and Development
ROCE	Return on Capital Employed
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

FY 2024 Irish Statutory Accounts	37

James Hardie Industries plc
Glossary of Abbreviations and Terms (continued)

Terms

Sales volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial measures – Irish Company Law equivalents
Net sales – is equivalent to the Irish Company Law measure of turnover.
Income (loss) before income taxes – is equivalent to the Irish Company Law measure of Profit (loss) on ordinary activities before taxation.
Income tax benefit (expense) – is equivalent to the Irish Company Law measure of taxation.
Net income (loss) – is equivalent to the Irish Company Law measure of Profit (loss) for the financial year.
Inventories – is equivalent to the Irish Company Law measure of stocks.
Retained earnings – is equivalent to the Irish Company Law measure of Profit and loss account under Shareholders’ Equity.
Accumulated other comprehensive income (loss) – is equivalent to the Irish Company Law measure of Other reserves.

FY 2024 Irish Statutory Accounts	38

James Hardie Industries plc
Forward-Looking Statements

This Annual Report contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings
▪expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

FY 2024 Irish Statutory Accounts	39

James Hardie Industries plc
Forward-Looking Statements (continued)

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 20 May 2024, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

FY 2024 Irish Statutory Accounts	40

James Hardie Industries plc
Company Balance Sheet
As at 31 March 2024

	Notes	31 March 2024 US$ millions	31 March 2023 US$ millions
FIXED ASSETS
Financial fixed assets	5	3,593.3	3,383.5
		3,593.3	3,383.5

CURRENT ASSETS
Debtors	6	41.1	20.8
Cash at bank and in hand		0.8	0.2
		41.9	21.0

CREDITORS
-amounts falling due within one year	7	(4.3)	(38.8)
NET CURRENT ASSETS/(LIABILITIES)		37.6	(17.8)
Total Assets less Current Liabilities		3,630.9	3,365.7

NET ASSETS		3,630.9	3,365.7

CAPITAL AND RESERVES
Called-up share capital presented as equity	9	224.7	230.0
Capital redemption reserve	9	15.1	9.6
Share premium	9	78.8	78.4
Other reserves	9	176.1	153.2
Profit and loss account	9	3,136.2	2,894.5
SHAREHOLDERS' FUNDS		3,630.9	3,365.7

The company profit for the year was US$513.1 million (2023: US$169.0 million).
The financial statements were approved by the Board of Directors on 20 May 2024 and signed on its behalf by:

/s/ Anne Lloyd	/s/ Renee Peterson
Anne Lloyd	Renee Peterson

FY 2024 Irish Statutory Accounts	41

James Hardie Industries plc
Company Statement of Changes in Equity
As of 31 March 2024

As at 31 March 2024:

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Treasury stock US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2023	230.0	9.6	78.4	153.2	—	2,894.5	3,365.7
Profit for the financial year	—	—	—	—	—	513.1	513.1
Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	513.1	513.1
Share-based payment transactions	0.2	—	—	22.9	—	—	23.1
Issue of ordinary shares	—	—	0.4	—		—	0.4
Acquisition of ordinary shares	—	—	—	—	(271.4)	—	(271.4)
Cancellation of ordinary shares	(5.5)	5.5	—	—	271.4	(271.4)	—
Balance 31 March 2024	224.7	15.1	78.8	176.1	—	3,136.2	3,630.9

As at 31 March 2023:

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Treasury stock US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2022	232.1	7.2	78.2	132.7	—	2,937.5	3,387.7
Profit for the financial year	—	—	—	—	—	169.0	169.0
Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	169.0	169.0
Share-based payment transactions	0.3	—	—	20.5	—	—	20.8
Issue of ordinary shares	—	—	0.2	—	—	—	0.2
Acquisition of ordinary shares	—	—	—	—	(78.4)	—	(78.4)
Cancellation of ordinary shares	(2.4)	2.4	—	—	78.4	(78.4)	—
Dividends declared	—	—	—	—	—	(133.6)	(133.6)
Balance 31 March 2023	230.0	9.6	78.4	153.2	—	2,894.5	3,365.7

FY 2024 Irish Statutory Accounts	42

James Hardie Industries plc
Notes to Company Financial Statements

1.    Statement of Compliance

The financial statements of James Hardie Industries plc (“JHI plc” or the “Parent Company”) for the year ended 31 March 2024 were authorised for issue by the Board of Directors on 20 May 2024 and the balance sheet was signed on the Board’s behalf by Anne Lloyd and Renee Peterson. JHI plc is incorporated and domiciled in Ireland and the incorporation number is 485719.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”) and in accordance with the Companies Act 2014.

JHI plc’s financial statements are presented in US Dollar and all values are rounded to the nearest million except when otherwise indicated.

The accounting records are maintained at the Company’s registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79.

2.    Background and Basis of Presentation

The principal activity of James Hardie Industries plc (JHI plc) is an investment holding company. JHI plc is the ultimate parent company of subsidiaries that manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada.

JHI plc is registered and domiciled in Ireland and is subject to Irish law as well as relevant European Union Council Regulations and relevant European Union Directives.

JHI plc continues to operate under the regulatory requirements of numerous jurisdictions and organisations, including the Australian Securities Exchange (“ASX”), Australian Securities and Investments Commission (“ASIC”), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeovers Panel, and various other rulemaking bodies. The Company became Irish tax resident on 29 June 2010.

JHI plc was in a net current asset position of US$37.6 million at 31 March 2024 and a net current liability position of US$17.8 million at 31 March 2023, respectively. The Parent Company has minimal liabilities other than amounts owed to its wholly-owned subsidiaries and special purpose entity (collectively, the “Company” or the “Group”). These undertakings will not be repaid until all other debts are satisfied. In addition, the Group has cash reserves of US$365.0 million and US$593.2 million of available unused external loan facilities at 31 March 2024 which the Parent Company can access through an inter-company facility with its Treasury subsidiary. The directors are satisfied that the Parent Company will continue to generate adequate cash to meet all its obligations as they fall due. On this basis, and after making inquiries, the directors have reasonable expectations that the Parent Company has adequate resources to continue in operational existence for a period of twelve months from the date of these financial statements. Accordingly, the Parent Company continues to adopt the going concern assumption in preparing the financial statements.

FY 2024 Irish Statutory Accounts	43

James Hardie Industries plc
Notes to Company Financial Statements (continued)

These financial statements are prepared in accordance with FRS 101 ‘Reduced Disclosure Framework’ as issued by the Financial Reporting Council.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:
•Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’ (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)
•IFRS 7, ‘Financial Instruments: Disclosures’ (equivalent disclosures present in the Group Accounts);
•The following paragraphs of IAS 1, ‘Presentation of financial statements’:
(i)10(d), (statement of cash flows)
(ii)10(f) (a statement of financial position as at the beginning of the preceding period when an entity applies an accounting policy retrospectively or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements),
(iii)16 (statement of compliance with all IFRS),
(iv)38A (requirement for minimum of two primary statements, including cash flow statements),
(v)111 (cash flow statement information), and
(vi)134-136 (capital management disclosures)
•IAS 7, ‘Statement of cash flows’
•Paragraph 30 and 31 of IAS 8 ‘Accounting policies, changes in accounting estimates and errors’ (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)
•Paragraph 17 of IAS 24, ‘Related party disclosures’ (key management compensation)
•The requirements in IAS 24, ‘Related party disclosures’ to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.
•IFRS 13, “Fair Value Measurement”

The Company has availed of the disclosure exemptions contained in FRS 101 on the basis that relevant, equivalent disclosures have been given in the group accounts of JHI plc. The group accounts of JHI plc are available to the public and can be obtained by accessing the Company’s FY2024 Annual Report on Form 20-F on the SEC’s website at www.sec.gov and on the Investor Relations area of the Company’s website at ir.jameshardie.com.au.

The financial statements have been prepared on the going concern basis under the historical cost convention in accordance with the Companies Act 2014 and FRS 101. The accompanying balance sheet of James Hardie Industries plc is presented on a stand-alone basis, including related party transactions.

FY 2024 Irish Statutory Accounts	44

James Hardie Industries plc
Notes to Company Financial Statements (continued)

3.    Material Accounting Policies
Investments
Financial fixed assets are stated at cost less provision for permanent diminution in value.
The carrying value of financial fixed assets is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Under IAS 36, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of fair value less cost to sell and value in use). Fair value less costs of disposal is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Foreign currency translation
The financial statements are expressed in US dollars (“US$”), the functional currency of the Company. Transactions denominated in foreign currencies have been translated to US$ at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to US$ at the rates of exchange ruling at the balance sheet date. The resulting profits and losses are dealt with in the income statement.

Contingencies
The Company has guaranteed certain liabilities of group companies. Financial guarantees are recognised as financial liabilities at the date it becomes probable that the subsidiary company is no longer able to meet its obligations that gave rise to the guarantee issued by the Company.

Statement of Comprehensive Income
In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting the individual Statement of Comprehensive Income to the annual general meeting and from filing it with the Registrar of Companies. The Company’s profit for the financial year ended 31 March 2024 was US$513.1 million (2023: US$169.0 million).

Financial Instruments - Financial assets initial recognition and measurement
Financial assets are measured in accordance with IFRS 9 and are classified at initial recognition as financial assets at amortised cost. Management review the carrying value of financial assets for impairment regularly or if circumstances indicate that the carrying amount may not be recoverable.

The Company’s financial assets comprise amounts due from Group undertakings and cash at bank and on hand.

Financial liabilities are measured in accordance with IFRS 9 and are measured at initial recognition at fair value. Financial liabilities are measured subsequently at amortised cost using the effective interest method.

The Company’s financial liabilities comprise amounts owing to Group companies and trade payables.

FY 2024 Irish Statutory Accounts	45

James Hardie Industries plc
Notes to Company Financial Statements (continued)

Judgements and estimates
The preparation of financial statements require management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities as at the balance sheet date and the amounts reported for revenues and expenses during the year. However, the nature of estimation means that actual outcomes could differ from those estimates.

Determining whether the Company’s investments in subsidiaries have been impaired requires estimations of the investments’ values in use. The value in use calculations require the entity to estimate the future cash flows expected to arise from the investments and suitable discount rates in order to calculate present values. The carrying value of the investments at 31 March 2024 and 31 March 2023 was US$3,593.3 million and US$3,383.5 million, respectively, with no impairment recognised in 2024 or 2023.

4.    Employees and Directors

The average number of employees during the financial year was 2 employees (2023: 2 employees) (administrative).

The aggregate payroll costs of these persons were as follows:

	31 March 2024 US$ millions	31 March 2023 US$ millions
Wages and salaries	0.4	0.3
Directors' fees	0.2	0.1

Aggregate payroll costs comprise of salaries and bonuses US$558,000 (2023: US$340,000), social security costs US$37,000 (2023: US$24,000), and pension costs US$13,000 (2023: US$10,000).

The Company operates a defined contribution pension scheme for its employees. Payments are recognised in the Statement of Comprehensive Income as they fall due and any contributions outstanding at the financial year end are included as an accrual in the Balance Sheet. The Company has no further payment obligations once the contributions have been paid.

5.    Financial Fixed Assets

	31 March 2024 US$ millions	31 March 2023 US$ millions
Shares in group companies	3,593.3	3,383.5
	3,593.3	3,383.5

Shares in group companies at 31 March 2024:

	Investment in Shares US$ millions	Capital Contribution US$ millions	Total US$ millions
At 31 March 2023, at cost	3,167.2	216.3	3,383.5
Capital contribution	209.8	—	209.8
At 31 March 2024, at cost	3,377.0	216.3	3,593.3

FY 2024 Irish Statutory Accounts	46

James Hardie Industries plc
Notes to Company Financial Statements (continued)

Shares in group companies at 31 March 2023:

	Investment in Shares US$ millions	Capital Contribution US$ millions	Total US$ millions
At 31 March 2022, at cost	3,167.2	216.3	3,383.5
At 31 March 2023, at cost	3,167.2	216.3	3,383.5
In the opinion of the directors, the recoverable amount of the investments is not less than the carrying value.

The Company’s direct subsidiaries at 31 March 2024 are as follows:

	Country of		Holding
Subsidiary Company	Incorporation	Nature of Business	%
James Hardie International Group Ltd.	Ireland	Holding Company	100%
James Hardie Insurance Ltd.	Guernsey	Insurance Company	100%

Refer to Note 33 to the consolidated financial statements where the Company’s directly and indirectly wholly-owned subsidiaries are listed.
6.     Debtors
Amounts falling due within one year comprised the following:

	31 March 2024 US$ millions	31 March 2023 US$ millions

Amounts owed by group companies	40.7	20.3
Prepayments	0.4	0.5
	41.1	20.8

All amounts due from group companies are interest bearing and repayable on demand. The current interest rate of 5.24% (3.36% at 31 March 2023) is the market overnight corporate deposit rate and the deposit is unsecured.

7.    Creditors

Amounts falling due within one year comprised the following:

	31 March 2024 US$ millions	31 March 2023 US$ millions
Trade creditors	0.5	0.2
Accruals	3.8	3.3
Amounts owed to group undertakings	—	35.3
	4.3	38.8

FY 2024 Irish Statutory Accounts	47

James Hardie Industries plc
Notes to Company Financial Statements (continued)

All amounts due to group companies are interest bearing and repayable on demand. The current interest rate of 7.23% (6.52% at 31 March 2023) is the market overnight corporate borrowing rate and the borrowing is unsecured.

8.    Called-up Share Capital Presented as Equity

The Company’s authorised and called-up share capital at 31 March 2024 and 2023 are detailed in the table below:

	As of 31 March
	2024 Number	2023 Number
Authorised share capital:
Ordinary shares of €0.59 par value	2,000,000,000	2,000,000,000

Alloted and Fully Paid:
Allotted and fully paid at beginning of financial year	442,056,296	445,348,933
Issue in respect of share-based payment plans	368,109	540,751
Acquired and cancelled in respect of share buy-back plan	(8,639,771)	(3,833,388)
Allotted and fully paid at end of financial year	433,784,634	442,056,296
Share buy-back
During the year the Company announced a share buy-back program which commenced on 8 November 2023 and will end on 31 October 2024. The Company repurchased and cancelled 8,639,771 shares of its common stock through an on-market buy-back program. The aggregate cost of the shares repurchased and cancelled was US$271.4 million, at prices ranging between US$24.56 and US$41.61.
The on-market buy-back program was transacted between 22 May 2023 to 13 June 2023 (both dates inclusive), between 14 August 2023 to 5 September 2023 (both dates inclusive), between 13 November 2023 to 18 December 2023 (both dates inclusive) and between 16 February 2024 to 21 March 2024 (both dates inclusive). The cost of the shares repurchased and cancelled was US$271.4 million.

The shares were cancelled on 16 June 2023, 7 September 2023, 20 December 2023 and 26 March 2024. There were no additional transactions and no treasury shares held at the beginning or end of the fiscal year.

During fiscal year 2023 the Company announced a share buy-back program which commenced on 8 November 2022 and ended on 31 October 2023. The Company repurchased and cancelled 3,833,388 shares of its common stock through an on-market buy-back program. The aggregate cost of the shares repurchased and cancelled was US$78.4 million, at prices ranging between US$18.41 and US$22.50.

The on-market buy-back program was transacted between 14 December 2022 to 21 December 2022 (both dates inclusive) and between 16 February 2023 to 14 March 2023 (both dates inclusive). The cost of the shares repurchased and cancelled was US$78.4 million.

FY 2024 Irish Statutory Accounts	48

James Hardie Industries plc
Notes to Company Financial Statements (continued)

The shares were cancelled on 21 December 2022 and 21 March 2023. There were no additional transactions and no treasury shares held at the beginning or end of the fiscal year.

In addition, refer to Note 17 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

9.    Reconciliation of Movement in Shareholders’ Funds

As at 31 March 2024

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Treasury stock US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2023	230.0	9.6	78.4	153.2	—	2,894.5	3,365.7
Profit for the financial year	—	—	—	—	—	513.1	513.1
Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	513.1	513.1
Share-based payment transactions	0.2	—	—	22.9	—	—	23.1
Issue of ordinary shares	—	—	0.4	—	—	—	0.4
Dividends declared	—	—	—	—	—	—	—
Acquisition of ordinary shares	—	—	—	—	(271.4)	—	(271.4)
Cancellation of ordinary shares	(5.5)	5.5	—	—	271.4	(271.4)	—
Balance 31 March 2024	224.7	15.1	78.8	176.1	—	3,136.2	3,630.9

See Note 19 of the Notes to the Consolidated Financial Statements for information on dividends declared.

As at 31 March 2023

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Treasury stock US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2022	232.1	7.2	78.2	132.7	—	2,937.5	3,387.7
Profit for the financial year	—	—	—	—	—	169.0	169.0
Other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	169.0	169.0
Share-based payment transactions	0.3	—	—	20.5	—	—	20.8
Issue of ordinary shares	—	—	0.2	—	—	—	0.2
Dividends declared	—	—	—	—	—	(133.6)	(133.6)
Acquisition of ordinary shares	—	—	—	—	(78.4)	—	(78.4)
Cancellation of ordinary shares	(2.4)	2.4	—	—	78.4	(78.4)	—
Balance 31 March 2023	230.0	9.6	78.4	153.2	—	2,894.5	3,365.7

Movements in the Capital Redemption Reserve arise from the financial effect of the cancellation of treasury shares.

FY 2024 Irish Statutory Accounts	49

James Hardie Industries plc
Notes to Company Financial Statements (continued)

Movements in other reserves arise from the financial effect of equity awards issued by the Company, which also includes the IFRS 2 cost in respect of employees of subsidiary undertakings, reflected as an increase in the Company’s investment in subsidiary undertakings.
10.    Commitments and Contingencies

At 31 March 2024, the Company has guaranteed certain liabilities of group entities as set forth below. The Company reviews the status of these guarantees at each reporting date and considers whether it is required to make a provision for payment on those guarantees based on the probability of the commitment being called.

Section 357 Guarantee

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the commitments entered into, including amounts shown as liabilities in the statutory financial statements of its wholly-owned subsidiary undertakings James Hardie International Holdings Limited, James Hardie Holdings Limited, James Hardie Technology Holdings 1 Limited and James Hardie Technology Holdings 2 Limited for the financial year ended 31 March 2024 and has met the other conditions set out in that section and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 357 of the Companies Act 2014.

AFFA

The Amended and Restated Final Funding Agreement (as amended from time to time, “AFFA”) was approved by shareholders in February 2007 to provide long-term funding to Asbestos Injuries Compensation Fund (“AICF”). The Company indirectly owns 100% of the Performing Subsidiary that funds AICF subject to the provisions of the AFFA. Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis, depending on the group’s net operating cash flow.

Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the Performing Subsidiary, a wind-up event or a reconstruction event. At 31 March 2024 and 2023, there is no indication that any such breach will occur and, accordingly, there is no liability recorded on the Company’s balance sheet at that date. Refer to Notes 2, 4 and 14 to the consolidated financial statements.

11.        Related Party Transactions

The Company has not disclosed any related party transactions as it has availed of the exemption available under the provisions of FRS 101 which exempts disclosure of transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by a member of that group.

FY 2024 Irish Statutory Accounts	50

James Hardie Industries plc
Notes to Company Financial Statements (continued)

12.    Subsequent Events

There are no significant events affecting the Group that have occurred since the year-end which would require disclosure or amendment to the financial statements.
13.    Auditor's Remuneration
Fees paid to the Company’s independent auditor for services provided for fiscal years ended 31 March 2024 and 2023 were as follows:

	Fiscal Years Ended 31 March
	2024	2023
(millions of US dollars)
Audit Fees	0.4	0.4

Audit remuneration to the independent auditor represents the audit remuneration in respect of the Irish statutory audit of the Irish Statutory Accounts. The auditor’s remuneration to the Independent registered public accounting firm disclosed in Note 30 to the consolidated financial statements represents the audit fee disclosures required for registrants of the SEC.

Audit Fees include the aggregate fees for professional services rendered by our independent auditor. Professional services include the audit of the annual financial statements and services that are normally provided in connection with statutory filings.

14. Income Taxes

In December 2023, Ireland enacted Pillar Two rules in accordance with the Minimum Tax Directive of the European Union for implementation of Pillar Two of the Organization for Economic Cooperation and Development’s (OECD’s) Two Pillar solution. The Pillar Two rules provide that income of large groups is taxed at a minimum effective tax rate of 15% on a jurisdictional basis. The Pillar Two rules include an Income Inclusion Rule top-up tax and a domestic top-up tax, which applies to fiscal years commencing on or after 31 December 2023, and an Undertaxed Profits Rule which applies to fiscal years commencing on or after 31 December 2024. The Pillar Two rules will first apply to JHI plc commencing 1 April 2024. Although JHI plc expects an increased tax compliance burden, the Pillar Two rules are not expected to have a material impact on our effective tax rate or our consolidated results of operations.

15.     Approval of Financial Statements

The financial statements have been approved and authorised for issue by the Board of Directors of the Company on 20 May 2024.

FY 2024 Irish Statutory Accounts	51